As filed with the Securities and Exchange Commission on September 21, 2021
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Yesway, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5411 (Primary Standard Industrial Classification Code Number)	86-3446060 (I.R.S. Employer Identification No.)
2301 Eagle Parkway
Fort Worth, TX 76177
Telephone: (682) 428-2400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kurt M. Zernich
General Counsel
2301 Eagle Parkway
Fort Worth, TX 76177
Telephone: (682) 428-2400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ian D. Schuman, Esq. Stelios G. Saffos, Esq. Drew Capurro, Esq. Latham & Watkins LLP 1271 Avenue of Americas New York, NY 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Christopher M. Forrester Ilir Mujalovic Shearman & Sterling LLP 1460 El Camino Real, 2nd Floor Menlo Park, CA 94025-4110 Telephone: (650) 838-3600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.0001 par value per share	$100,000,000	$10,910

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is executed.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PROSPECTUS (Subject To Completion)
Issued September 21, 2021
           Shares
Yesway, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Yesway, Inc. We are selling           shares of Class A common stock.
Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $      and $      . We have applied to list our Class A common stock on the Nasdaq Stock Market under the symbol “YSWY.”
We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock and each share of our Class B common stock entitles the holder to one vote per share on all matters presented to our stockholders generally. Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by the Continuing Equity Owners (as defined below), which will represent in the aggregate approximately % of the voting power of our outstanding common stock after this offering (or approximately % if the underwriters exercise in full their option to purchase additional shares).
We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will consist of LLC Interests (as defined below) we acquire directly from BW Ultimate Parent, LLC, and indirectly from the Blocker Shareholders (as defined below) with the proceeds from this offering, collectively representing an aggregate % economic interest in BW Ultimate Parent, LLC. Of the remaining % economic interest in BW Ultimate Parent, LLC, % will be owned by the Continuing Equity Owners (excluding Brookwood) through their ownership of LLC Interests and % will be owned by Brookwood, our majority owner through their ownership of LLC Interests. Following this offering, Brookwood will continue to be able to control all of our major corporate decisions.
Yesway, Inc. will be the sole managing member of BW Ultimate Parent, LLC. We will operate and control all of the business and affairs of BW Ultimate Parent, LLC and its direct and indirect subsidiaries and, through BW Ultimate Parent, LLC and its direct and indirect subsidiaries, conduct our business.
After the consummation of the Transactions (as defined below), including this offering, we will be considered a “controlled company” within the meaning of the rules of the Nasdaq Stock Market as Brookwood, our sponsor, will have more than 50% of the voting power for the election of our directors. See “Our Organizational Structure” and “Management—Controlled Company Exception.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Yesway, Inc.	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

At our request, the underwriters have reserved up to % of the shares offered by this prospectus for sale at the initial public offering price through a reserved share program. See “Underwriting (Conflicts of Interest)—Reserved Share Program.”
The underwriters have the option to purchase up to an additional           shares of Class A common stock from us at the initial price to public less the underwriting discounts within 30 days of the date of this prospectus solely to cover over-allotments, if any.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on           , 2021.

Morgan Stanley	J.P. Morgan	Goldman Sachs & Co. LLC
BMO Capital Markets	Barclays
Prospectus dated         , 2021.

Say yes to Convenience

yes
way

ALLSUP'S
Diesel
2.79
ALLSUP'S

1
yes
way

BIG
FREEZE
Say yes to fast and fresh

403 store portfolio in nine states in the Midwest and Southwest as of June 30, 2021.

ALLSUP'S

yes way

Marlboro
BIG FREEZE
Sandwiches

yes way
Snack Center
JUMBO
Honey
JUMBO

A differentiated brand known for its operational excellence, enhanced food service offering, expanded product assortment, including affordable and high-quality private-label items, and an award-winning loyalty program.

yes way rewards
yes way

THIRST QUENCH
FRESH BREWED TEA

A 60-year-old cornerstone of its local communities, distinguished by the famous Allsup's deep-fried burrito and a compelling selection of grocery items and private-label products.

World Famous
Beef & Bean Burrito

WHEAT SANDWICH
ALLSUP'S
WHOLE MILK
12 EGGS
FARM FRESH LARGE GRADE A EGGS
GRADE A
ALLSUP'S

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
Through and including           , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter, and with respect to an unsold allotment or subscription.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting (Conflicts of Interest).”

i

BASIS OF PRESENTATION
Organizational Structure
In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, to which we refer collectively as the “Transactions.”
See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.
Certain Definitions
As used in this prospectus, unless the context otherwise requires:
•
“we,” “us,” “our,” the “Company,” “Yesway,” and similar references refer: (1) following the consummation of the Transactions, including this offering, to Yesway, Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including Parent (as defined below); and (2) prior to the completion of the Transactions, including this offering, to Parent and, unless otherwise stated, all of its direct and indirect subsidiaries.

•
“Allsup’s” refers to Allsup’s Convenience Stores, which we acquired on November 18, 2019.

•
“Blocker Companies” refer to entities affiliated with Brookwood that are owners of LLC Interests in Parent prior to the Transactions and are taxable as corporations for U.S. federal income tax purposes.

•
“Blocker Shareholders” refer to entities affiliated with Brookwood, which entities are also the owners of the Blocker Companies prior to the Transactions, who will exchange their interests in the Blocker Companies for shares of our Class A common stock and rights under the Tax Receivable Agreement in connection with the consummation of the Transactions.

•
“Brookwood” refers to our sponsor Brookwood Financial Partners, LLC, a Delaware limited liability company, certain funds affiliated with Brookwood Financial Partners, LLC and other entities over which Brookwood Financial Partners, LLC has voting control (including any such fund or entity formed to hold shares of Class A common stock for the Blocker Shareholders).

•
“Continuing Equity Owners” refer collectively to holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions (which include Brookwood and each of our executive officers, and their respective permitted transferees) who may, following the consummation of this offering, exchange at each of their respective options (subject in certain circumstances to time-based vesting requirements and certain other restrictions), in whole or in part from time to time, their LLC Interests (along with an equal number of shares of Class B common stock (and such shares shall be immediately cancelled)) for, at our election (determined by at least two of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), cash or newly issued shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.”

•
“Credit Facility” refers to the $410.0 million Term Loan Facility and the $125.0 million Revolving Credit Facility under that certain credit agreement, as amended, restated, supplemented or otherwise modified from time to time, entered into as of April 2, 2021, among BW Gas & Convenience Parent, LLC, BW Gas & Convenience Holdings, LLC, as borrower, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and each L/C Issuer (as defined thereto).

•
“LLC Interests” refer to the common units of Parent, including those that we purchase with a portion of the net proceeds from this offering.

•
“Parent” refers to BW Ultimate Parent, LLC.

•
“Parent LLC Agreement” refers to Parent’s second amended and restated limited liability company agreement, which will become effective on, or prior to, the consummation of this offering.

Yesway, Inc. will be a holding company and the sole managing member of Parent, and upon consummation of the Transactions, its principal asset will consist of LLC Interests.
Presentation of Financial Information
Parent is the accounting predecessor of the issuer, Yesway, Inc., for financial reporting purposes. Yesway, Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:
•
Yesway, Inc.—Other than the inception balance sheet, dated as of April 23, 2021, the historical financial information of Yesway, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date, and had no assets or liabilities during the periods presented in this prospectus.

•
Parent—Because Yesway, Inc. will have no interest in any operations, other than those of Parent and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Parent and its subsidiaries.

Except as noted in this prospectus, the unaudited pro forma financial information of Yesway, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Parent and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2020 in the case of the unaudited pro forma condensed consolidated statements of operations data, and as of June 30, 2021, in the case of the unaudited pro forma condensed consolidated balance sheet data. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.
Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures
Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business.” We define these terms as follows:
•
“store count by brand” represents the number of stores open under the Yesway brand and the Allsup’s brand we operated at the end of a given period;

•
“fuel gallons sold by type” represents the total number of gallons sold of diesel fuel and of gasoline fuel in a given period;

•
“fuel gross profit” represents the fuel sales in a given period less the cost of goods sold for fuel during the same period;

•
“inside merchandise sales” represent the sales of general merchandise and foodservice;

•
“inside merchandise gross profit” represents inside merchandise sales in a given period less the direct cost of goods sold for merchandise and foodservice during the same period;

•
“same-store sales” represent the total sales in a given category for our stores open during the full time of the periods being presented;

•
“Adjusted EBITDA” represents, as applicable for the period, net income (loss) before interest expense, income tax expense (benefit), depreciation, amortization and accretion expense, and further adjusted by excluding the loss (gain) on sales of assets, goodwill impairment, gain on bargain purchase, acquisition, financing, integration and restructuring costs, stock-based compensation costs and other non-recurring expenses; and

•
“Store Contribution” represents, as applicable for the period, income (loss) from operations before depreciation, amortization and accretion expense, loss (gain) on sales of assets, goodwill impairment, gain on bargain purchase, acquisition financing, integration and restructuring costs, stock-based compensation costs, other non-recurring expenses and overhead expenses directly attributed to support staff and corporate offices that, while essential in supporting our store operations, are not directly related to store operations. The excluded overhead expenses include:

•
salaries and benefits: the costs associated with corporate officers, senior management and back office staff;

•
facility expenses: all costs associated with maintaining corporate offices, including rent, real estate taxes, utilities and telecommunications;

•
professional services: audit, accounting, and consulting service fees, third party legal fees, payroll processing fees for corporate payroll, and recruiting fees for corporate staff;

•
marketing and advertising costs: retainers and fees for public relations and advertising firms related to overall company brand and marketing that is not directly related to a store;

•
supplies costs: costs for office supplies for corporate staff;

•
repairs and maintenance costs: costs related to supplies and equipment for corporate employees and corporate offices;

•
meetings and travel expenses: expenses associated with travel by corporate personnel and corporate meetings, trainings, and events;

•
insurance costs: costs associated with maintaining insurance policies related to corporate offices and staff; in contrast, individual stores are separately allocated insurance expenses for applicable premiums; and

•
other income and expenses: costs related primarily to bank fees, equipment rental, membership dues for retail/fuel associations and charitable contributions.

We use non-GAAP financial measures, such as Adjusted EBITDA and Store Contribution, to supplement financial information presented in accordance with generally accepted accounting principles in the United States, or GAAP. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance, in the case of Adjusted EBITDA, and the direct performance of our stores, in the case of Store Contribution, from period to period, and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Additionally, Store Contribution excludes costs that we incur on an enterprise level that while essential in supporting our store operations, are not directly related to store operations, and that we believe result in efficiencies of scale and confer other benefits across our business. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. See “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

TRADEMARKS
This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, including trade associations and government agencies, and data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

v

PROSPECTUS SUMMARY
This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Overview
Yesway is one of the fastest-growing convenience store operators in the U.S., with 403 Company-operated stores as of June 30, 2021, up from 140 as of December 31, 2018. We operate our portfolio primarily under two successful brands, Yesway and Allsup’s. Our sites are differentiated through a leading foodservice offering, featuring Allsup’s famous deep-fried burrito, and a wide variety of high-quality grocery items and private-label products. Our geographic footprint consists of stores located in attractive rural and suburban markets across the Midwest and Southwest, where we often are the convenience retail destination of choice and effectively the local grocer. We have a successful track record of growing through acquisitions and believe we are well positioned to continue to solidify our market position and grow our store count.
Established in 2015 by a team of real estate-focused private equity investors, Yesway is a multi-branded platform that acquires, transforms, and enhances portfolios of convenience stores by leveraging expertise in real estate and technology, and by implementing data-driven decision making. We assembled a team of industry veterans and built the Yesway brand from the ground up based on best practices for operating a convenience retailer. We offer our customers a go-to destination for compelling foodservice and convenience products with a neighborly and enjoyable shopping experience. We believe this value proposition has resulted in strong customer loyalty, as evidenced by our track record of positive same-store sales growth. Additionally, in an industry that has been slow to adopt technology, we have made it a focus. Our investments in technology and software-led business automation enable best-in-class reporting and performance monitoring, drive strong operational efficiencies by reducing labor cost associated with manual processes, allow for data-driven decision making, and provide an improved customer experience.
We are continuing to grow through: (1) portfolio and single-store acquisitions, having reached our current scale through 24 portfolio acquisitions; and (2) razing and rebuilding or remodeling existing stores, a strategy that has enabled us to achieve substantial financial improvement year-over-year via increased store-level sales and EBITDA. Our ability to build brands, raise capital, and acquire stores at favorable valuations has proven to be an effective strategy. In less than four years, we created a portfolio of more than 140 Yesway-branded stores by acquiring independent locations at compelling prices, rebranding or remodeling them, and implementing operational efficiencies. In November 2019, we acquired Allsup’s, a chain of over 300 convenience stores and the largest acquisition in our history. This acquisition approximately tripled our store count and made us one of the largest convenience store operators in the U.S.
We have a differentiated track record of sourcing, integrating, and adding value to our portfolio acquisitions. Since our founding, we have acquired 451 convenience stores in 24 separate transactions and made select divestitures in connection with larger acquisitions or to dispose of under-performing stores, bringing our total store count to 403 as of June 30, 2021. We have built a strong reputation as an acquirer of choice in our markets and will continue to leverage our acquisition experience to outperform competitors and drive growth in the future.
As part of our due diligence for each acquisition, we develop a timeline and specific plan for the operational, financial, technological, and structural integration of the new stores. For our transformative Allsup’s acquisition, we identified $42.0 million in synergies to be realized through the operational merger with Yesway and projected for the integration of the two companies and achievement of these synergies to be completed by the end of 2021. We successfully completed the structural and technological integration of the two companies ahead of schedule, including the consolidation of legal entities, contracts, information technology platforms, financial reporting systems, and employee benefit plans and policies. As of July 2021, we have achieved $31.5 million in completed, run-rate synergies, of which $24.4 million are cost synergies and $7.1 million are revenue synergies. In this context, completed run-rate synergies refers to implemented actions that, on a 12-month run rate, would result in our realizing such cost savings or gross margin improvement per year.
Recent Financial Performance
We believe we are still in the early stages of realizing the benefits of our transformative acquisition of Allsup’s in November 2019, which was the primary driver in increasing our store count from 140 at the end of 2018 to 403 as of June 30, 2021. Despite the COVID-19 pandemic, which disrupted and continues to significantly disrupt global economies and many U.S. businesses, we have achieved the following performance since the closing of the Allsup’s acquisition on November 18, 2019:
•
Fuel gross profit was $136.0 million in 2020 and fuel margin was 35.9 cpg during the same period. Fuel gross profit decreased 12% from $72.8 million for the six months ended June 30, 2020 to $64.1 million for the six months ended June 30, 2021;

•
Inside merchandise sales were $628.8 million in 2020. Inside merchandise sales increased by 0.4% from $306.9 million for the six months ended June 30, 2020 to $308.2 million for the six months ended June 30, 2021;

•
Inside merchandise margin was 30.5% in 2020. Inside merchandise margin increased by 200 bps from 29.5% for the six months ended June 30, 2020 to 31.5% for the six months ended June 30, 2021;

•
Income from operations was $86.6 million in 2020 and $42.5 million in the six months ended June 30, 2021 compared to $47.7 million for the six months ended June 30, 2020;

•
Net income was $26.6 million in 2020 and $2.3 million for the six months ended June 30, 2021 compared to $15.4 million for the six months ended June 30, 2020;

•
Store Contribution was $159.2 million in 2020, $76.7 million for the six months ended June 30, 2021 and $82.4 million for the six months ended June 30, 2020; and

•
Adjusted EBITDA was $118.8 million in 2020, $57.6 million for the six months ended June 30, 2021 and $63.6 million for the six months ended June 30, 2020.

Total principal amount of debt outstanding under our Credit Facility, excluding unamortized debt discount and deferred issuance costs, as of June 30, 2021 was $385.1 million, consisting of $410.0 million outstanding under our Term Loan B and net debt issuance costs of $24.9 million. In April 2021, we refinanced our outstanding debt and entered into a credit agreement providing for a $410.0 million term loan facility and a $125.0 million undrawn, revolving credit facility.

Our Industry
We operate in the large and ubiquitous U.S. convenience retail industry, which was comprised of over 150,000 stores as of December 31, 2020, according to the National Association of Convenience Stores (“NACS”). Convenience stores are one of the most ubiquitous retail offerings in the country, with more than three times as many locations as grocery stores. This essential industry has experienced consistent growth for decades, is more insulated from the threat of e-commerce than other retailers, and has proven to be resilient through severe recessions. Additionally, we believe enduring trends of industry fragmentation and increasing benefits of consolidation provide us with continued opportunities to compete more effectively and grow through acquisitions.
Large and Growing Addressable Market.   The U.S. convenience retail industry generated $548.2 billion in sales in 2020, according to NACS. Inside merchandise sales, which comprised 47% of total U.S. convenience retail industry sales in 2020, have increased by 6.0% per year on average since 1980. Additionally, convenience stores offer speed of service to time-sensitive consumers and often serve as substitutes to conventional grocery stores and quick service restaurants (“QSRs”), which generated $1.0 trillion and $239.0 billion in sales in the U.S. in 2020, respectively, according to Statista. We believe this is particularly applicable to Yesway and Allsup’s as both brands operate in less dense markets and are often one of the primary destinations for customers to buy groceries and food to-go. Given these advantages, we believe we have a significant opportunity to expand our product offering and capture market share from other retail formats.
Insulated from E-Commerce.   We believe convenience stores are more insulated from the encroachment of e-commerce than other retailers as they provide a number of important items that cannot be easily delivered on an on-demand basis to consumers’ homes, whether due to government regulation, logistical issues, or customers’ desire for food on-the-go. These categories include hot coffee, lottery tickets, tobacco products, alcohol, hot food, and fountain drinks. According to NACS, these combined categories represented more than 60% of merchandise sales at convenience stores and, together with motor fuel, almost 80% of total industry revenue in 2020. In addition, in rural markets, we believe the home delivery of small-ticket items has proven uneconomical due, in part, to low population density. As a result, we have seen limited competition from e-commerce businesses, and we believe the potential near-term impact of e-commerce on our business is low.
Slow Adoption of Electric Vehicles.   The adoption of electric vehicles, or EVs, remains slow in the markets in which we operate. Based on the EIA 2021 Annual Energy Outlook report, battery and EVs are expected to represent only approximately 9% of total U.S. light-duty vehicle sales by 2030, and only 20% of U.S. light-duty vehicle sales by 2050. The adoption of EVs is particularly slow in our current geography, according to data collected by the U.S. Census Bureau and the U.S. Department of Energy, which we believe insulates us from more dramatic long-term drops in demand for fuel. In addition, while fuel efficiency of vehicles is slowly increasing, total gasoline consumption in the U.S. actually increased from 2015 through 2019 due to population growth and increased miles driven per capita according to the U.S. Energy Information Administration. We believe that even in the event of faster adoption of EVs, our retail real estate of gas stations and convenience stores will make an attractive target for EV charging locations.
Recession-Resilient Industry.   The convenience retail industry has thrived through U.S. economic cycles, oil price fluctuations, inflation, and government regulations as convenience stores are often viewed as the “destination of choice” for grocery and snacking needs for many consumers, and the demand for retail fuel remains fairly inelastic. Inside merchandise sales in the convenience retail industry have consistently grown at a compound annual growth rate (“CAGR”) of 6.0% since 1980, topping $255 billion in 2020.

Sources:   NACS and U.S. Energy Information Administration.
Essential Retail Industry.   The broader retail industry is undergoing structural shifts, as more retailers file for bankruptcy and close stores, a trend that has been accelerated by the COVID-19 pandemic. In contrast, convenience stores were declared essential businesses by state governments during the pandemic and have demonstrated resilient and growing inside merchandise sales as a result of strong customer loyalty. Convenience stores offer efficiency and convenience by providing customers the ability to complete both grocery shopping and refueling in the same trip, an important consideration during the pandemic and going forward.
Highly Fragmented Industry Leading to Significant Consolidation Opportunities.   The convenience retail industry is large and remains highly fragmented. Of the more than 150,000 stores in the U.S. as of December 31, 2020, 61.4% were owned by single-store operators while the remaining 38.6% were part of multi-store chains, according to NACS. The five largest convenience store chains accounted for only 15% of the industry’s total store count as of December 31, 2020. In recent years, the industry has seen a wave of consolidation as larger players have increasingly absorbed smaller ones. Scale provides convenience store operators numerous benefits, including more attractive fuel and merchandise contract terms, more scalable foodservice, an ability to implement broad loyalty programs, and other economies of scale.
Our Competitive Strengths
Leading, Scaled Convenience Store Operator with Strong Position in Highly Attractive Markets
With 402 stores as of December 31, 2020, we ranked as the 12th largest convenience store operator by store count in the U.S., according to CS News’ store count for convenience store chains excluding non-comparable convenience store owners such as integrated oil companies, midstream and upstream oil companies, truck stops, and REITs. We operate a mix of rural and suburban locations in the Midwest and Southwest geographies, which are traditionally characterized by stable household income and population growth. The majority of our stores are located in communities with fewer than 20,000 people. Through our deep presence in smaller communities, we have built strong competitive positioning and brand loyalty in our markets. In most of our markets, we operate as the #1 or #2 convenience store based on sales and are, in some locations, the sole local destination for fuel- and grocery-related items. In addition, in the rural markets in which we operate, we note slower adoption of EVs relative to urban markets, insulating us from more dramatic long-term drops in demand for fuel. If EV adoption accelerates in our geographies, we believe our strong operational expertise and lot sizes will allow us to quickly add EV infrastructure. For example, we, together with a third-party energy company, have partnered with the state of New Mexico to introduce charging stations at a number of our locations. We believe that our scale and leading market position will allow us to effectively compete and drive growth in our existing markets.
Two Strong, Synergistic Brands with a Loyal Consumer Following and Iconic Foodservice Platform
The Yesway and Allsup’s brands complement and drive synergies to one another. Allsup’s stores are set to benefit from the rollout of Yesway’s loyalty program and continued integration of Yesway’s technology platform, while Yesway stores will benefit from the rollout of Allsup’s destination foodservice platform.
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Yesway (101 Locations).   We created Yesway as a differentiated brand that is known for operational excellence, an enhanced foodservice offering, an expanded product assortment including affordable and high-quality private-label items, and attentive customer service. Our award-winning Yesway Rewards loyalty program is a key strategic platform that delivers value to customers by offering attractive savings on gas, club rewards, member-only coupons and discounts, and sweepstakes, which generate significant customer engagement, repeat customer visits and increased store foot traffic. Our loyalty program has, on average, increased annual member spend by 27% on inside merchandise and 16% on fuel compared to the year prior to joining the program, based on an evaluation completed in 2020. Based on that same evaluation, customers enrolled in Yesway Rewards generated an average of 27% more inside merchandise gross profit compared to their inside merchandise gross profit contribution before joining the rewards program. Leveraging Yesway’s deep expertise in loyalty management, we rolled out the loyalty program to all Allsup’s stores by the end of February 2021, which was met with widespread acceptance.

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Allsup’s (302 Locations).   With its family-run heritage, Allsup’s has been serving as a cornerstone in each of its local communities for over 60 years. Additionally, Allsup’s features an iconic foodservice platform distinguished by the famous Allsup’s deep-fried burrito and a compelling selection of grocery items and private-label products. We plan to rollout Allsup’s strong foodservice platform across Yesway stores. In March 2021, we introduced the Allsup’s deep-fried burrito into our Amarillo Yesway store, which was met with great enthusiasm by customers. Further, Allsup’s stores benefit from a store layout that allows a single employee to simultaneously operate the register and manage the foodservice preparation during non-peak hours, driving labor cost efficiencies.

We believe we have created tremendous brand value with both Yesway and Allsup’s, and we expect to continue to grow our platform under these two successful brands.
Tech Platform and Data-Driven Decision Making Drive Operational Efficiencies
We effectively leverage technology and data in an industry that has been historically slow to adopt technology, which we believe differentiates us from our competitors. We utilize our IT infrastructure and data to help us make better management decisions. With robust data on every store in our portfolio, we are able to make big picture decisions such as whether there is an opportunity to create value through a raze and rebuild, remodel or divestiture of an individual store. By introducing our state-of-the-art infrastructure, comprised of accounting and point-of-sale systems, cloud-hosted databases and pricing, industry-leading loyalty program and back-office platforms into the stores we acquire or build, we are able to reduce costs and increase profitability. For example, we have been able to generate meaningful cost savings by rolling out our technology platform across Allsup’s stores, which have historically relied on highly manual processes and outdated internally developed systems. We also utilize advanced technology to closely monitor fuel prices of our competitors and adjust our prices in real time to optimize our fuel profit. The goal of our IT efforts is to have a consistent and best-in-class tech platform across all of our stores that will drive us closer to maximum efficiency.
Strong Value Creation Track Record through Store Remodels and Raze and Rebuilds
We operate predominantly under a Company-owned, Company-operated model (“COCO”), and owned 72% of the real estate underlying our total store base as of June 30, 2021. Through our dedicated development team, we have completed a number of successful capital investment projects, which have driven operational improvements, grown gallons of fuel sold, and increased inside merchandise sales.
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Store Remodels.   Since founding Yesway in 2015 through June 2021, we have successfully completed 102 store remodels on our acquired stores, which includes 13 Allsup’s stores that have been remodeled since the acquisition in November 2019. From January 2017 until the acquisition, Allsup’s completed 11 store remodels which, on average, increased Store Contribution per site by 64.8% in the first full year following the remodel. Allsup’s generated an average Return on Investment (“ROI”), which we define as the difference between the 12-month Store Contribution following the completion of a store capital improvement project and the 12-month Store Contribution prior to the capital improvement project, divided by the cost of the capital improvement project, of 22.9% during the same period based on an average remodel cost of $1.2 million per site. Other Allsup’s capital projects not captured in the count of store remodels include the installation of additional diesel islands and parking lot expansions.

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Raze and Rebuilds.   From January 2017 until the acquisition, Allsup's completed nine raze and rebuilds. For the four raze and rebuilds for which we have 12 months of pre- and post-completion financial statements, Store Contribution per site increased by nearly 400% in the first full year following completion of the raze and rebuild. These four initiatives generated an average ROI of 29.7% during the same period based on an average cost of $2.7 million per site. Historically, Allsup's completed six to ten capital projects per year, upgrading a third of its portfolio in the past two decades and demonstrating a proven ability to drive strong operational improvements. We have leveraged, and will continue to leverage, the significant raze and rebuild expertise within the Allsup's development team. To that end, we have completed three raze and rebuilds on Allsup's stores since the acquisition.

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Allsup’s Market.   We recently accelerated the rollout of our Allsup’s Market at select locations, which offers an expanded selection of grocery items such as fresh meats and produce along with other everyday grocery items not typically found in the standard convenience store offering. For our three rollouts completed since 2019, we have generated strong incremental sales.

Through our disciplined capital allocation, which entails allocating our investments toward projects that are expected to yield the highest ROI, and deep experience in improving real estate and store operations, we have demonstrated our ability to generate attractive returns on investment.
Proven Ability to Source, Integrate and Extract Synergies from Highly Accretive Acquisitions
We have a differentiated track record of sourcing, integrating, and adding value to our portfolio acquisitions. Since our founding, we have acquired 451 convenience stores in 24 separate transactions and made select divestitures in connection with larger acquisitions or to dispose of underperforming stores, bringing our total store count to 403 as of June 30, 2021. We have built a strong reputation as an acquirer of choice in our markets and will continue to leverage our acquisition experience to outperform competitors and drive growth in the future.

As part of our due diligence for each acquisition, we develop a timeline and specific plan for the operational, financial, technological, and structural integration of the new stores. For our transformative Allsup’s acquisition, we identified $42.0 million in synergies to be realized through the operational merger with Yesway and projected for the integration of the two companies and achievement of these synergies to be completed by the end of 2021. We successfully completed the structural and technological integration of the two companies ahead of schedule, including the consolidation of legal entities, contracts, information technology platforms, financial reporting systems, and employee benefit plans and policies. As of July 2021, we have achieved $31.5 million in completed, run-rate synergies, of which $24.4 million are cost synergies and $7.1 million are revenue synergies. In this context, completed run-rate synergies refers to implemented actions that, on a 12-month run rate, would result in our realizing such cost savings or gross margin improvement per year.
Deep Bench of Talent with Strong Real Estate and Retail Expertise
Yesway is led by a management team that possesses decades of combined investment and operating experience and has demonstrated a strong track record of revenue growth and value creation. Led by Thomas N. Trkla, who serves as the Chairman and Chief Executive Officer of both Yesway and its sponsor Brookwood Financial Partners, LLC, the team has deep experience in acquiring, improving, rebranding, and operating value-add commercial real estate properties and convenience stores.
Yesway’s senior leadership also includes numerous convenience store industry veterans who leverage best practices learned from decades of experience with major U.S.-based convenience store chains to deliver operational excellence.
Strong Financial Performance with Attractive Business Mix and Robust Operating Margins
We have a highly attractive business mix, with inside merchandise gross profit representing 58% and 57% of the sum of inside merchandise gross profit and fuel gross profit for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. Our robust inside merchandise and fuel platforms and longstanding relationships with suppliers drive industry-leading margins.
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Inside Merchandise Platform.   Our inside merchandise comparable sales growth has been positive for 13 out of the 14 past quarters, driven by our private-label offerings and loyalty and fleet card programs. Our highly regarded merchandising platforms, sought-after foodservice and private-label offerings, and strong vendor relationships drive strong merchandise margins. We have delivered consistent inside merchandise margins over the last three years, reaching 30.5% in 2020. Inside merchandise margin for the six months ended June 30, 2021 was 31.5%.

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Fuel Platform.   We have consistently delivered high fuel margins that exceed the industry average, driven by our team’s strong fuel sourcing expertise, favorable contracts, and advantageous shift toward diesel fuel, which has historically commanded an approximate 12.0 cpg premium in margin compared to gasoline. In 2020, our fuel margin hit a three-year high at 35.9 cpg, which offset the pandemic-related temporary decline in fuel gallons and sales. With the expectation that demand for fuel and gallons sold will increase in 2021, we anticipate a reversion in per unit fuel margin. Fuel margin for the six months ended June 30, 2021 was 34.9 cpg.

We believe our strong competitive position and brand loyalty in small communities position both our inside merchandise and fuel platforms to continue to deliver strong financial performance.
Our Growth Strategies
Unlock Full Potential of Stores to Drive Comparable Sales
We believe we have significant opportunities to apply our superior operating standards and technology to help drive more customers to our locations, encourage more fuel shoppers to visit the inside of our stores, and increase per-visit spend per customer. We plan to capitalize on those opportunities through the following strategies:
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Accelerate Allsup’s Foodservice Rollout.   Allsup’s stores have a distinct foodservice platform centered around the famous deep-fried burrito that we plan to further leverage across our entire store base to drive growth. We anticipate that rolling out the Allsup’s burrito across the majority of Yesway stores by the end of 2021 will drive returns with limited capital investment. Further, we have plans to start offering our foodservice at sporting events, in schools, and in grocery stores. Additionally, we will continue to build out our foodservice platform by refining our existing partnerships to enhance our proprietary offerings at select stores.
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Allsup’s Express.   We are in the process of developing our Allsup’s Express concept which would consist of smaller footprint convenience stores on or adjacent to college campuses where there is a captive audience of residential students. Allsup’s Express stores will consist of a more limited merchandise selection focused on the Allsup’s famous deep-fried burrito platform, cold dispensed beverages, and alcohol, with potential partnerships with student agencies to provide on-campus delivery service. We have already selected the first pilot location in Texas for an Allsup’s Express, and expect to hold its grand opening in the first quarter of 2022. Given Allsups’ strong brand presence in the Southwest, we will initially target post-secondary institutions within the existing Allsup’s footprint in Texas, New Mexico, and Oklahoma.

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Rollout Allsup’s Rewards Program.   We believe Allsup’s was the largest convenience store chain in the U.S. without a loyalty rewards program. Leveraging the historical success of our robust Yesway Rewards Program, we began the rollout of the new Yesway / Allsup’s Rewards Program across all 302 of Allsup’s stores in February 2021. We believe the loyalty program rollout will drive an uplift in sales through increased store foot traffic, more frequent repeat customer visits, and higher average annual spend per customer.

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Expand Inside Merchandise Offering.   We plan to continue to expand our inside merchandise offering to attract new customers, drive foot traffic, grow inside merchandise and fuel sales, and increase margins. We have identified a number of initiatives that we believe will have a significant impact on our results, including, but not limited to, the expansion of our private-label offering, the addition of key packaged beverage brands, the addition of ATMs and money management services, and the expanded offerings of cannabidiol products, electronic cigarettes and vape products.

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Expand Allsup’s Market Concept Stores.   Our Allsup’s Market offering has significantly enhanced sales at related stores, while requiring minimal capital investment. We have identified two existing Allsup’s stores and three raze and rebuilds that we believe are suitable for the highly accretive addition of Allsup’s Market and plan to evaluate other stores that could benefit from this concept.

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Launch New Marketing Initiatives.   We have launched a new fleet card initiative specifically catered to truck drivers that offers them the ability to earn additional rewards, such as free coffee and food.

Increase Profitability through Synergies and Cost Saving Initiatives
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Realization of Identified Synergies.   As of July 2021, we have realized approximately 75% of our synergy target of $42.0 million from the Allsup’s acquisition. Our identified cost and revenue synergy targets from the acquisition of Allsup’s consist of store operations synergies, fuel procurement synergies, merchandising and marketing synergies, real estate synergies, information technology synergies, back office synergies and indirect synergies.

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Expand Inside Merchandise Margins.   We believe we have an opportunity to leverage our economies of scale when negotiating with key merchandise suppliers. We have an opportunity to shift to managing a large-scale self-supply warehouse in coordination with key distributors, resulting in greater control of product deliveries and more compelling supply chain economics.

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Capture Margin Opportunity across Our Fuel Offering through Cost Savings.   We plan to increase margins by expanding our fuel offerings under favorable terms from suppliers, especially with the addition of diesel and diesel exhaust fluid (“DEF”) and bio blends. Our scale and non-exclusive fuel contracts allow us to have the freedom to secure fuel supply at more favorable costs, and in turn, maximize our margins.

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Overhead Reductions and Operating Leverage Optimization.   We intend to realize efficiencies through eliminating redundant overhead expenses, implementing Yesway’s inventory control system at Allsup’s locations, and sourcing more favorable agreements with suppliers.

Raze and Rebuilds, Remodels, and New Store Development
We believe our flexible real estate strategy will provide an opportunity for further growth by enabling us to introduce either Yesway or Allsup’s stores in new regions depending on the strength of brand recognition in each market. We plan to complete approximately 34 raze and rebuilds and 44 remodels through the end of 2022, which will drive strong operational improvements and significant increases to fuel gallons sold as well as inside merchandise sales. We have retained the construction company that Allsup’s used on all of their historical raze and rebuilds and remodels. We have hired four additional construction companies that are all working together and sharing best practices on convenience store construction, which we expect will allow us to accelerate the pace of raze and rebuilds compared to what Allsup’s has been able to do historically. We also expect to increase our fuel market share by adding higher margin diesel canopies and pumps to existing locations. Our goal is to generate a one-year ROI of at least 20% on store investments, which is comparable to the average return achieved on store investments over the past four years. We believe our raze and rebuild efforts provide a lower risk, higher return use of capital than store acquisitions or greenfield development. While we prioritize store remodels and raze and rebuilds, we have also identified 18 potential store development opportunities through the end of 2022, as they represent unique opportunities to generate returns. Based on a target investment cost of approximately $5 million, we target a one-year ROI of at least 20% on new store developments.
Allsup’s Raze and Rebuilt Store Example – Bangs, Texas
Yesway Remodeled Store Example – Amarillo, Texas
Pursue Acquisitions in New and Existing Markets
Given the fragmented convenience retail market, we plan to acquire stores opportunistically in smaller towns with a lower concentration of national chain convenience stores. Our acquisitions team leverages our broad real estate expertise to source acquisitions of varied scale and integrate diverse sets of stores and operating models into our existing platform. We have an actionable pipeline of potential targets in adjacent towns where population density, demographics and overall market characteristics are similar to our existing markets. We will also consider expanding geographically by entering new states and acquiring stores in markets that feature many of the same characteristics, such as rural communities with attractive market dynamics and demographic profiles.
Summary Risk Factors
Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
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volatility in the global prices and availability of oil and petroleum products and general economic conditions that are out of our control;

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our ability to successfully implement our growth strategy, a major part of which consists of razing and rebuilding or remodeling many of our stores;

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our ability to maintain an adequate pipeline of suitable locations for new stores;

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our ability to realize all anticipated synergies or operating efficiencies from our acquisition of Allsup’s or the anticipated benefits of initiatives relating to our merchandise mix;

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the risk of failing to recruit, hire, and retain qualified personnel;

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our dependence upon market acceptance by consumers and our failure to offer products that meet our existing customers’ taste and attract new customers;

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changes to wage regulations and other employment and labor laws;

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changes in demand for fuel-based modes of transportation and advancements in technologies, such as hybrid and electric vehicles, that significantly reduce fuel consumption related to the public’s current general approach with regard to climate change and the effects of greenhouse gas emissions;

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our dependence on a limited number of suppliers for the majority of our gross fuel purchases and merchandise;

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operational hazards and risks normally associated with the marketing of petroleum products, as well as hazards and risks relating to the physical effects of climate change;

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changes to tobacco legislation, potential court rulings affecting the tobacco industry, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products; and

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the significant influence Brookwood will continue to have over us after the Transactions, including control over decisions that require the approval of stockholders.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”
Summary of the Transactions
Yesway, Inc., a Delaware corporation, was formed on April 23, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Parent and its subsidiaries. We will consummate the following organizational transactions in connection with this offering:
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we will amend and restate Yesway, Inc.’s certificate of incorporation to, among other things, provide for (1) the recapitalization of our outstanding shares of existing common stock into one share of Class A common stock, (2) Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (3) Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock”;

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we will acquire, by means of one or more mergers, the Blocker Companies (the “Blocker Mergers”) and will issue to the Blocker Shareholders       shares of our Class A common stock and rights under the Tax Receivable Agreement;

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we will issue           shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Interests held directly or indirectly by such Continuing Equity Owners immediately following the Transactions, for nominal consideration;

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we will amend and restate the existing limited liability company agreement of Parent, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Parent (including profits interests awarded under the existing limited liability company agreement of Parent) into one class of LLC Interests and (2) appoint Yesway, Inc. as the sole managing member of Parent upon its acquisition of LLC Interests in connection with this offering;

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we will issue      shares of our Class A common stock to the purchasers in this offering (or      shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds, after taking into account the underwriting discounts and estimated offering expenses payable by us, of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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we will use the net proceeds from this offering to purchase            LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us;

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Parent intends to use the net proceeds from the sale of LLC Interests to Yesway, Inc. for general corporate purposes to support the growth of the business as described under “Use of Proceeds”; and

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Yesway, Inc. will enter into (1) the Stockholders Agreement with Brookwood, (2) the Registration Rights Agreement with certain of the Continuing Equity Owners and (3) the Tax Receivable Agreement with Parent, the Continuing Equity Owners and the Blocker Shareholders. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Immediately following the consummation of the Transactions (including this offering):
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Yesway, Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Parent and indirectly from the Blocker Shareholders;

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Yesway, Inc. will be the sole managing member of Parent and will control the business and affairs of Parent and its direct and indirect subsidiaries;

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Yesway, Inc. will own, directly or indirectly,           LLC Interests of Parent, representing approximately    % of the economic interest in Parent (or      LLC Interests, representing approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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Brookwood will own (1) through the Blocker Shareholders,      shares of Class A common stock of Yesway, Inc. (or           shares of Class A common stock of Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock and approximately    % of the economic interest in Yesway, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (2) directly through Brookwood’s ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (3)           shares of Class B common stock of Yesway, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) of

the combined voting power of all of Yesway, Inc.’s common stock (or           shares of Class B common stock of Yesway, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
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the Continuing Equity Owners (including the holders of Series P Interests) will own (1) directly through such Continuing Equity Owners’ ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately      % of the economic interest in Parent (or approximately     % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)        shares of Class B common stock of Yesway, Inc., representing approximately     % of the combined voting power of all of Yesway, Inc.’s common stock (or         shares of Class B common stock of Yesway, Inc., representing approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

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the purchasers in this offering will own (1)           shares of Class A common stock of Yesway, Inc. (or      shares of Class A common stock of Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock and approximately    % of the economic interest in Yesway, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest in Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Yesway, Inc.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of Parent, we will operate and control all of the business and affairs of Parent and, through Parent and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Yesway, Inc. will have the minority economic interest in Parent, and will control the management of Parent as its sole managing member. As a result, Yesway, Inc. will consolidate Parent and record a significant non-controlling interest in a consolidated entity in Yesway, Inc.’s consolidated financial statements for the economic interest in Parent held by the Continuing Equity Owners.
For more information regarding the Transactions and our structure, see “Our Organizational Structure.”
Ownership Structure
The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)
The Brookwood funds will own shares of Class A common stock of Yesway, Inc. through the Blocker Shareholders.

(2)
Investors in this offering will hold approximately    % of the combined voting power of Yesway, Inc. (or approximately     % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Corporate Information
Yesway, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on April 23, 2021. Our corporate headquarters are located at 2301 Eagle Parkway Fort Worth, TX 76177. Our telephone number is +1 (682) 428-2400. Our principal website address is www.yesway.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
After giving effect to the Transactions, including this offering, Yesway, Inc. will be a holding company whose principal asset will consist of    % of the outstanding LLC Interests of Parent, a Delaware limited liability company (or    % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

The Offering
Issuer
Yesway, Inc.
Shares of Class A common stock offered by us
           shares.
Underwriters’ option to purchase additional shares of Class A common stock from us shares.
Shares of Class A common stock to be outstanding immediately after this offering
           shares, representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock (or           shares, representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock),    % of the economic interest in Yesway, Inc. and    % of the indirect economic interest in Parent.
Shares of Class B common stock to be outstanding immediately after this offering
           shares, representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock (or           shares, representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Yesway, Inc.
Shares of Class A common stock to be held by Brookwood (through the Blocker Shareholders) immediately after this offering
           shares, representing approximately    % of the economic interest in Yesway, Inc. (or      shares, representing approximately    % of the economic interest in Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held by us immediately after this offering
           LLC Interests, representing approximately     % of the economic interest in Parent (or           LLC Interests, representing approximately     % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held by Brookwood immediately after this offering
           LLC Interests, representing approximately    % of the economic interest in Parent (or           LLC Interests, representing approximately     % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to LLC Interests
Our amended and restated certificate of incorporation and the Parent LLC Agreement will require that we and Parent at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us.
Ratio of shares of Class B common stock to LLC Interests
Our amended and restated certificate of incorporation and the Parent LLC Agreement will require that we and Parent at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing Equity Owners and their respective permitted transferees and the number of LLC Interests owned by the Continuing Equity Owners and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, the Continuing Equity Owners will together own 100% of the outstanding shares of our Class B common stock.
Permitted holders of shares of Class B common stock
Only the Continuing Equity Owners and their permitted transferees as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are transferable for shares of Class A common stock only together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of this Offering.”
Voting rights
Holders of shares of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share and each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”
Redemption rights of holders of LLC Interests
The Continuing Equity Owners may, subject to certain exceptions, from time to time at each of their options require Parent to redeem all or a portion of their LLC Interests in exchange for, at our election (determined by at least two of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election (determined by at least two of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Parent LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.
Use of proceeds
We estimate, based upon an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions. We intend to use the net proceeds from this offering to purchase      newly issued LLC Interests (or      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us. Parent intends to use the net proceeds from the sale of LLC Interests to Yesway, Inc. for general corporate purposes to support the growth of the business, which may include investments in store remodels, raze and rebuilds, new store developments as well as business or asset acquisitions. Parent will bear or reimburse Yesway, Inc. for all of the expenses of this offering. See “Use of Proceeds.”
Conflicts of Interest
Certain entities affiliated with Morgan Stanley & Co. LLC beneficially own more than 10% of our outstanding common stock prior to the consummation of the offering. As a result, there is a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with FINRA Rule 5121, which prohibits Morgan Stanley & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC is acting as a “qualified independent underwriter” for this offering. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering.
Please see “Underwriting (Conflicts of Interest)” for more information.
Dividend policy
Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Parent and, through Parent, cash distributions and dividends from our other indirect wholly-owned subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with applicable law, contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Controlled company exception
After the consummation of the Transactions, we will be considered a “controlled company” for the purposes of the rules of the Nasdaq Stock Market as Brookwood will have more than 50% of the voting power for the election of directors. See “Principal Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Stock Market; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.
Tax receivable agreement
We will enter into a Tax Receivable Agreement with Parent, the Continuing Equity Owners and the Blocker Shareholders that will provide for the payment by Yesway, Inc. to the Continuing Equity Owners and the Blocker Shareholders of 85% of the amount of tax benefits, if any, that Yesway, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) Yesway, Inc.’s allocable share of the existing tax basis of Parent's assets, which tax basis is attributable to the LLC Interests being acquired in this offering and in the Blocker Mergers; (2) increases in Yesway, Inc.’s allocable share of the tax basis of Parent’s assets resulting from (a) future redemptions or exchanges of LLC Interests for Class A common stock or cash as described above under “—Redemption rights of holders of LLC Interests” and (b) certain distributions (or deemed distributions) by Parent; (3) Yesway, Inc.’s allocable share of the existing tax basis of Parent’s assets at the time of any redemption or exchange of LLC Interests, which tax basis is attributable to the LLC Interests being redeemed or exchanged and acquired by Yesway, Inc.; (4) certain tax attributes of the Blocker Companies acquired by Yesway, Inc. in the Blocker Mergers; and (5) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.
Registration rights agreement
Pursuant to the Registration Rights Agreement (as defined elsewhere in this prospectus), we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to certain of the Continuing Equity Owners in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a discussion of the Registration Rights Agreement.
Risk factors
See “Risk Factors” beginning on page 24 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.
Trading symbol
We have applied to list our Class A common stock on the Nasdaq Stock Market under the symbol “YSWY.”
Reserved share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to    % of the Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related parties as well as directors, officers, employees, business associates and related parties of Brookwood, through a reserved share program, or Reserved Share Program. If these persons purchase reserved shares, it will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. See “Underwriting (Conflicts of Interest)—Reserved Share Program.”
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•
gives effect to the amendment and restatement of the Parent LLC Agreement that converts all existing ownership interests in Parent into           LLC Interests, as well as the filing of our amended and restated certificate of incorporation;

•
gives effect to the other Transactions, including the consummation of this offering;

•
excludes           shares of Class A common stock reserved for issuance under our 2021 Incentive Award Plan, or 2021 Plan, which will become effective in connection with the consummation of this offering, as well as any shares that will become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the 2021 Plan;

•
excludes        shares of Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with the consummation of this offering as well as any shares that will become issuable pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•
assumes an initial public offering price of $      per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•
assumes no exercise by the underwriters of their option to purchase           additional shares of Class A common stock.

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data
The following tables present the summary historical consolidated financial and other data for Parent and its subsidiaries and the summary pro forma condensed consolidated financial and other data for Yesway, Inc. Parent is the predecessor of the issuer, Yesway, Inc., for financial reporting purposes. The summary consolidated statement of operations data and statements of cash flows data for the years ended December 31, 2020, 2019 and 2018, and the summary consolidated balance sheet data as of December 31, 2020 are derived from the consolidated financial statements of Parent included elsewhere in this prospectus. The summary condensed consolidated statements of operations data and statements of cash flows data for the six months ended June 30, 2021 and 2020, and the summary condensed consolidated balance sheet data as of June 30, 2021, are derived from the unaudited condensed consolidated financial statements of Parent included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
The summary unaudited pro forma condensed consolidated financial data of Yesway, Inc. presented below have been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our Organizational Structure,” including the consummation of this offering, as if all such transactions had occurred on January 1, 2020 in the case of the unaudited pro forma condensed consolidated statements of operations data, and as of June 30, 2021 in the case of the unaudited pro forma condensed consolidated balance sheet data. The unaudited pro forma condensed consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial information.
The summary historical consolidated financial and other data of Yesway, Inc. has not been presented because Yesway, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
	Yesway, Inc. Pro Forma		Parent Historical
	Six Months Ended June 30, 2021	Year Ended December 31, 2020	Six Months Ended June 30,		Year Ended December 31,
(in millions, except per share data)			2021	2020	2020	2019	2018
	(unaudited)		(unaudited)
Consolidated Statement of Operations:
Revenues	$	$	$814.9	$717.5	$1,496.1	$560.8	$369.1
Cost of goods sold			644.8	547.8	1,154.2	467.3	312.8
Gross profit			170.1	169.7	341.9	93.5	56.3
Operating expenses:
Salaries and employee benefits			64.8	61.7	126.6	45.5	30.0
Selling, general and administrative			52.0	52.0	107.8	55.9	34.0
Depreciation, amortization and accretion			10.8	8.3	17.9	8.7	6.2
Loss (gain) on sales of assets			―	―	3.0	8.5	(0.6)
Goodwill impairment			―	―	―	―	9.6
Gain on bargain purchase			―	―	―	―	(1.6)

	Yesway, Inc. Pro Forma		Parent Historical
	Six Months Ended June 30, 2021	Year Ended December 31, 2020	Six Months Ended June 30,		Year Ended December 31,
(in millions, except per share data)			2021	2020	2020	2019	2018
	(unaudited)		(unaudited)
Total operating expenses			127.6	122.0	255.3	118.6	77.6
Income (loss) from operations			42.5	47.7	86.6	(25.1)	(21.3)
Interest expense, net			40.1	32.2	59.9	10.4	1.2
Income (loss) before income taxes			2.4	15.5	26.7	(35.5)	(22.5)
Income tax expense			0.1	0.1	0.1	0.2	0.3
Net income (loss)	$	$	$2.3	$15.4	$26.6	$(35.7)	$(22.8)
Pro Forma Net Income per Share Data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net loss available to Class A common stock per share:
Basic
Diluted
	Parent Historical
(in millions, except store count, fuel sales in cpg, and inside merchandise margin and fuel margin)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Selected Other Data:
Yesway	101	105	101	111	140
Allsup’s	302	304	301	304	—
Total store count (end of period)(1)	403	409	402	415	140
Fuel gallons sold by type(1)
Diesel	47.8	36.4	100.8	42.2	28.4
Gasoline	135.8	147.5	278.3	104.2	67.8
Total fuel gallons sold	183.6	183.9	379.1	146.4	96.2
Fuel sales(1)	$497.8	$404.2	$852.9	$372.0	$261.5
Fuel gross profit(1)	$64.1	$72.8	$136.0	$38.2	$24.8
Fuel margin by type(1)
Gasoline	$0.31	$0.39	$0.32	$0.24	$0.24
Diesel	$0.45	$0.42	$0.47	$0.32	$0.31
Inside merchandise sales(1)	$308.2	$306.9	$628.8	$181.5	$102.5

	Parent Historical
(in millions, except store count, fuel sales in cpg, and inside merchandise margin and fuel margin)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Inside merchandise gross profit(1)	$97.1	$90.5	$191.6	$47.9	$26.4
Inside merchandise margin(1)	31.5%	29.5%	30.5%	26.4%	25.7%
	Yesway, Inc. Pro Forma		Parent Historical
	Six Months Ended June 30, 2021	Year Ended December 31, 2020	Six Months Ended June 30,		Year Ended December 31,
(in millions)			2021	2020	2020	2019	2018
	(unaudited)		(unaudited)
Store Contribution(2)	$	$	$76.7	$82.4	$159.2	$27.7	$10.9
Adjusted EBITDA(2)	$	$	$57.6	$63.6	$118.8	$7.6	$(4.9)
	Yesway, Inc. Pro Forma As of June 30, 2021	Parent Historical
(in millions)		As of June 30, 2021	As of December 31, 2020
	(unaudited)
Consolidated Balance Sheet:
Cash	$	$117.4	$103.0
Total assets	$	$1,241.9	$1,220.0
Total liabilities	$	$722.7	$686.6
Total members’ equity	$	$519.2	$533.4

(1)
These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business.”

(2)
We use supplemental measures of our performance which are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures include Adjusted EBITDA and Store Contribution.

Adjusted EBITDA represents, as applicable for the period, net income (loss) before interest expense, income tax expense (benefit), depreciation, amortization and accretion expense, further adjusted by excluding the loss (gain) on sales of assets, goodwill impairment, gain on bargain purchase, acquisition, financing, integration and restructuring costs, stock-based compensation costs and other non-recurring expenses. Store Contribution represents, as applicable for the period, income (loss) from operations before depreciation, amortization and accretion, loss (gain) on sales of assets, goodwill impairment, gain on bargain purchase, acquisition financing, integration and restructuring costs, stock-based, other non-recurring expenses and overhead expenses directly attributed to support staff and corporate offices that, while essential in supporting our store operations, are not directly related to store operations. The excluded overhead expenses include:
•
salaries and benefits: the costs associated with corporate officers, senior management and back office staff;

•
facility expenses: all costs associated with maintaining corporate offices, including rent, real estate taxes, utilities and telecommunications;

•
professional services: audit, accounting, and consulting service fees, third party legal fees, payroll processing fees for corporate payroll, and recruiting fees for corporate staff;

•
marketing and advertising costs: retainers and fees for public relations and advertising firms related to overall company brand and marketing that is not directly related to a store;

•
supplies costs: costs for office supplies for corporate staff;

•
repairs and maintenance costs: costs related to supplies and equipment for corporate employees and corporate offices;

•
meetings and travel expenses: expenses associated with travel by corporate personnel and corporate meetings, trainings, and events;

•
insurance costs: costs associated with maintaining insurance policies related to corporate offices and staff; in contrast, individual stores are separately allocated insurance expenses for applicable premiums; and

•
other income and expenses: costs related primarily to bank fees, equipment rental, membership dues for retail/fuel associations and charitable contributions.

We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this prospectus. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Additionally, Store Contribution excludes costs that we incur on an enterprise level that while essential in supporting our store operations, are not directly related to store operations, and that we believe result in efficiencies of scale and confer other benefits across our business. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.
The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of each of Adjusted EBITDA and Store Contribution to its most directly comparable GAAP financial measure are presented below. We encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items.
The tables below provide reconciliations of Store Contribution to income (loss) from operations and of Adjusted EBITDA to net income (loss) on a consolidated basis for the years ended December 31, 2020, 2019 and 2018, and for the six months ended June 30, 2021 and 2020.
	Parent Historical
(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Income (loss) from operations	$42.5	$47.7	$86.6	$(25.1)	$(21.3)
Interest expense, net	40.1	32.2	59.9	10.4	1.2
Income (loss) before income taxes	2.4	15.5	26.7	(35.5)	(22.5)
Income tax expense	0.1	0.1	0.1	0.2	0.3
Net income (loss)	2.3	15.4	26.6	(35.7)	(22.8)
Interest expense, net	40.1	32.2	59.9	10.4	1.2
Depreciation, amortization and accretion	10.8	8.3	17.9	8.7	6.2
Federal and state income taxes	0.1	0.1	0.1	0.2	0.3
Loss (gain) on sales of assets	—	—	3.0	8.5	(0.6)
Goodwill impairment	—	—	—	—	9.6
Gain on bargain purchase	—	—	—	—	(1.6)
Acquisition, financing, integration, restructuring costs, stock-based compensation costs and other non-recurring expenses	4.3	7.6	11.3	15.5	2.8
Adjusted EBITDA	57.6	63.6	118.8	7.6	(4.9)
Overhead expenses
Salaries and benefits	12.9	13.1	25.6	13.6	10.4
Facility expenses	0.8	0.6	1.2	0.9	0.7
Professional services	1.7	1.8	4.2	2.1	1.1
Marketing and advertising	0.4	0.4	1.0	0.8	0.6
Corporate software and hardware	0.6	0.2	0.8	0.3	0.3
Office supplies	0.2	0.2	1.0	0.2	0.2
Repairs and maintenance	0.1	0.2	0.8	0.1	0.1
Meetings and travel	0.6	0.8	1.2	1.2	1.6
Insurance	0.4	0.5	1.6	0.3	0.2

	Parent Historical
(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Other income and expense	1.4	1.0	3.0	0.6	0.6
Total overhead expenses	19.1	18.8	40.4	20.1	15.8
Store Contribution	$76.7	$82.4	$159.2	$27.7	$10.9

Certain Historical Allsup’s Information
Allsup’s results are reflected in our audited financial statements since the closing of the acquisition on November 18, 2019, and the fiscal year ended December 31, 2020 marks our first full fiscal year of operations following the Allsup’s acquisition.
The table below includes audited financial information of Allsup’s for Allsup’s fiscal year ended December 29, 2018 and for the period from December 30, 2018 to November 17, 2019.
(in millions, except for percentages and cpg)	Allsup’s (Historical for the period from December 30, 2018 to November 17, 2019)	Allsup’s (Historical Fiscal Year Ended December 29, 2018)
Fuel volume (gallons)	295.9	325.6
Fuel sales	$765.0	$904.0
Fuel gross profit	$90.3	$102.5
Fuel cpg	30.5	31.5
Inside merchandise sales	$436.4	$480.9
Inside merchandise gross profit	$133.3	$145.8
Inside merchandise margin	30.5%	30.3%

RISK FACTORS
Investing in our Class A common stock involves risks. Before deciding to invest in our Class A common stock, you should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes. The occurrence of any of the events described below could harm our business, operating results and financial condition. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, operating results and financial condition. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
Volatility in the global prices and availability of oil and petroleum products and general economic conditions that are largely out of our control can materially adversely impact our sales, financial condition and operating results.
Our operating results are significantly affected by changes in prices of fuel, variable retail margins and the market of such products. During the fiscal year ended December 31, 2020 and the six months ended June 30, 2021, fuel sales were approximately 57.0% and 61.1%, respectively, of our total revenues and fuel gross profit was 39.7% and 37.7%, respectively, of our gross profit. Crude oil and domestic wholesale fuel markets are volatile. General political conditions, acts of war or terrorism, instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations, could significantly affect crude oil supplies and wholesale fuel prices. The supply and price of fuel may also be impacted by hacking and ransomware attacks. For example, in May 2021, an organized crime group called DarkSide seized control of and shut down the Colonial Pipeline, a critical U.S. gasoline pipeline that supplies fuel throughout the U.S. East Coast, in a ransomware attack. Fuel supplies immediately tightened and retail prices rose around the U.S. in response to the ransomware attack. We cannot guarantee that such hacking or ransomware attacks will not occur in the future and materially affect our access to fuel supplies.
In addition, the supply of fuel and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at oil refineries, sustained increase in global demand or the fact that our fuel contracts do not guarantee an uninterrupted, unlimited supply of fuel. Our wholesale purchase costs could also be adversely affected by increasingly stringent regulations regarding the content and characteristics of fuel products. Dramatic increases in oil prices reduce retail fuel gross margins, because wholesale fuel costs typically increase faster than retailers are able to pass them along to customers; the price of fuel we sell generally does not impact our fuel gross margins. This volatility makes it extremely difficult to predict the effect that future wholesale cost fluctuations or supply limitations will have on our business, operating results and financial condition.
Our ability to successfully manage operating costs is important because we have little or no influence on the sales prices or regional and worldwide consumer demand for oil and fuel. Furthermore, oil prices, wholesale fuel costs, fuel volumes, fuel margins and merchandise sales are typically subject to seasonal fluctuations. A significant decrease in consumer demand (other than typical seasonal variations) could materially affect our fuel volumes and merchandise sales, motor fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, operating results and financial condition. For example, our same-store fuel gallons decreased by 9.1% in 2020 compared to 2019, due to a reduction in miles driven during the COVID-19 pandemic. The long-term impact of the COVID-19 pandemic on consumers’ driving and commuting habits remains uncertain. Despite a drop in fuel volume in 2020, our fuel gross profit and fuel margins increased compared to prior year, primarily due to the price of oil declining significantly.
Further, recessionary economic conditions, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products we sell at our retail sites. Unfavorable economic conditions, higher fuel prices and unemployment levels can affect consumer confidence, spending patterns and vehicle miles driven. These factors can lead to sales declines in both fuel and general merchandise, and in turn have an adverse impact on our business, operating results and financial condition.
Our future growth depends on our ability to successfully implement our growth strategy, a major part of which consists of razing and rebuilding or remodeling many of our stores.
A major part of our growth strategy consists of razing and rebuilding or otherwise remodeling many of our stores in order to improve customers’ shopping experience by offering high-quality, convenient and efficient facilities. Such large-scale projects entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. We have experienced and are experiencing some delays in certain razing and rebuilding or remodeling projects on account of the COVID-19 pandemic and may experience similar delays in the future due to COVID-19 or other similar outbreaks of infectious diseases.
Such risks, in addition to potential difficulties in obtaining any required licenses and permits, could lead to significant cost increases and substantial delays in the opening of the rebuilt or remodeled stores. In addition, once such stores are opened, we may not be able to achieve our targeted increase in sales at such stores. Accordingly, there can be no assurance that we will be able to achieve our growth targets by successfully implementing this strategy.
Our strategic growth plan, which involves the acquisitions of other stores, may not succeed. If we do not make acquisitions on economically acceptable terms, our future growth may be limited. Furthermore, any acquisitions we complete are subject to substantial risks that could result in losses.
Our strategic plan calls for significant growth in our business over the next several years in select markets where we are established as well as the expansion of our geographic footprint into new markets. This growth would place significant demands on our management team, systems, internal controls and financial and professional resources. As a result, we could be required to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. If we are unable to effectively manage growth, our business, financial condition and results of operations could be adversely impacted.
As part of our strategic plan for continued growth, we intend to expand our presence through acquisitions. However, we may be unable to take advantage of accretive opportunities in the event we are:
•
unable to identify attractive acquisition opportunities or negotiate acceptable terms for acquisitions;

•
unable to reach an agreement regarding the terms of pursued acquisitions;

•
unable to raise financing for such acquisitions on economically acceptable terms; or

•
outbid by competitors.

We may face increased competition for attractive acquisition candidates, which may limit the number of acquisition opportunities available to us or lead to the payment of higher prices for our acquisitions. Without successful acquisitions, our future growth rate could decline. In addition, we cannot guarantee that any future acquisitions, if consummated, will result in further growth. Additionally, if we complete any future acquisitions, our capitalization and results of operations may change significantly.
We may make acquisitions that we believe are beneficial, which ultimately result in negative financial consequences. Any acquisition involves potential risks, including, among other things:
•
we may not be able to successfully integrate stores we acquire;

•
we may not be able to achieve the anticipated synergies and financial improvements from a given acquisition, including the Allsup’s acquisition, and the amount of actual realized synergies, if any, the time, expenses and cash required to realize those synergies, and the sources of the synergies could differ materially from our estimates;

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in the event of an acquisition of a portfolio stores, we may not be able to retain key locations from such portfolios, including due to action by governmental authorities;

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we may be unable to discover material liabilities of acquired stores prior to their acquisition;

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acquisitions may divert the attention of senior management from focusing on our day-to-day operations;

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financial or other penalties that may be imposed on us for any failure to comply with antitrust or similar laws or regulations;

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we may experience a decrease in liquidity resulting from our use of a significant portion of cash available for investment or borrowing capacity to finance acquisitions; and

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substantial investments in financial controls, information systems, management resources and human resources may be required in order to support future growth.

Our growth may be slowed if we are not able to maintain an adequate pipeline of suitable locations for new stores.
Our growth strategy depends in part on our ability to continue to identify and acquire attractive locations suitable for development of new stores including suitable locations for the development of our Allsup’s Express concept. We have a very active development group that works to focus on our key target areas to identify suitable locations for this future growth. However, if the development group is unable to locate suitable locations or is unable to close the purchase or lease of those locations in a timely fashion, we could find that we do not have sufficient land to continue to execute on our growth strategy, which could affect our business, financial condition and operating results. Our new stores development entails significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. In addition, as we plan to develop Allsup’s Express stores on or adjacent to college campuses, we may not achieve our targeted returns on such developments due to, among other things, higher rents than anticipated due to the competitiveness of retail real estate in such locations, low demand from our target student demographic and our inability to achieve targeted levels of sales.
We may not be able to realize all anticipated synergies or operating efficiencies from our acquisition of Allsup’s or the anticipated benefits of initiatives relating to our merchandise mix.
We have identified various cost and revenue synergy targets from our acquisition of Allsup’s across store operations, fuel procurement and merchandising and marketing, among others. We also plan to expand our merchandise mix to attract new customers, drive foot traffic, grow sales and increase margins. Realizing the benefit of these synergies and broader merchandise mix is a core part of our strategy, but there is no guarantee that we will realize these synergies or profit from the expanded merchandise mix in the currently anticipated amounts or timeframe, if at all. The expected benefits from these synergies and initiatives represent management’s estimates and remain subject to risks and uncertainties. The actual benefits of these synergies and initiatives, if achieved, may be lower than what we expect and may take longer than anticipated.
The failure to recruit, hire, and retain qualified personnel could materially adversely affect our business.
We are dependent on our ability to recruit, hire and retain qualified individuals to work in and manage our convenience stores in the geographic regions in which our stores are located, and our operations are subject to federal and state laws governing such matters as minimum wages, overtime, working conditions and employment eligibility requirements. Economic factors such as a decrease in unemployment and an increase in mandatory minimum wages at the local, state and federal levels and social benefits, whether intended to be permanent or temporary, could have a material impact on our results of operations if we are required to significantly increase wages and benefits expenditures in order to attract and retain qualified personnel. For example, we experienced temporary difficulties recruiting personnel in certain regions during the COVID-19 pandemic as a result of enhanced unemployment benefits. Failure to continue to attract a sufficient number of individuals at reasonable compensation levels could have a material adverse effect on our business, reputation and results of operations.
Our business is dependent upon market acceptance by consumers. Changes in our merchandise offerings or the introduction of new merchandise may not meet our existing customers’ taste, may alienate some customers and may result in the failure to attract new customers, which could materially adversely affect our business.
We are substantially dependent on market acceptance of our products by consumers, our ability to change with consumer tastes, and to meet consumer needs with new products. If consumers do not accept our products, our sales could fail to grow or could decline, resulting in a reduction in our operating income or possible increases in losses. Demand for our products is also influenced by certain factors, like the popularity of certain store aesthetics, cultural and demographic trends, marketing and advertising expenditures, and general economic conditions, all of which can change rapidly and result in a quick shift in consumer demand. The success of new product introductions depends on various factors, including product selection and quality, sales and marketing efforts, and timely production. We may not always be able to respond quickly and effectively to changes in consumer taste and demand due to the amount of time and financial resources that may be required to bring new products to market. The inability to respond quickly to market changes could have an impact on our expected growth potential and the growth potential of the market.
Changes to wage regulations and other employment and labor laws could have an impact on our future results of operations.
A considerable number of our employees are paid at rates related to the federal or state minimum wage. Any further increases in applicable federal, state or local minimum wage could increase our labor costs, which may adversely affect our results of operations and financial condition. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of qualified persons in the workforce in the local markets in which we are located, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment and labor laws. Such laws related to employee hours, wages, job classification and benefits could significantly increase operating costs. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing wages for our employees could cause our profit margins to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of, or any required increases in wages for, our employees may adversely affect our business, results of operations and financial condition.
Significant changes in demand for fuel-based modes of transportation and advancements in technologies, such as hybrid and electric vehicles, that significantly reduce fuel consumption related to the public’s current general approach with regard to climate change and the effects of greenhouse gas emissions, among others, could materially adversely affect our business.
The road transportation fuel and convenience business is generally driven by consumer preferences, growth of road traffic and trends in travel and tourism. Fuel competes with other sources of energy, some of which are less costly on an equivalent energy basis. There have been significant governmental incentives and consumer pressures to increase the use of alternative fuels in the United States. Various U.S. federal agencies regulate the fuel efficiency and permitted emissions of motor vehicles and may continue to impose increasingly stringent emission standards meant to decrease the need for fossil fuels. As a result, an increasing number of automotive, industrial and power generation manufacturers are developing more fuel-efficient engines, hybrid engines and alternative clean power systems. In 2020, hybrid and electric vehicles accounted for approximately 2.0% of all automotive sales in the United States. The more successful and widespread these alternatives become, as a result of governmental incentives or regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the potential negative impact on the demand, pricing and profitability of our fuel-based products. A number of additional key factors could impact current customer behavior and trends with respect to road transportation and fuel consumption, including the public’s current general approach with regard to climate change and the effects of greenhouse gas emissions. Significant developments in any of the above-listed factors could lead to substantial changes in the demand for petroleum-based fuel and have a material adverse effect on our business, financial condition and results of operations.
Opening new convenience stores in existing markets may negatively impact sales at our existing stores.
Part of our growth strategy is to develop new stores and pursue acquisitions in both new and existing markets. If we open or acquire stores in or near markets in which we already have convenience stores, it could have a material adverse effect on sales at these existing stores. Existing stores could also make it more difficult to build our consumer base for a new store in the same market. Our core business strategy does not entail opening new convenience stores that we believe will materially affect sales at our existing convenience stores over the long term. However, due to brand recognition and logistical synergies, as part of our growth strategy, we also intend to open new convenience stores in areas where we have existing convenience stores. This could have a material adverse effect on the results of operations and same convenience store sales growth for our convenience stores in such markets due to the close proximity with our other convenience stores and market saturation. Sales cannibalization between our stores may become significant in the future as we continue to open new stores and make additional acquisitions, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.
We operate in a highly competitive industry.
We compete with other convenience stores, gas stations, large and small food retailers, quick service restaurants, drug stores and dollar stores. Since all such competitors offer products and services that are very similar to those offered by us, a number of key factors determine our ability to successfully compete in the marketplace. These include the location of stores, competitive pricing, convenient access routes, the quality and configuration of stores and fueling facilities, and a high level of service. In particular, many large convenience store chains have expanded their number of locations and remodeled their existing locations in recent years, enhancing their competitive position. In addition, some of our competitors have greater financial resources and scale than us, which may provide them with competitive advantages in negotiating fuel and other supply arrangements. To the extent they are able to develop and expand their same-day order fulfillment capabilities, we may also face increased competition from e-commerce businesses. Our inability to successfully compete in the marketplace by continuously meeting customer requirements concerning price, quality and service level could adversely affect our business, financial condition and results of operations.
We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party supply and transportation of refined products.
We utilize key product supply and wholesale assets, including our pipeline positions and product distribution terminals, to supply our retail fueling stores. Some of our competitive advantage arises out of these arrangements which, if disrupted, would affect the prices of the fuel we purchase and, therefore, limit such competitive advantage. In addition, we could experience interruptions of supply or increases in costs to deliver refined products to market if the ability of the pipelines or vessels to transport petroleum or refined products is disrupted because of weather events, accidents, governmental regulations or third-party actions. Furthermore, at some of our locations there are very few suppliers for fuel in that market; if we experience interruptions of supply or increases in costs to deliver refined products to such locations, our business, financial condition and operating results may be adversely impacted.
We depend on a limited number of suppliers for the majority of our gross fuel purchases and merchandise. A failure by a principal supplier to renew its supply agreement, a disruption in supply or an unexpected change in supplier relationships could have a material adverse effect on our business.
We depend on a limited number of suppliers for the majority of our gross fuel purchases. For the year ended December 31, 2020 and the six months ended June 30, 2021, two suppliers each accounted for more than 10% of purchase volume. Renewal and negotiation of the terms of our supplier agreements is often subject to factors beyond our control, including motor fuel prices, a supplier's ability to pay for or accept the contracted volumes and a competitive marketplace. If any of our principal suppliers elects not to renew its contracts with us, we may be unable to replace the volume of fuel we currently purchase from such supplier on similar terms or at all.
We rely upon our suppliers to timely provide the volumes and types of motor fuels for which they contract. We purchase motor fuels from a variety of suppliers under term contracts that vary in term, pricing structure, firmness and delivery flexibility. Our fuel supply arrangements must be coordinated to ensure that motor fuels are delivered to our facilities at the times, in the quantities and otherwise in a manner that meets the needs of our portfolio and our customers.
In times of extreme market demand or supply disruption, including due to acts of war, terrorism, hacking or ransomware attacks, we may be unable to acquire enough fuel to satisfy the demand of our customers. Factors potentially impacting fuel pricing and supply can include shifts in our principal fuel supplier’s financial condition, operational disruptions, transportation disruptions and extreme weather events. At times, motor fuels may not be available at any price, or our suppliers may not be able to transport it to our facilities on a timely basis. Any disruption in supply or a significant change in our relationship with our principal fuel suppliers could have a material adverse effect on our business, financial condition and results of operations. For example, in February 2021, the U.S. experienced winter storm Uri and extreme cold temperatures in the central U.S., including Texas. This severe weather event resulted in increased demand for motor fuels impacting the broader supply chain, which took several days to stabilize.
We also depend on a limited number of vendors to supply a majority of our in-store merchandise. A significant disruption or operational failure affecting the operations of any one of these vendors could materially impact the availability, quality and price of products sold at our convenience stores and gas stations, cause us to incur substantial unanticipated costs and expenses, and adversely affect our business, financial condition and results of operations.
Growing our business may require additional capital, and if capital is not available to us, our business, operating results and financial condition may suffer.
We may need additional capital to continue to grow our business. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital. Although we expect to be able to fund all of our capital needs from available working capital, our Revolving Credit Facility and ongoing operations, the timing of available working capital and capital funding needs may not always coincide, and the levels of working capital may not fully cover capital funding requirements. From time to time, we may need to supplement our working capital from operations with proceeds from financing activities. If we seek to raise funds through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution to you or higher levels of leverage. If we are unable to obtain adequate financing, or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results and financial condition could be materially and adversely affected.
Changes in credit card fees could reduce our profitability, especially on fuel.
A significant portion of our sales involve payment using credit cards. We are assessed credit card fees as a percentage of transaction amounts and not as a fixed dollar amount or percentage of our gross margins. Higher fuel prices result in higher credit card fees, and an increase in credit card use or an increase in credit card fees would have a similar effect. Therefore, credit card fees charged on fuel purchases that are more expensive as a result of higher fuel prices are not necessarily accompanied by higher gross margins. In fact, such fees may cause lower profitability. Lower income on fuel sales caused by higher credit card fees may decrease our overall profitability and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our business is subject to operational hazards and risks normally associated with the marketing of petroleum products, as well as hazards and risks relating to the physical effects of climate change.
We operate in many different locations around the United States. The occurrence of an event, including but not limited to acts of nature such as tornadoes, floods and other forms of severe weather, and mechanical equipment failures, industrial accidents, fires, explosions, acts of war and intentional terrorist attacks could result in damage to our facilities, and the resulting interruption and loss of associated revenues, environmental pollution or contamination, and personal injury, including death, for which we could be deemed to be liable, and which could subject us to substantial fines and/or claims for punitive damages.
We store fuel in storage tanks at our retail sites. Our operations are subject to significant hazards and risks inherent in storing fuel. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, fines imposed by governmental agencies or cleanup obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Moreover, increasing concentrations of greenhouse gases in the earth’s atmosphere are expected to produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, dramatic temperature fluctuations, and other climatic events. Such effects could adversely affect our facilities and operations and those of our suppliers, including the producers and suppliers of transportation fuel. Although we maintain insurance for certain of these risks, due to policy deductibles and possible coverage limits, weather-related risks are not fully insured.
Food safety concerns may have an adverse effect on our business.
Our ability to increase sales and profits depends in part on our ability to meet expectations for safe food and on our ability to manage the potential impact of food-borne illnesses and food or product safety issues that may arise in the future. Food safety events, including instances of food-borne illness, occur within the food industry from time to time and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our results of operations. Incidents involving or allegedly involving our private-label products could have an even greater effect on our brand and reputation.
Supply chain interruptions may increase costs or reduce revenues.
We depend on the effectiveness of our supply chain management to assure reliable and sufficient supply of quality products, many of which are perishable, on favorable terms. Although many of the products we sell are sourced from a variety of suppliers, certain products, such as Allsup’s deep-friend burrito, have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including as a result of shortages and transportation issues or unexpected increases in demand, and price increases can adversely affect us as well as our suppliers and franchisees, whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers or us. If we experience interruptions in our supply chain, or if contingency planning is not effective, our costs could increase and it could limit the availability of products that are a critical part of our offerings to customers.
Negative events or developments associated with branded motor fuel suppliers could have a material adverse impact on our revenues.
The success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the motor fuel brands sold at our stores. An event which adversely affects the value of those brands could have a negative impact on the volumes of motor fuel we distribute, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Business disruption and related risks resulting from the outbreak of COVID-19 or other infectious diseases could in the future have a material adverse effect on our stores, supply chain or results of operations.
The rapid spread of COVID-19 throughout the U.S. led federal, state and local governments to take significant steps in an attempt to reduce exposure to COVID-19 and control its negative effects on public health and the U.S. economy. Such governmental measures remain ongoing. The ultimate duration and severity of COVID-19 remain uncertain; however, future surges in the incidence of COVID-19 or other infectious diseases could have material and adverse effects on our business, such as:
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significant decreases in fuel sales due to substantially lower customer traffic resulting from travel restrictions, social distancing measures, and more people working and studying virtually;

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temporary or long-term disruptions to our merchandise supply chain in connection with the pandemic’s impact on our network of suppliers and distributors, significantly impacting the quality, variety and pricing of merchandise sold at our sites;

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limitations on employee availability; and

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changes to our competitors’ service offerings.

We depend on our management’s and other team members’ experience and knowledge of our industry; we could be adversely affected were we to lose, or experience difficulty in recruiting and retaining, any such members of our team.
We are currently managed by a group of experienced senior executives and other key team members with substantial knowledge and understanding of the industry in which we operate. Our success and future growth depend largely upon the continued services of our management team. If, for any reason, our executives do not continue to be active in management, or we lose such persons, or other key team members, or we fail to identify and/or recruit for current or future positions of need, our business, financial condition or results of operations could be adversely affected.
We may not be able to protect our intellectual property adequately, which, in turn, could harm the value of our brand and adversely affect our business.
We rely on our proprietary intellectual property, including trademarks, to market, promote and sell our products in our stores. Our ability to implement our business plan successfully depends in part on our ability to build further brand recognition using our trademarks, service marks, proprietary products and other intellectual property, including our name and logos and the unique character and atmosphere of our stores, and on our ability to obtain, maintain, enforce and defend our intellectual property rights. We monitor and seek to protect against activities that might infringe, dilute or otherwise violate our trademarks and other intellectual property, and rely on trademark and other laws of the United States.
We may be unable to prevent third parties from using our intellectual property without our authorization. To the extent we cannot prevent third parties from using or we are otherwise unable to protect our intellectual property, unauthorized use and misuse of our intellectual property could harm our competitive position and have a material adverse effect on our financial condition, cash flows or results of operations.
In addition, we may rely on trade secrets, including know-how and other proprietary information, to maintain our competitive position. Any disclosure, either intentional or unintentional, by our employees, distributors or vendors, or misappropriation by third parties of our trade secrets or proprietary information could enable competitors to duplicate or surpass our products, thus eroding our competitive position in our market and have a material adverse effect on our financial condition or results of operations. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, which may divert the attention of our management and other personnel, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that information to compete with us.
Additionally, we cannot be certain that we do not, or will not in the future, infringe upon, or be accused of infringing upon, the intellectual property rights of third parties. From time to time, we have been subject to claims of third parties that we have infringed upon their intellectual property rights and we face the risk of such claims in the future. Even if we are successful in these proceedings, any intellectual property infringement claims against us could be costly, time-consuming, harmful to our reputation, and could divert the time and attention of our management and other personnel, or result in injunctive or other equitable relief that may require us to cease the use of intellectual property currently used in the operation of our business, develop and invest in new or alternative intellectual property or make other changes to our business practices or operations, any of which could have a material adverse effect on our financial condition, cash flows or results of operations. With respect to any third-party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property, or we may not be able to enter into such arrangements at a reasonable cost or on reasonable terms.
From time to time we are subject to consumer or other various legal proceedings which could adversely affect our business, financial condition, results of operations and cash flows.
We are involved in various litigation matters from time to time. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Moreover, our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we have been, and may in the future be from time to time, involved in lawsuits seeking cash settlements for alleged personal injuries, property damages and other business-related matters, as well as energy content, off-specification fuel, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature and incidental to the operation of our business, if our assessment of any action or actions should prove inaccurate and/or if we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations. Further, adverse publicity about consumer or other litigation may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing fuel or merchandise at our retail sites.
We may be held liable for fraudulent credit card transactions on our fuel dispensers.
Europay, MasterCard and Visa, or EMV, is a global standard for credit cards that uses computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to us in October 2015 for transactions processed inside the convenience stores and in April 2021 for transactions at our fuel dispensers, unless we are EMV-compliant. We have upgraded all of our inside point-of-sale machines to be EMV-compliant, and we are upgrading our fuel dispensers to be EMV-compliant, with approximately 95% of retail locations completed as of August 31, 2021. We do not expect to upgrade the remaining sites prior to the end of 2021 and accordingly, may be subject to liability for fraudulent credit card transactions processed at these locations.
We depend on third-party transportation providers for the transportation of all of our motor fuel. A change of providers or a significant change in our relationship with these providers could have a material adverse effect on our business.
All of the motor fuel we distribute is transported from terminals to gas stations by third-party transportation providers. Such providers may suspend, reduce or terminate their obligations to us if certain events (such as force majeure) occur. A change of key transportation providers, a disruption or cessation in services provided by such providers or a significant change in our relationship with such providers could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Government Regulation
The retail sale, distribution and storage of motor fuels is subject to environmental protection and operational safety laws and regulations that may expose us or our customers to significant costs and liabilities, which could have a material adverse effect on our business.
We and our facilities and operations are subject to various federal, state and local environmental, health and safety laws and regulations. These laws and regulations continue to evolve and are expected to increase in both number and complexity over time and govern not only the manner in which we conduct our operations, but also the products we sell. For example, international agreements and national, regional, and state legislation and regulatory measures that aim to limit or reduce greenhouse gas emissions or otherwise address climate change are currently in various stages of implementation. There are inherent risks that increasingly restrictive environmental and other regulation could materially impact our business, financial condition or results of operations. Most of the costs of complying with existing laws and regulations pertaining to our operations and products are embedded in the normal costs of doing business. However, it is not possible to predict with certainty the number of additional investments in new or existing technology or facilities, or the amounts of increased operating costs to be incurred in the future, to prevent, control, reduce or eliminate releases of hazardous materials, other pollutants or greenhouse gases into the environment; remediate and restore areas damaged by prior releases of hazardous materials; or comply with new or changed environmental laws or regulations. Accidental leaks and spills requiring cleanup may occur in the ordinary course of business. We may incur expenses for corrective actions or environmental investigations at various-owned and previously‑owned facilities, leased or previously leased facilities or at third-party-owned waste disposal sites used by us. An obligation may arise when operations are closed or sold or at non-company sites where company products have been handled or disposed of. Expenditures to fulfill these obligations may relate to facilities and sites where past operations followed practices and procedures that were considered acceptable at the time but may require investigative or remedial work or both to meet current or future standards.
We do not physically transport any of the motor fuels. Rather, third-party transporters distribute the motor fuels. The transportation of motor fuels by third-party transporters, as well as the associated storage of such fuels at locations including convenience stores, are subject to various federal, state and local environmental laws and regulations, including those relating to ownership and operation of underground storage tanks, the release or discharge of regulated materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to regulated materials, and the health and safety of employees dedicated to such transportation and storage activities. These laws and regulations may impose numerous obligations and restrictions that are applicable to motor fuels transportation and storage and other related activities, including acquisition of, or applications for, permits, licenses, or other approvals before conducting regulated activities; restrictions on the quality and labeling of the motor fuels that may be sold; restrictions on the types, quantities and concentration of materials that may be released into the environment; required capital expenditures to comply with pollution control requirements; and imposition of substantial liabilities for pollution or non-compliance resulting from these activities. Numerous governmental authorities, such as the EPA, and analogous state agencies, have the power to monitor and enforce compliance with these laws and regulations and the permits, licenses and approvals issued under them, including fines, which can result in increased pollution control equipment costs or other actions. Failure to comply with these existing laws and regulations, or any newly adopted laws or regulations, may trigger administrative, civil or criminal enforcement measures, including the assessment of monetary penalties or other sanctions, the imposition of investigative, remedial or corrective action obligations, the imposition of additional compliance requirements on certain operations or the issuance of orders enjoining certain operations. The violation of or liabilities under environmental laws may also result in private party litigation against us, including for personal injury and property damage. Moreover, the trend in environmental regulation is for more restrictions and limitations on activities that may adversely affect the environment, the occurrence of which may result in increased costs of compliance.
Where releases of motor fuels or other substances or wastes have occurred, federal and state laws and regulations require that contamination caused by such releases be assessed and remediated to meet applicable clean-up standards. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where motor fuels or other waste products have been disposed or otherwise released. We therefore could be required to conduct investigations and cleanups of soil or groundwater contamination even if the releases were caused by third parties such as former owners or operators. We could also be required to pay for all of the costs of cleaning up contamination even if third parties contributed to the contamination but were unable or unwilling to pay their share. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims for damages or to impose corrective action obligations, could be substantial and could have a material adverse effect on us or our customers who transport motor fuels or own or operate convenience stores or other facilities where motor fuels are stored.
For more information on potential risks arising from environmental and occupational safety and health laws and regulations, please see “Business—Government Regulation and Compliance.”
Future tobacco legislation, potential court rulings affecting the tobacco industry, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our retail operating revenues and gross margin which could adversely affect our business, financial condition and results of operations.
Sales of tobacco and nicotine products have historically accounted for an important portion of our total sales of convenience store and accounted for approximately 11.4% and 10.1% of our total net sales and 26.8% and 26.7% of total merchandise sales for the fiscal year ended December 31, 2020 and the six months ended June 30, 2021, respectively. Actions by the U.S. Food and Drug Administration (“FDA”) and other federal, state or local agencies or governments may impact the acceptability of or access to tobacco products, limit consumer choice as to tobacco products, delay or prevent the launch of new or modified tobacco products, require the recall or other removal of tobacco products from the marketplace, restrict communications to tobacco consumers, restrict the ability to differentiate tobacco products, or restrict or prevent the use of specified tobacco products in certain of our locations or the sale of tobacco products by certain or our stores. For example, in 2020, the FDA issued a statement effectively banning certain unauthorized electronic nicotine delivery system products containing flavors other than tobacco or menthol. Significant increases in wholesale cigarette costs and tax increases on tobacco products, as well as future legislation, potential rulings in court cases impacting the tobacco industry, and national and local campaigns to discourage smoking in the United States, may also have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits. Also, increasing regulations, including those for e-cigarettes and vapor products could offset some of the recent gains we have experienced from selling these products. If such efforts are successful, it could have a further negative impact on our tobacco sales. These factors could materially and adversely affect our retail price of cigarettes, tobacco unit volume and sales, merchandise gross margin and overall customer traffic. Reduced sales of tobacco products or smaller gross margins on the sales we make could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Currently, major cigarette manufacturers offer substantial rebates to retailers. We include these rebates as a component of our gross margin. In the event these rebates are no longer offered, or decreased, our profit from cigarette sales will decrease accordingly. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers could negatively affect gross margins. These factors could materially affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross margin and overall customer traffic, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flows.
Failure to comply with applicable laws and regulations could result in liabilities, penalties, costs, or license suspension or revocation that could have a material adverse effect on our business.
Our operations are subject to numerous federal, state and local laws and regulations, including regulations related to the sale of alcohol, tobacco, nicotine products, cannabidiol and cannabidiol-like products, lottery/lotto products, other age-restricted products, operation of gaming machines, various food safety and product quality requirements, environmental laws and regulations, and various employment and tax laws.
Our violation of, or inability to comply with, state laws and regulations concerning the sale of alcohol, tobacco, nicotine products, lottery/lotto products, other age-restricted products and operation of gaming machines could expose us to regulatory sanctions ranging from monetary fines to the revocation or suspension of our permits and licenses for the sale of such products. Such regulatory action could adversely affect our business, financial condition and results of operations. To the extent we are not able to provide such information because owners of our stock do not provide the necessary documentation to comply, we may have those licenses suspended or revoked. In addition, in certain jurisdictions where we operate, the licenses for the sale of alcoholic beverages are costly and changes in the applicable state law and regulations may result in a devaluation of the licenses we currently own.
Our cannabidiol offerings currently include supplements, topicals, shots, confectionery, smoking and packaged beverages. The effect of existing or future federal and state government regulations on cannabidiol and cannabidiol-like products is not known at this time. The FDA has deemed marketing food to which cannabidiol has been added, or labeling cannabidiol as a dietary supplement, to be impermissible. The FDA is continuing to assess potential pathways available for various types of cannabidiol and cannabidiol-like products to be lawfully marketed. The FDA has thus far limited its enforcement actions regarding cannabidiol sellers to actions involving the impermissible use of medical or therapeutic claims for cannabidiol and cannabidiol-like products. Should the FDA change its enforcement policies regarding cannabidiol and cannabidiol-like products and begin broader enforcement actions against all sellers of products containing cannabidiol, we would be forced to take corrective actions or make changes to our offerings. In addition, we cannot predict the form and content of future FDA regulations regarding cannabidiol and cannabidiol-like products. Should the FDA adopt a legal framework for the marketing of cannabidiol and cannabidiol-like products, the requirements of its new regulations may be costly or burdensome such that we may decide to remove cannabidiol and cannabidiol-like products from our offerings. In addition, as a result of the conflicting views between state legislatures and the federal government regarding cannabis, sellers of cannabidiol and cannabidiol-like products in the U.S. are subject to inconsistent laws and regulations. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with on-going compliance or require us to alter our offerings. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.
Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage or changes in overtime rules would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition, results of operations and cash flows. Additionally, even if none of our employees are currently represented by labor unions, any future unionization of our workforce may result in the negotiation of collective bargaining agreements which may include terms that are not favorable to us. Any strike, work stoppage or other dispute with our employees or those of third parties who provide us services could have a material adverse effect on our results of operations and cash flows.
Our business, particularly the operation of gas stations, and the storage and transportation of fuel products, is directly affected by numerous environmental laws and regulations in the United States pertaining, in particular, to the quality of fuel products, the handling and disposal of hazardous wastes and the prevention and remediation of environmental contaminations. Such laws and regulations are constantly evolving and have generally become more stringent over time. Our compliance with such evolving regulation requires significant and continuously increasing capital expenditures. Our business may also be indirectly affected by the adoption of environmental laws and regulations intended to address global climate change by limiting carbon emissions and introducing more stringent requirements for the exploration, drilling and transportation of crude oil and petroleum products. Increasingly wide-spread implementation of such laws and regulations may lead to a significant increase in the cost of petroleum-based fuels and, in turn, lower demand for road transportation fuel. Our failure to comply with applicable environmental laws and regulations, or a significant contamination at one of our sites requiring remediation of contaminated soil and groundwater on a large scale, could expose us to substantial fines and penalties, as well as administrative, civil and criminal charges, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations.
We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, fuel excise taxes, sales and use taxes, payroll taxes, franchise taxes, property taxes and tobacco taxes. Many of these tax liabilities are subject to periodic audits by the respective taxing authorities. Substantial changes or reforms in the current tax regime could result in increased tax expenses and potentially have a material adverse effect on our financial condition and results of operations.
Any changes in the laws or regulations described above that are adverse to us and our stores could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Compliance with and changes in tax laws could adversely affect our performance.
We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. Tax laws and regulations are dynamic and subject to change as new laws are passed and new interpretations of existing laws are issued and applied. This activity could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties which could have a material adverse effect on our reputation, business, results of operations and financial condition.
Risks Related to Data Privacy and Information Technology
We rely significantly on the use of information technology. Significant disruptions of our information technology systems or breaches of our data security could materially adversely affect our business.
We increasingly rely on multiple information technology systems and a number of third-party vendor platforms (collectively, “IT Systems”) in order to run and manage our daily operations. Such IT Systems are an essential component of our business and growth strategies as they allow us to manage various aspects of our business and to provide reliable analytical information to our management. The future operation, success and growth of our business depends on information systems, communications systems, internet activity and other network processes.
Like most companies, despite our current security measures, our IT Systems, and those of our third-party service providers, may be vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of access to data and information, acts of vandalism, terrorist attacks, hackers, security breaches or other security incidents, and computer viruses or attacks. We have technology security initiatives and disaster recovery plans in place to mitigate our risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that our operations are not disrupted or that data security breaches do not occur. A serious, long-lasting disruption of our IT Systems could lead to the breakdown of critical operations and financial reporting systems, and have a material adverse effect on our business, reputation, financial condition and results of operation.
As a fuel and merchandise retailer, we receive and transmit large amounts of data, including credit and debit card information from customers; in addition, we collect and store on our network personal data and other sensitive information concerning our employees, business partners and vendors. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks which may remain undetected until after they occur. As a fuel and merchandise retailer, we collect and store large amounts of data on our network, including credit and debit card information, from customers and other sensitive information concerning our employees, business partners and vendors.
Any breakdown or breach of our IT Systems could result in the unauthorized release of such personal and sensitive information. Although we have invested in measures to reduce these risks, it cannot guarantee that such measures will be successful in preventing compromise and/or disruption of our IT Systems and related data. Despite our existing security procedures and controls, if our network was compromised, it could give rise to unwanted media attention, materially damage our customer relationships, harm our business, reputation, results of operations, cash flows and financial condition, result in fines or litigation, and may increase the costs we incur to protect against such information security breaches, such as increased investment in technology the costs of compliance with applicable laws.
The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. While we maintain cyber liability insurance that provides both third party liability and first party insurance coverages, our insurance may not be sufficient to protect against all losses we may incur if we suffer significant or multiple attacks.
We are subject to evolving laws, regulations, standards, and contractual obligations related to data privacy and security regulations, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.
We receive and transmit large amounts of data, including credit and debit card information, from customers; in addition, we collect and store on our network personal data and other sensitive information concerning our employees, business partners and vendors. As such, we are subject to or affected by a number of federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers, and others. For example, most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change or additional laws may be adopted. Such mandatory disclosures are costly, could lead to negative publicity, result in penalties or fines, result in litigation, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

Numerous federal and state laws address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of such data. In addition, numerous states already have, and are looking to expand, data protection legislation requiring companies like ours to consider solutions to meet differing needs and expectations of buyers and sellers. Similar laws have been proposed at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and we may not be able to monitor and react to all developments in a timely manner.
The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.
We are also subject to the Payment Card Industry (“PCI”) Data Security Standard, which is a standard designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships, and increased transaction fees.
Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal or state laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personal data or other user data, or the perception that any such failure or compromise has occurred, could negatively harm our brand and reputation, result in a loss of sellers, buyers or distribution partners, discourage potential sellers or buyers from trying our platform and/or result in fines and/or proceedings by governmental agencies and/or users, any of which could have a material adverse effect on our business, results of operations and financial condition.
Risks Related to Our Indebtedness
Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition.
As of June 30, 2021, we had $410.0 million outstanding under our Term Loan B, with net debt issuance costs of $24.9 million, resulting in total principal amount of debt outstanding under our Credit Facility, excluding unamortized debt discount and deferred issuance costs, of $385.1 million. In April 2021, we refinanced our outstanding debt and entered into a credit agreement providing for a $410.0 million term loan facility and a $125.0 million undrawn, revolving credit facility. Our indebtedness could have significant effects on our business, such as:
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limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

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limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

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limiting our ability to pay dividends or make other distributions or repurchase or redeem capital stock;

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requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

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making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

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placing us at a competitive disadvantage compared with our competitors that have less debt; and

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exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings as they become due, we will be required to pursue one or more alternative strategies, such as refinancing or restructuring our indebtedness, or selling additional debt or equity securities, or selling assets. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our business, financial condition and results of operations.
Terms in our Credit Facility may materially limit our ability to operate our business and finance our future operations or capital needs.
Certain terms of our Credit Facility restrict us and our restricted subsidiaries from engaging in specified types of transactions. These covenants limit our ability, and that of our restricted subsidiaries, to, among other things:
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incur indebtedness;

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incur certain liens;

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consolidate, merge or sell or otherwise dispose of assets;

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make investments, loans, advances, guarantees and acquisitions;

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pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

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enter into transactions with affiliates;

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alter the business conducted by us and our subsidiaries;

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change our fiscal year and the fiscal year of our subsidiaries; and

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amend or modify governing documents.

A breach of any of these covenants, or any other covenant in the documents governing our Credit Facility, could result in a default or event of default under our Credit Facility. In the event of any event of default under our Credit Facility, the applicable lenders or agents could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents entered into in connection with our Credit Facility. We have pledged substantially all of our assets as collateral securing our Credit Facility and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our business, financial condition or results of operations.
If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under our Credit Facility or other outstanding indebtedness would also likely have a material adverse effect on us.
Pursuant to our Credit Facility, we are required to maintain a secured net leverage ratio not to exceed 5.00 to 1.00, measured as of the last day of each fiscal quarter on which the aggregate outstanding amount of all loans under the Revolving Credit Facility (as defined in the Credit Facility) and certain letter of credit obligations exceeds 25.00% of the revolving credit commitments as of such date. Our ability to borrow under our Credit Facility depends on our compliance with this financial covenant. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenant. We cannot assure you that we will satisfy the financial covenant in the future, or that our lenders will waive any failure to satisfy the financial covenant.
Developments with respect to LIBOR may affect our borrowings under our Credit Facility.
Actions by regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR quotes after 2021. Our Credit Facility provides that interest may be based on LIBOR and for the use of an alternate rate to LIBOR in the event LIBOR is phased-out; however, uncertainty remains as to any such replacement rate and any such replacement rate may be higher or lower than LIBOR may have been. The establishment of alternative reference rates or implementation of any other potential changes may materially and adversely affect our business, operating results and financial condition.
Risks Related to Our Organizational Structure
Our principal asset after the completion of this offering will be our interest in Parent, and, as a result, we will depend on distributions from Parent to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Parent’s ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering and the Transactions, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Parent and its subsidiaries and distributions we receive from Parent. There can be no assurance that Parent and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions. Parent is generally prohibited under Delaware law from making distributions to its members to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Parent (with certain exceptions, as applicable), exceed the fair value of its assets. Although Parent is not currently subject to any debt instruments or other agreements that would restrict its ability to make distributions to us, the terms of our Credit Facility and other outstanding indebtedness restrict the ability of our subsidiaries to pay dividends to Parent. For a further description of the limitations pursuant to current or future contractual agreements governing our indebtedness that may restrict distributions to us, see “—Risks Related to Our Indebtedness―Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition,” “—Risks Related to Our Indebtedness―Terms in our Credit Facility may materially limit our ability to operate our business and finance our future operations or capital needs,” and “Description of Indebtedness— Credit Facility—Covenants and Other Matters.”
Parent will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Parent will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Parent. Under the terms of the Parent LLC Agreement, Parent will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Parent to make cash distributions to the holders of LLC Interests in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Parent’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Parent is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Parent insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Distributions.” In addition, if Parent does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks Related to the Offering and Ownership of our Class A Common Stock” and “Dividend Policy.”
Under the Parent LLC Agreement, we intend to cause Parent, from time to time, to make distributions in cash to its equity holders (including us) in amounts sufficient to cover the taxes imposed on their allocable share of taxable income of Parent. As a result of (1) potential differences in the amount of net taxable income allocable to us and to Parent’s other equity holders, (2) the lower tax rate under current law applicable to corporations as opposed to individuals, and (3) tax distributions being made pro rata in accordance with economic interests, these tax distributions may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. In addition, no adjustments to the exchange ratio for LLC Interests and corresponding shares of Class A common stock will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such excess cash as dividends on our Class A common stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to Parent, which may result in shares of our Class A common stock increasing in value relative to the value of LLC Interests. The holders of LLC Interests may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in such excess cash balances.
The Tax Receivable Agreement with the Continuing Equity Owners and Blocker Shareholders requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with Parent and each of the Continuing Equity Owners and Blocker Shareholders. Under the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) Yesway, Inc.’s allocable share of the existing tax basis of Parent’s assets, which tax basis is attributable to the LLC Interests being acquired in this offering and in the Blocker Mergers; (2) the increases in Yesway, Inc.’s allocable share of the tax basis of Parent’s assets resulting from (a) any future redemptions or exchanges of LLC Interests from the Continuing Equity Owners as described under “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right,” and (b) certain distributions (or deemed distributions) by Parent; (3) Yesway, Inc.’s allocable share of the existing tax basis of Parent’s assets at the time of any redemption or exchange of LLC Interests, which tax basis is attributable to the LLC Interests being redeemed or exchanged and acquired by Yesway, Inc.; (4) certain tax attributes of the Blocker Companies acquired by Yesway, Inc. in the Blocker Mergers; and (5) certain additional tax benefits arising from payments under the Tax Receivable Agreement. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Payments under the Tax Receivable Agreement are not conditioned upon one or more of the Continuing Equity Owners or the Blocker Shareholders maintaining a continued ownership interest in Parent or us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” The actual tax benefits described above, and the actual utilization of such tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions by the Continuing Equity Owners; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Owners; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.
In certain cases, payments under the Tax Receivable Agreement to the Continuing Equity Owners and the Blocker Shareholders may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement will provide that if (1) we materially breach any of our material obligations under the Tax Receivable Agreement, (2) certain mergers, asset sales, other forms of business combinations or other changes of control were to occur after the consummation of this offering, or (3) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We could also be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders that are greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
We will not be reimbursed for any payments made to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service, or the IRS, or another tax authority, may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially and adversely affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of Brookwood. The interests of Brookwood in any such challenge may differ from or conflict with our interests and your interests, and Brookwood may exercise its consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing Equity Owner or a Blocker Shareholder are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner and/or a Blocker Shareholder, as applicable, will be netted against any future cash payments we might otherwise be required to make to such Continuing Equity Owner and/or such Blocker Shareholder, under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Owner and/or a Blocker Shareholder, as applicable, for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes with respect to a Continuing Equity Owner and/or a Blocker Shareholder that are the subject of the Tax Receivable Agreement.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We may be subject to taxes by the U.S. federal, state, local and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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allocation of expenses to and among different jurisdictions;

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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings;

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changes in tax laws, tax treaties, regulations or interpretations thereof; or

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state, and local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, including as a result of our ownership of Parent, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
We and Parent intend to conduct our operations so that we will not be deemed an investment company. As the sole managing member of Parent, we will control and operate Parent. On that basis, we believe that our interest in Parent is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Parent, or if Parent itself becomes an investment company, our interest in Parent could be deemed an “investment security” for purposes of the 1940 Act.
If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Related to the Offering and Ownership of our Class A Common Stock
Brookwood will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.
Upon consummation of this offering, Brookwood will control, in the aggregate, approximately    % of the voting power represented by all our outstanding classes of stock. As a result, Brookwood will continue to exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors, any amendment of our amended and restated certificate of incorporation or bylaws and any approval of significant corporate transactions (including a sale of all or substantially all of our assets), and will continue to have significant control over our business, affairs and policies, including the appointment of our management. The directors that Brookwood, through its voting power, will have the ability to elect have the authority to vote to authorize the Company to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to stockholders. We expect that members of our board will continue to be appointed by or affiliated with Brookwood who will have the ability to appoint the majority of directors. Brookwood can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with Brookwood may have an adverse effect on the price of our Class A common stock. Brookwood may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests.
Further, our amended and restated certificate of incorporation, which will be in effect upon the consummation of the Transactions, will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries. See “—Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.” Brookwood and its affiliates engage in a broad spectrum of activities. In the ordinary course of its business activities, Brookwood and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders. Brookwood or its affiliates may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Brookwood may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. See “Description of Capital Stock—Corporate Opportunity Doctrine.”
Brookwood’s interests may conflict with our interests and the interests of our stockholders. Conflicts of interest between Brookwood and us could be resolved in a manner unfavorable to us and our stockholders.
Various conflicts of interest between us and Brookwood could arise. Ownership interests of directors or officers of Brookwood in our common stock and ownership interests of our directors and officers in the equity interests of Brookwood, or a person’s service either as a director or officer of both us and Brookwood, could create or appear to create conflicts of interest when those directors and officers are faced with decisions relating to our company. These decisions could include corporate opportunities, business combinations involving us, our dividend policy, and management stock ownership. We may not be able to resolve any conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.
We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have policies that restrict or prohibit the inclusion of companies with multiple-class share structures in certain of their indices, including the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under these policies, the dual class structure of our stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible they may depress valuations, compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
We are a “controlled company” within the meaning of the rules of the Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.
The corporate governance requirements and, specifically, the independence standards are intended to ensure directors who are considered independent are free of any conflicting interest that could influence their actions as directors. After the consummation of the Transactions, Brookwood will have more than 50% of the voting power for the election of directors, and, as a result, we will be considered a “controlled company” within the meaning of the rules of the Nasdaq Stock Market. As such, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirements to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or to perform annual performance evaluations of the nominating and corporate governance and compensation committees.
Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the rules of the Nasdaq Stock Market. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.
Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:
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a classified board of directors with staggered three-year terms;

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the ability of our board of directors to issue one or more series of preferred stock;

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

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certain limitations on convening special stockholder meetings;

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no cumulative voting in the election of directors;

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subject to the rights of the holders of any preferred stock and the terms of the Stockholders Agreement, the number of directors shall be determined exclusively by the a majority of the whole board or directors;

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the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2∕3% of the voting power represented by our then-outstanding common stock (other than directors appointed pursuant to the Stockholders Agreement, who may be removed with or without cause);

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at any time when Brookwood beneficially owns, in the aggregate, less than a majority of the voting power entitled to vote generally in the election our directors, that stockholders may not act by consent; and

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at any time when Brookwood beneficially owns, in the aggregate, less than a majority of the voting power entitled to vote generally in the election our directors, the provisions of amended and restated certificate of incorporation may be amended only by the affirmative vote of at least 66 2∕3% of the voting power represented by our then-outstanding common stock entitled to vote.

These antitakeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.
In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (generally defined as any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited unless certain requirements are met, provided, however, that, under our amended and restated certificate of incorporation, Brookwood and any of it respective affiliates will not be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions. See “Description of Capital Stock.”
We may not pay dividends on our Class A common stock.
Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. However, no decision has been made with respect to the amount and timing of dividend payments, if any. The continued operation and expansion of our business will require substantial funding. Accordingly, we cannot assure you that we will pay dividends in the future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by Parent and its subsidiaries. Under our Credit Facility, we are currently limited from paying cash dividends or making certain other restricted payments, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay dividends on our Class A common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares in this offering, realization of a gain on your investment may depend solely on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use a portion of the net proceeds of this offering for general corporate purposes and working capital. See “Use of Proceeds.” Our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with how our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, and results of operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial, or other information upon which our management bases its decisions.
No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase.
Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A common stock that you purchase at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.
After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of the Transactions, we will have outstanding a total of                 shares of Class A common stock. Of the outstanding shares, the                 shares sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. In addition, the shares of Class A common stock issued to the Blocker Shareholders in the Transactions will be eligible for resale pursuant to Rule 144 without restriction or further registration under the Securities Act, other than affiliate restrictions under Rule 144. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.
Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into or exchangeable for or that represent the right to receive shares of our Class A common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant); or (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. See “Underwriting (Conflict of Interest).”
In addition, we have reserved                 shares of Class A common stock for issuance under the           Plan and           shares of Class A common stock for issuance under the                 . Any Class A common stock that we issue under the           Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.
In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you, or may adversely impact the price of our Class A common stock.
If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of $      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. See “Dilution” for more detail, including the calculation of the pro forma net tangible book value per share of our Class A common stock.
Non-U.S. Holders who own more than 5% of our Class A common stock may be subject to U.S. federal income tax on gain realized on the sale or other taxable disposition of such common stock.
Because the determination of whether we are a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes depends on the fair market value of our “United States real property interests” (“USRPIs”) relative to the fair market value of our non-U.S. real property interests and our other business assets, and because we have significant ownership of real property located in the United States, we may currently be, or may become in the future, a USRPHC. There can be no assurance that we do not currently constitute, or will not become, a USRPHC. As a result, a “Non-U.S. Holder” (as defined below under “Material U.S. Federal Income Tax Considerations to Non-U.S. Holders of Class A Common Stock”) may be subject to U.S. federal income tax on gain realized on a sale or other taxable disposition of our Class A common stock if such Non-U.S. Holder has owned, actually or constructively, more than 5% of our

Class A common stock at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period in such stock.
General Risks
Our operations present risks which may not be fully covered by insurance.
We carry comprehensive insurance against the hazards and risks underlying our operations. We believe our insurance policies are customary in the industry; however, some losses and liabilities associated with our operations may not be covered by our insurance policies. In addition, there can be no assurance that we will be able to obtain similar insurance coverage on favorable terms (or at all) in the future. Significant uninsured losses and liabilities could have a material adverse effect on our financial condition and results of operations. Furthermore, our insurance is subject to deductibles. As a result, certain large claims, even if covered by insurance, may require a substantial cash outlay by us, which could have a material adverse effect on our financial condition and results of operations.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.
Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.
As a public reporting company, we will be subject to the rules of the Nasdaq Stock Market and the rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.
Upon completion of this offering, we will become a public reporting company subject to the rules of the Nasdaq Stock Market and the rules and regulations established from time to time by the SEC. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.
In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting. If our management is unable to certify the effectiveness of our internal control or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal control, we could be subject to regulatory scrutiny and a loss of public confidence, which could seriously harm our reputation, and the price per share of our Class A common stock could decline.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. Further, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, our business could be adversely affected and the price per share of our Class A common stock price could decline.
We will incur significant costs as a result of operating as a public company.
Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Stock Market and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation. These factors may, therefore, strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:
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volatility in the global prices and availability of oil and petroleum products and general economic conditions that are out of our control;

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our ability to successfully implement our growth strategy, a major part of which consists of razing and rebuilding or remodeling many of our stores;

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our ability to maintain an adequate pipeline of suitable locations for new stores;

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our ability to realize all anticipated synergies or operating efficiencies from our acquisition of Allsup’s or the anticipated benefits of initiatives relating to our merchandise mix;

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the risk of failing to recruit, hire, and retain qualified personnel;

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our dependence upon market acceptance by consumers and our failure to offer products that meet our existing customers’ taste and attract new customers;

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changes to wage regulations and other employment and labor laws;

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changes in demand for fuel-based modes of transportation and advancements in technologies, such as hybrid and electric vehicles, that significantly reduce fuel consumption related to the public’s current general approach with regard to climate change and the effects of greenhouse gas emissions;

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our dependence on a limited number of suppliers for the majority of our gross fuel purchases and merchandise;

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operational hazards and risks normally associated with the marketing of petroleum products, as well as hazards and risks relating to the physical effects of climate change;

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changes to tobacco legislation, potential court rulings affecting the tobacco industry, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products; and

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the significant influence the Brookwood will continue to have over us after the Transactions, including control over decisions that require the approval of stockholders.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR ORGANIZATIONAL STRUCTURE
Yesway, Inc., a Delaware corporation, was formed on April 23, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through Parent and its direct and indirect subsidiaries and the Continuing Equity Owners are the only owners of Parent. We will consummate the Transactions, excluding this offering, substantially concurrently with or prior to the consummation of this offering.
Existing Organization
Parent is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Parent is included in the U.S. federal income tax returns of Parent’s members. Prior to the consummation of this offering, the Continuing Equity Owners were the only members of Parent.
Transactions
Prior to the Transactions, there will be only one holder of common stock of Yesway, Inc. We will consummate the following organizational transactions in connection with this offering:
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we will amend and restate Yesway, Inc.’s certificate of incorporation to, among other things, provide for (1) the recapitalization of our outstanding shares of existing common stock into one share of Class A common stock, (2) Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally and (3) Class B common stock, with each share of our Class B common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock”;

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we will acquire each of the Blocker Companies by means of the Blocker Mergers and will issue to the Blocker Shareholders            shares of our Class A common stock and rights under the Tax Receivable Agreement;

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we will issue           shares of our Class B common stock to the Continuing Equity Owners, which is equal to the number of LLC Interests held directly or indirectly by such Continuing Equity Owners immediately following the Transactions, for nominal consideration;

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we will amend and restate the existing limited liability company agreement of Parent, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Parent (including profits interests awarded under the existing limited liability company agreement of Parent) into one class of LLC Interests and (2) appoint Yesway, Inc. as the sole managing member of Parent upon its acquisition of LLC Interests in connection with this offering;

•
we will issue      shares of our Class A common stock to the purchasers in this offering (or         shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds, after taking into account the underwriting discounts and estimated offering expenses payable by us, of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
we will use the net proceeds from this offering to purchase           newly issued LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us;

•
Parent intends to use the net proceeds from the sale of LLC Interests to Yesway, Inc. for general corporate purposes to support the growth of the business as described under “Use of Proceeds”; and

•
Yesway, Inc. will enter into (1) the Stockholders Agreement with Brookwood, (2) the Registration Rights Agreement with certain of the Continuing Equity Owners and (3) the Tax Receivable Agreement with Parent, the Continuing Equity Owners and the Blocker Shareholders. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”
Organizational Structure Following the Transactions
•
Yesway, Inc. will be a holding company and its principal asset will consist of LLC Interests it acquires directly from Parent and indirectly from the Blocker Shareholders;

•
Yesway, Inc. will be the sole managing member of Parent and will control the business and affairs of Parent and its direct and indirect subsidiaries;

•
Yesway, Inc. will own, directly or indirectly,           LLC Interests of Parent, representing approximately    % of the economic interest in Parent (or      LLC Interests, representing approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
Brookwood will own (1) through the Blocker Shareholders,       shares of Class A common stock of Yesway, Inc. (or           shares of Class A common stock of Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock and approximately    % of the economic interest in Yesway, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (2) directly through Brookwood’s ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (3)           shares of Class B common stock of Yesway, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) of the combined voting power of all of Yesway, Inc.’s common stock (or           shares of Class B common stock of Yesway, Inc., representing approximately    % (and, together with the shares of Class A common stock,    %) if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the Continuing Equity Owners (including the holders of Series P Interests) will own (1) directly through such Continuing Equity Owners’ ownership of LLC Interests and indirectly through Yesway, Inc.’s ownership of LLC Interests, approximately     % of the economic interest in Parent (or approximately     % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)            shares of Class B common stock of Yesway, Inc., representing approximately     % of the combined voting power of all of Yesway, Inc.’s common stock (or            shares of Class B common stock of Yesway, Inc., representing approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the purchasers in this offering will own (1)           shares of Class A common stock of Yesway, Inc. (or      shares of Class A common stock of Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Yesway, Inc.’s common stock and approximately    % of the economic interest in Yesway, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest in Yesway, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Yesway, Inc.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in Parent (or approximately    % of the economic interest in Parent if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)
The Brookwood funds will own shares of Class A common stock of Yesway, Inc. through the Blocker Shareholders.

(2)
Investors in this offering will hold approximately    % of the combined voting power of Yesway, Inc. (or approximately      % of the combined voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of Parent, we will operate and control all of the business and affairs of Parent and, through Parent and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Yesway, Inc. will have the minority economic interest in Parent, and will control the management of Parent as its sole managing member. As a result, Yesway, Inc. will consolidate Parent and record a significant non-controlling interest in a consolidated entity in Yesway, Inc.’s consolidated financial statements for the economic interest in Parent held by the Continuing Equity Owners.
Incorporation of Yesway, Inc.
Yesway, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on April 23, 2021. Yesway, Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of Yesway, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, (i) recapitalize our outstanding shares of existing common stock into one share of Class A common stock and (ii) authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Recapitalization and Amendment and Restatement of the Parent LLC Agreement
Prior to the consummation of this offering, the existing limited liability company agreement of Parent will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of units that we refer to as “common units” and provide for a right of redemption of common units (subject in certain circumstances to time-based vesting requirements and certain other restrictions) in exchange for, at our election (determined by at least two of our independent directors (within the meaning of the rules of the Nasdaq Stock Market), who are disinterested), shares of our Class A common stock or cash. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.”

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discounts and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to purchase      newly issued LLC Interests (or      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us.
We intend to cause Parent to use the net proceeds from the sale of LLC Interests to Yesway, Inc. for general corporate purposes to support the growth of the business, which may include investments in store remodels, raze and rebuilds, new store developments as well as business or asset acquisitions. We may also cause Parent to use a portion of the net proceeds for the repayment of debt; to make cash payments to the Continuing Equity Owners pursuant to the Tax Receivable Agreement; at our option, to make cash payments to the Continuing Equity Owners upon their election to redeem any of their LLC Interests; or for the acquisition of businesses or assets that we believe are complementary to our own, although we currently have no agreements, commitments or understandings with respect to any specific acquisition. At this time, we have not specifically identified a material single use for which we intend to cause the net proceeds to be used by Parent, and, accordingly, we are not able to allocate the net proceeds among any potential uses in light of the variety of factors that will affect how such net proceeds will be ultimately used by us or Parent. Our management will have broad discretion to direct Parent’s use of the proceeds.
Parent will either bear or reimburse Yesway, Inc. for all of the expenses incurred in connection with the Transactions, including this offering.

CAPITALIZATION
The following table sets forth the cash and capitalization as of June 30, 2021, as follows:
•
of Parent and its subsidiaries on a historical basis;

•
of Yesway, Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, excluding this offering; and

•
of Yesway, Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to the Transactions, including the sale of        shares of Class A common stock in this offering at an assumed initial public offering price of $      per share, after deducting the underwriting discounts and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
(in millions, except per share and share amounts)	As of June 30, 2021
		(unaudited)
	Parent Historical	Yesway, Inc. Pro Forma	Yesway, Inc. Pro Forma As Adjusted(1)
Cash and cash equivalents	$117.4	$	$
Long-term debt (including current portion)(2):
Credit Facility, net of debt discount and debt issuance costs	$385.1	$	$
Financing obligations, net of debt discount and debt issuance costs	233.5
Lease liabilities	16.9
Total long-term debt	635.5
Members’/stockholders’ equity:
Members’ equity:
Members’ capital	518.3
Class A common units	—
Class B common units
Stockholders’ equity:
Class A common stock, par value $ per share; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $ per share; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid in capital	—
Retained deficit	—
Total members’/stockholders’ equity	518.3
Noncontrolling interests	0.9
Total capitalization	$1,154.7	$	$

(1)
Each $1.00 increase (decrease) in the assumed public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the price per share for the offering remains at $      (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts. Each 1,000,000 share increase or decrease in the number of shares offered in this offering by us would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the price per share for the offering remains at $      (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts.

(2)
See “Description of Indebtedness” for a description of our currently outstanding indebtedness.

DIVIDEND POLICY
Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Parent and, through Parent, cash distributions and dividends from our other indirect subsidiaries, including in accordance with the terms of our Credit Facility. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of Capital Stock,” “Description of Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to the requirements of applicable law and compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to the Offering and Ownership of our Class A Common Stock—We may not pay dividends on our Class A commons stock.”
Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from Parent. If we decide to pay a dividend in the future, we would need to cause Parent to make distributions to us in an amount sufficient to cover such dividend. If Parent makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See “Risk Factors—Risks Related to Our Organizational Structure—Our principal asset after the completion of this offering will be our interest in Parent, and, as a result, we will depend on distributions from Parent to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Parent’s ability to make such distributions may be subject to various limitations and restrictions.”

DILUTION
The Continuing Equity Owners will own LLC Interests after the Transactions. Because the Continuing Equity Owners do not own any Class A common stock or have any right to receive distributions from Yesway, Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Yesway, Inc.) elected to have their LLC Interests redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Yesway, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed election to redeem or exchange all LLC Interests for shares of Class A common stock as described in the previous sentence as the Assumed Redemption.
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Parent’s pro forma net tangible book value as of June 30, 2021 prior to this offering and after giving effect to the other Transactions and the Assumed Redemption was a deficit of $      million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of June 30, 2021 after giving effect to this offering would have been approximately a deficit of $      million, or $      per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of June 30, 2021, before this offering	$
Increase per share attributable to new investors in this offering	$
Pro forma net tangible book value (deficit) per share after this offering
Dilution per share to new Class A common stock investors in this offering		$
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase the pro forma net tangible book value (deficit) per share after this offering by approximately $      , and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $      assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $       per share and increase or decrease, as applicable, the dilution to investors purchasing shares of our Class A common stock in this offering by $       per share, assuming the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value (deficit) after the offering would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be $      per share and the dilution in pro forma net tangible book value to new investors would be $      per share, in each case assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, as of June 30, 2021 after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Continuing Equity Owners		%	$	%	$
New investors
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $      million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Yesway, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of June 30, 2021, after giving effect to the Transactions and the Assumed Redemption, and excludes (i)            shares of Class A common stock reserved for issuance under the 2021 Plan, which will become effective in connection with the consummation of this offering, as well as any shares that will become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the 2021 Plan, and (ii)            shares of Class A common stock reserved for issuance under the ESPP, which will become effective in connection with the consummation of this offering as well as any shares that will become issuable pursuant to provisions in the 2021 Plan that automatically increase the share reserve under the ESPP (as described in “Executive Compensation—           ”).
To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of June 30, 2021, the pro forma net tangible book value (deficit) per share after this offering would be $      , and total dilution per share to new investors would be $      .
If the underwriters exercise in full their option to purchase additional shares of Class A common stock:
•
the percentage of shares of Class A common stock held by the Continuing Equity Owners will decrease to approximately      % of the total number of shares of our Class A common stock outstanding after this offering; and

•
the number of shares held by new investors will increase to           , or approximately      % of the total number of shares of our Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed consolidated financial information reflects the impact of this offering, after giving effect to the Transactions discussed in “Our Organizational Structure.” Following the completion of the Transactions, Yesway, Inc. will be a holding company whose principal asset will consist of     % of the outstanding LLC Interests (or    % of LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) that it acquires directly from Parent and indirectly from the Blocker Shareholders in connection with this offering. The remaining LLC Interests will be held directly or indirectly by the Continuing Equity Owners. Yesway, Inc. will act as the sole managing member of Parent, will operate and control the business and affairs of Parent and its direct and indirect subsidiaries and, through Parent and its direct and indirect subsidiaries, conduct its business.
The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 give effect to the Transactions, including this offering, as if the same had occurred on January 1, 2020. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2021 presents our unaudited pro forma balance sheet giving effect to the Transactions, including this offering, as if they had occurred on June 30, 2021.
We have derived the unaudited pro forma condensed consolidated statement of operations and unaudited pro forma condensed consolidated balance sheet from the consolidated financial statements of Parent and its subsidiaries as of June 30, 2021. The unaudited pro forma condensed consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change.
We refer to the adjustments related to the Transactions, including the impact of the Transactions described in “Our Organizational Structure,” but excluding the adjustments related to the Offering, as the Pro Forma Transaction Adjustments.
The adjustments related to this offering, which we refer to as the Pro Forma Offering Adjustments, are described in the notes to the unaudited pro forma condensed consolidated financial information, and principally include the following:
•
the amendment and restatement of the limited liability company agreement of Parent to, among other things, appoint Yesway, Inc. as the sole managing member of Parent and provide certain redemption rights to the Continuing Equity Owners;

•
the issuance of      shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $      million (based on an assumed initial public offering price of $     per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discounts but before estimated offering expenses payable by us;

•
the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase LLC Interests directly from Parent, at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less the underwriting discounts and estimated offering expenses payable by us, with such LLC Interests representing    % of the outstanding LLC Interests; and

•
the application by Parent of the proceeds from the sale of LLC Interests to us as described under “Use of Proceeds.”

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.
The unaudited pro forma condensed consolidated financial information is included for informational purposes only. The unaudited pro forma condensed consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma condensed consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data,” “Selected Historical Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Yesway, Inc. and subsidiaries
Unaudited pro forma condensed consolidated balance sheet as of June 30, 2021
(in millions, except share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Yesway, Inc. Pro Forma
Assets
Current assets:
Cash	$117.4				(1)
Accounts receivable, net	18.20
Due from affiliates, net	0.4
Inventories	53.1
Prepaid expenses and other current assets	4.7
Total current assets	193.8
Property and equipment, net	485.6
Deferred tax assets, net	—	(2)
Other long-term assets	562.5	(3)
Total assets	$1,241.9
Liabilities and Members’ Equity
Current liabilities
Accounts payable and accrued expenses	$80.6
Current maturities of long-term debt, financing obligations and lease liabilities	7.6
Total current liabilities	88.2
Noncurrent liabilities
Long term, debt net of current maturities and debt issuance costs	381.0
Financing obligations, net of issuance costs	232.0
Lease liabilities, net of current maturities	14.9
Tax Receivable Agreement liability	—	(2)
Asset retirement obligations	6.6
Total liabilities	722.7

(in millions, except share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments		Yesway, Inc. Pro Forma
Redeemable Class B units − $ issued and outstanding as of June 30, 2021	—
Members’ Equity:
Class A units, $ issued and outstanding as of June 30, 2021	—
Class B units, $ issued and outstanding as of June 30, 2021	—
Retained earnings (accumulated deficit)	—
Members’ capital	518.3
Non-controlling interests	0.9
Total members’ equity	519.2
Total liabilities, Redeemable Class B units and members’ equity	—
Stockholders’ Equity − Yesway, Inc.
Class A common stock, $ par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis	—				(1)
Class B common stock, $ par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis	—
Additional paid in capital		(2)(3)			(1)
Retained earnings (accumulated deficit)	—
Total equity (deficit)	—
Total liabilities and equity	$1,241.9

Yesway, Inc. and subsidiaries
Notes to unaudited pro forma condensed consolidated balance sheet
(1)
Reflects the net effect on cash of the receipt of offering proceeds to us of $      million, based on the assumed sale of           shares of Class A common stock at an assumed initial public offering of $      per share, which is the midpoint of the estimated offering price set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. These amounts, as described in “Use of Proceeds” above, relate to:

(a)
Payment of $      million to purchase           LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent; and

(b)
Payment of approximately $      million of underwriting discounts and commissions and estimated offering expenses.

(2)
Adjustments reflect the effects of the Tax Receivable Agreement on our consolidated balance sheet as a result of Yesway, Inc.’s purchase of LLC Interests. Pursuant to the Tax Receivable Agreement, Yesway, Inc. will be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders equal to 85% of the savings, if any, in U.S. federal, state and local income taxes that Yesway, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of Basis Adjustments and Blocker Attributes (each as defined below under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”) and certain additional tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Yesway, Inc. expects to benefit from the remaining 15% of such tax benefits, if any, that it may actually realize. As a result, as of the date of Yesway, Inc.’s purchase of LLC Interests in this offering and acquisition of LLC Interests in the Blocker Mergers, on a cumulative basis, the net effect of accounting for income taxes and the Tax Receivable Agreement on our financial statements will be a net increase in stockholders' equity of $     million. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated and are based on the assumption that there are no material changes in the relevant tax laws and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets. A summary of the adjustments is as follows:

(a)
we will record an increase of $     million in deferred tax assets for estimated income tax effects of the Basis Adjustments and Blocker Attributes resulting from the LLC Interests purchased in this offering and acquired in the Blocker Mergers, based on an effective income tax rate of    % (which includes a provision for U.S. federal, state, and local income taxes);

(b)
we will record $     million, which represents 85% of the estimated realizable tax benefit resulting from (i) the Basis Adjustment and Blocker Attributes resulting from the LLC Interests purchased in this offering and acquired in the Blocker Mergers and (ii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement, as an increase to the liability due to the Members under the Tax Receivable Agreement; and

(c)
we will record an increase to additional paid-in capital of $      million, relating to the difference between the increase in deferred tax assets and the increase in liability due to the Members under the Tax Receivable Agreement.

(3)
Reflects the direct and incremental costs incurred related to the Transactions and this offering for certain legal, accounting, and other related expenses. Upon completion of this offering, these costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid in capital.

Yesway, Inc. and subsidiaries
Unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2021
(in millions, except share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Yesway, Inc. Pro Forma
Revenues	$814.9
Costs of goods sold	644.8
Gross profit	170.1
Operating expenses:
Salaries and employee benefits	64.8
Selling, general and administrative	52.0
Depreciation, amortization and accretion	10.8
Total operating expenses	127.6
Income from operations	42.5
Interest expense, net	40.1
Income before income taxes	2.4
Income tax expense	0.1	(4)
Net income	$2.3

(in millions, except share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Yesway, Inc. Pro Forma
Per Share Data:
Net income per share
Basic
Diluted
Weighted-average shares used to compute net income per share(3)
Basic
Diluted
Yesway, Inc. and subsidiaries
Unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2020
(in millions, except share amounts)	Parent Historical	Pro Forma Transactions Adjustments	As Adjusted for Pro Forma Transactions	Pro Forma Offering Adjustments	Yesway, Inc. Pro Forma
Revenues	$1,496.1
Costs of goods sold	1,154.2
Gross profit	341.9
Operating expenses:
Salaries and employee benefits	126.6
Selling, general and administrative	107.8
Depreciation, amortization and accretion	17.9
Loss on sale of assets	3.0
Total operating expenses	255.3
Income from operations	86.6
Interest expense, net	59.9
Income before income taxes	26.7
Income tax expense	0.1	(4)
Net income	$26.6
Per Share Data:
Net income per share
Basic
Diluted
Weighted-average shares used to compute net income per share(3)
Basic
Diluted
Yesway, Inc. and subsidiaries
Notes to unaudited pro forma condensed consolidated statement of operations
(4)
Following the Transactions, we will be subject to United States federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Parent. As a result, the unaudited pro forma condensed consolidated statement of operations includes an adjustment to our income tax expense to reflect an effective income tax rate of    %, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Condensed Consolidated Financial Data” and our historical condensed consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Unaudited Pro Forma Condensed Consolidated Financial Information.” We assume no obligation to update any of these forward-looking statements.
Overview
Yesway is one of the fastest-growing convenience store operators in the U.S., with 403 Company-operated stores as of June 30, 2021, up from 140 as of December 31, 2018. We operate our portfolio primarily under two successful brands, Yesway and Allsup’s. Our sites are differentiated through a leading foodservice offering, featuring Allsup’s famous deep-fried burrito, and a wide variety of high-quality grocery items and private-label products. Our geographic footprint consists of stores located in attractive rural and suburban markets across the Midwest and Southwest, where we often are the convenience retail destination of choice and effectively the local grocer. We have a successful track record of growing through acquisitions and believe we are well positioned to continue to solidify our market position and grow our store count. In November 2019, we acquired Allsup’s, a chain of over 300 convenience stores and the largest acquisition in our history. This acquisition approximately tripled our store count and made us one of the largest convenience store operators in the U.S.
We have a differentiated track record of sourcing, integrating, and adding value to our portfolio acquisitions. Since our founding, we have acquired 451 convenience stores in 24 separate transactions and made select divestitures in connection with larger acquisitions or to dispose of under-performing stores, bringing our total store count to 403 as of June 30, 2021. We have built a strong reputation as an acquirer of choice in our markets and will continue to leverage our acquisition experience to outperform competitors and drive growth in the future.
As part of our due diligence for each acquisition, we develop a timeline and specific plan for the operational, financial, technological, and structural integration of the new stores. For our transformative Allsup's acquisition, we identified $42.0 million in synergies to be realized through the operational merger with Yesway and projected for the integration of the two companies and achievement of these synergies to be completed by the end of 2021. We successfully completed the structural and technological integration of the two companies ahead of schedule, including the consolidation of legal entities, contracts, information technology platforms, financial reporting systems, and employee benefit plans and policies. As of July 2021, we have achieved $31.5 million in completed, run-rate synergies, of which $24.4 million are cost synergies and $7.1 million are revenue synergies. In this context, completed run-rate synergies refers to implemented actions that, on a 12- month run rate, would result in our realizing such cost savings or gross margin improvement per year.
Recent Financial Performance
We believe we are still in the early stages of realizing the benefits of our transformative acquisition of Allsup’s in November 2019, which was the primary driver in increasing our store count from 140 at the end of 2018 to 403 as of June 30, 2021. Despite the COVID-19 pandemic, which disrupted and continues to significantly disrupt global economies and many U.S. businesses, we have achieved the following performance since the closing of the Allsup’s acquisition on November 18, 2019:
•
Fuel gross profit was $136.0 million in 2020 and fuel margin was 35.9 cpg during the same period. Fuel gross profit decreased 12% from $72.8 million for the six months ended June 30, 2020 to $64.1 million for the six months ended June 30, 2021;

•
Inside merchandise sales were $628.8 million in 2020. Inside merchandise sales increased by 0.4% from $306.9 million for the six months ended June 30, 2020 to $308.2 million for the six months ended June 30, 2021;

•
Inside merchandise margin was 30.5% in 2020. Inside merchandise margin increased by 200 bps from 29.5% for the six months ended June 30, 2020 to 31.5% for the six months ended June 30, 2021;

•
Income from operations was $86.6 million in 2020 and $42.5 million in the six months ended June 30, 2021 compared to $47.7 million for the six months ended June 30, 2020;

•
Net income was $26.6 million in 2020 and $2.3 million for the six months ended June 30, 2021 compared to $15.4 million for the six months ended June 30, 2020;

•
Store Contribution was $159.2 million in 2020, $76.7 million for the six months ended June 30, 2021 and $82.4 million for the six months ended June 30, 2020; and

•
Adjusted EBITDA was $118.8 million in 2020, $57.6 million for the six months ended June 30, 2021 and $63.6 million for the six months ended June 30, 2020.

Total principal amount of debt outstanding under our Credit Facility, excluding unamortized debt discount and deferred issuance costs, as of June 30, 2021 was $385.1 million, consisting of $410.0 million outstanding under our Term Loan B and net debt issuance costs of $24.9 million. In April 2021, we refinanced our outstanding debt and entered into a credit agreement providing for a $410.0 million term loan facility and a $125.0 million undrawn, revolving credit facility.
Reorganization Transactions
The historical results of operations discussed in this section are those of Parent prior to the completion of the Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial condition after giving effect to the Transactions and the use of proceeds from this offering.
Following the Transactions, Yesway, Inc. will be the sole managing member of Parent. We will operate and control all of the business and affairs of Parent and its direct and indirect subsidiaries and, through Parent and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Yesway, Inc. will have the minority economic interest in Parent, and will control the management of Parent as its sole managing member. As a result, Yesway, Inc. will consolidate Parent and record a significant non-controlling interest in a consolidated entity in Yesway, Inc.’s consolidated financial statements for the economic interest in Parent held by the Continuing Equity Owners. Immediately after the Transactions, investors in this offering will collectively own    % of our outstanding Class A common stock, consisting of           shares (or           shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock), Yesway, Inc. will own           LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing    % of the LLC Interests (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and Brookwood will own           LLC Interests, representing           of the LLC Interests (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, net income (loss) attributable to non-controlling interests will represent    % of the income (loss) before income tax benefit (expense) of Yesway, Inc. (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Yesway, Inc. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Interests we purchase from Parent.
After consummation of this offering, Yesway, Inc. will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Parent and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our status as a public company, plus payment obligations under the Tax Receivable Agreement, which we expect to be significant. We intend to cause Parent to make distributions to us in an amount sufficient to allow us to pay these expenses and fund any payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Factors Affecting the Comparability of Our Results of Operations
Impact of Acquisitions
Since our founding, we have acquired 451 stores in 24 separate transactions and plan to continue to seek to acquire stores opportunistically in smaller towns with a lower concentration of national-chain convenience stores. Our recent, and largest, Allsup’s acquisition in November 2019 consisted of over 300 convenience stores. Prior to the Allsup’s acquisition, our growth was attributable to a series of smaller acquisitions. As discussed below under “—Results of Operations,” these acquisitions have been a significant driver of our store count, revenue and expense growth.
The Allsup’s acquisition qualified as a business combination and was accounted for as such. Allsup’s was purchased for $850.3 million before closing costs and fees, and financed with a combination of investor equity, $237.1 million in sale and leaseback transaction proceeds, and a senior credit facility consisting of a $75.0 million revolver ($15.5 million of which was drawn at close) and a $525.0 million term loan . This senior credit facility refinanced our existing debt facility with BMO, increasing annual interest expense from approximately $10.3 million in 2019 to $59.9 million in 2020. We have included the financial results of Allsup’s in the consolidated financial statements of Parent from the date of the acquisition. Accordingly, our financial statements and results of operations for the period prior to the Allsup’s acquisition may not be comparable to those from the periods after the Allsup’s acquisition. For the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021, our revenue attributable to Allsup’s stores was $141.2 million, $1,154.3 million and $546.2 million, respectively. For the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021, cost of goods, exclusive of depreciation, amortization and accretion, attributable to Allsup’s stores were $82.9 million, $902.4 million and $494.4 million, respectively.
As a direct result of the Allsup’s acquisition, we incurred various one-time acquisition, financing, integration and restructuring costs of $15.5 million, $11.3 million and $4.3 million for the years ended December 31, 2019 and 2020 and for the six months ended June 30, 2021, respectively. As of July 2021, we have achieved $31.5 million in completed, run-rate synergies, of which $24.1 million are cost synergies and $7.1 million are revenue synergies. In this context, completed run-rate synergies refers to implemented actions that, on a 12-month run rate, would result in our realizing such cost savings or gross margin improvement per year.
Raze and Rebuild, Remodeling, and New Store Initiatives
In the fourth quarter 2020, we began work on a number of real estate capital improvement projects expected to be undertaken through 2022. These projects include approximately $20.0 million capital expenditures for raze and rebuilds, exterior and interior models, and new store builds that had been completed as of June 30, 2021, and an estimated approximately $242.7 million capital expenditures for the third quarter of 2021 through 2022. Preliminary reports from the handful of raze and rebuilds completed in the first quarter of 2021 are showing positive results sequentially week-over-week and month-over-month as well as for same-week and same-month year-over-year.
We have several new store initiatives, including the rollout of the Allsup’s foodservice program across our Yesway-branded stores, the rollout of our loyalty program at our Allsup’s-branded stores, and the continued expansion of our merchandise offering through updated store services and new product introductions. Allsup’s has a distinct foodservice platform that we plan to further leverage across our store base to drive growth. Leveraging the historical success of our loyalty program in increasing the average annual spend per customer and sales in our Yesway locations, we began the rollout of the loyalty program across all 302 of Allsup’s stores in February 2021, opening up the use of our Rewards Program in both Yesway and Allsup’s locations. We believe the loyalty program rollout will drive an uplift in sales through increased store foot traffic, more frequent repeat customer visits, and higher average annual spend per customer.
Seasonality
We earn a disproportionate amount of our annual operating income in the second and third quarters as a result of the climate and seasonal travel and buying patterns of our customers. Inclement weather, especially in the Southwest and Midwest regions of the United States where our stores are located, can negatively impact our financial results. Variations in geography also makes seasonality curves different due to varied weather, fuel availability, and supply costs.
Coronavirus (COVID-19)
Many retail businesses suffered during the COVID-19 pandemic as a result of many states and municipalities enacting quarantines or stay-at-home orders and non-essential business closures. However, the gas station and convenience store industry has historically been well-positioned to bear out recessionary environments. Further, the majority of our stores are located in smaller, rural communities with lower COVID-19 transmission rates than denser, metropolitan areas, lessening the pandemic’s impact on our stores. Despite the mandated closure of non-essential businesses in most U.S. states during the first half of 2020, our convenience stores are considered to be essential businesses, which allowed our stores to remain open throughout the pandemic.
During 2020 and the six months ended June 30, 2021, the overall impact on our operations was positive. Our gross profit increased year-over-year from $93.5 million in 2019 to $341.9 million in 2020 principally due to the acquisition of Allsup’s and a significant increase in our fuel margin, which partially resulted from the material drop in fuel costs commencing at the beginning of March 2020 and continuing through the end of April 2020, despite the significant reduction in the amount of gallons sold in the gas stations as a result of COVID-19 beginning in the second half of March 2020. Although fuel prices began to gradually increase in May 2020, fuel margin remained at higher levels than those achieved in 2018 or 2019. Further, beginning in May 2020, stay-at-home orders began to be eased, which resulted in an increase in the number of gallons sold compared to prior weeks.
As of December 31, 2020, the reduction in fuel gallons sold did not affect our compliance with our commitments under our agreements with our principal suppliers. With regard to inside store performance, we experienced a 5.0% increase in same-store sales for the year ended December 31, 2020. While store visits were down during the height of stay-at-home orders, the average transaction size increased, resulting from customers making fewer shopping trips but purchasing larger quantities. This resulted in an offsetting positive impact to inside merchandise gross profit dollars. From the beginning of April 2020 and continuing through the third quarter of 2020, we experienced growth in inside merchandise sales and gross margin rate from such sales as a result of shifting consumer demand from other retail channels to convenience stores and the continued increase in revenues for products in high demand, such as face masks and hand sanitizers. During the first six months ended June 30, 2021, total gross profit increased $0.4 million compared with the six months ended June 30, 2020, as COVID-19 restrictions lifted and inside transactions increased. Fuel prices increased over prior year and margins remained strong, although lower than prior comparable period with a 34.9 cpg compared with 39.6 cpg for the six months ended June 30, 2020. However, inside merchandise sales increased 1.3% and inside merchandise gross margin increased 200 bps for the six months ended June 30, 2021 compared with the six months ended June 30, 2020.
While the financial impact of the pandemic on our operations as described above has not had any material adverse effects on the company to date, we cannot estimate the future impact of the pandemic on our business operations or the impact on the future results of our operations.
See “Risk Factors” for further discussion of the possible impact of COVID-19 on our business.
How We Assess the Performance of Our Business
Key measures that we use in assessing and evaluating our business include the following:

Store Count by Brand
Store count by brand reflects the number of stores open under the Yesway brand and the Allsup’s brand that we owned at the end of a reporting period. The following table shows stores operating, acquired, opened and sold or closed during the period presented:
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Yesway
Stores, beginning of period	101	111	111	140	80
Acquired	—	—	—	1	63
Opened	—	—	—	—	—
Sold or Closed	—	(6)	(10)	(30)	(3)
Stores, end of period(1)	101	105	101	111	140
Allsup’s(2)
Stores, beginning of period	301	304	304	—	—
Acquired	—	—	—	304	—
Opened	1	—	1	—	—
Sold or Closed	—	—	(4)	—	—
Stores, end of period	302	304	301	304	—
Total Stores, end of period	403	409	402	415	140

(1)
Includes one standalone Subway location, which was part of a previous portfolio acquisition completed in February 2018.

(2)
We acquired Allsup’s in November 2019.

Same-Store Comparison
The below table reflects the changes in fuel gallons, fuel gross profit, inside merchandise sales, inside merchandise gross profit and total inside merchandise and fuel gross profit year-over-year for the same-store base. We define the same-store base to include all Yesway and Allsup’s stores that were owned by us and open for comparable full months during the given period in both the current and prior years. This measure highlights the performance of existing stores, while excluding the impact of new store openings and closures as well as acquisitions and divestitures.
	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Same-Store Comparison by Category
Fuel Gallons	1.1%	(14.7)%	(9.1)%	(1.8)%	3.8%
Fuel Gross Profit	(14.3)%	47.9%	19.7%	1.1%	16.8%
Inside Merchandise Sales	1.9%	1.1%	5.0%	4.2%	4.2%
Inside Merchandise Gross Profit	9.4%	3.6%	9.2%	5.9%	3.6%
Total Inside Merchandise and Fuel Gross Profit	(1.4)%	23.3%	13.7%	3.7%	9.0%
Fuel
Fuel Gallons Sold by Type
Fuel gallons by type represent the total number of gallons sold of diesel fuel and of gasoline fuel in a given period. Fuel gallons by type allows management to assess fuel demand and traffic to our stores based on fuel sales and as well as by fuel type.

(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Diesel	47.8	36.4	100.8	42.2	28.4
Gasoline	135.8	147.5	278.3	104.2	67.8
Total Gallons	183.6	183.9	379.1	146.4	96.2
Yesway’s fuel volume decreased by 0.2% year-over-year from 183.9 million gallons for the six months ended June 30, 2020 to 183.6 million gallons for the six months ended June 30, 2021. On a same-store basis, fuel gallons decreased by 14.7% during the six months ended June 30, 2020, primarily due to the temporary reduction in miles driven amid the COVID-19 pandemic. Same-store fuel gallons increased by 1.1% during the six months ended June 30, 2021 as a result of the elimination of COVID-19 related lockdowns and the increase in customer traffic.
Yesway’s fuel volume increased 52.2% year-over-year from 96.2 million gallons in 2018 to 146.4 million gallons in 2019 and 158.9% to 379.1 million gallons in 2020. This increase was primarily attributable to the full year impact of the Allsup’s acquisition. On a same-store basis, fuel gallons declined by 1.8% in 2019 and 9.1% in 2020 primarily due to the temporary reduction in miles driven amid the COVID-19 pandemic.
Fuel Sales, Gross Profit and Margin
Fuel gross profit represents the fuel sales during the relevant period less the cost of goods sold for fuel during the same period. Measuring fuel gross profit, including margins on the basis of cpg, allows our management to analyze the interplay between gallons sold and the overall fuel gross profit.
(in millions, except for margins on the basis of cpg)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Fuel Sales
Diesel	$137.1	$130.2	$256.3	$123.9	$84.6
Gasoline	360.7	274.0	596.6	248.1	176.9
Total Fuel Sales	$497.8	$404.2	$852.9	$372.0	$261.5
Fuel Cost of Goods
Diesel	$115.6	$114.8	$209.0	$110.5	$75.9
Gasoline	318.1	216.6	507.9	223.3	160.8
Total Fuel Cost of Goods	$433.7	$331.4	$716.9	$333.8	$236.7
Fuel Gross Profit
Diesel	$21.5	$15.4	$47.3	$13.4	$8.7
Gasoline	42.6	57.4	88.7	24.8	16.1
Total Fuel Gross Profit	$64.1	$72.8	$136.0	$38.2	$24.8
cpg	34.9	39.6	35.9	26.1	25.8
Fuel gross profit decreased by 12% year-over-year from $72.8 million for the six months ended June 30, 2020 to $64.1 million for the six months ended June 30, 2021, as fuel margins decreased 11.9% from 39.6 cpg to 34.9 cpg during the same period. This decrease in fuel gross profit was primarily attributable to the increase in the price of fuel during the first half of 2021. On a same-store basis, fuel gross profit decreased by 14.3% from the six months ended June 30, 2020 to the six months ended June 30, 2021.
Fuel gross profit increased 54% year-over-year from $24.8 million in 2018 to $38.2 million in 2019. This increase was primarily attributable to the Allsup’s acquisition. On a same-store basis, fuel gross profit increased by 1.1% from 2018 to 2019. Despite a drop in same-store fuel volume in 2020, fuel gross profit increased 256% from $38.2 million in 2019 to $136.0 million in 2020 as fuel margins increased from 26.1 cpg to 35.9 cpg during the same period, primarily due to the price of oil declining significantly and as a result of the Allsup's acquisition. On a same-store basis, fuel gross profit increased by 19.7% from 2019 to 2020.
Inside Merchandise
Inside Merchandise Sales
Inside merchandise sales grew by 0.4% year-over-year from $306.9 million for the six months ended June 30, 2020 to $308.2 million for the six months ended June 30, 2021. This increase was primarily attributable to higher traffic related to inside store purchases as our stores became destinations during the COVID-19 pandemic. On a same-store basis, inside merchandise sales increased by 1.1% during the six months ended June 30, 2020 and increased by 1.9% during the six months ended June 30, 2021.
Inside merchandise sales grew by 77% year-over-year from $102.5 million in 2018 to $181.5 million in 2019 and 246% to $628.8 million in 2020. This increase was primarily attributable to the full year impact of the Allsup’s acquisition. On a same-store basis, inside merchandise sales increased by 4.2% in 2019 and by 5.0% in 2020, despite the impact of the pandemic on most brick-and-mortar retailers.
Inside Merchandise Profit and Margin
Inside merchandise gross profit grew by 7.3% year-over-year from $90.5 million for the six months ended June 30, 2020 to $97.1 million for the six months ended June 30, 2021. This increase was primarily attributable to improved cost control subsequent to the Allsup’s acquisition. On a same-store basis, inside merchandise gross profit increased by 3.6% in the six months ended June 30, 2020 and by 9.4% in the six months ended June 30, 2021.
Inside merchandise gross profit grew by 81.4% year-over-year from $26.4 million in 2018 to $47.9 million in 2019 and 300% to $191.6 million in 2020. This increase was primarily attributable to the full year impact of the Allsup’s acquisition. On a same-store basis, inside merchandise gross profit increased by 5.9% in 2019 and by 9.2% in 2020.
	Six Months Ended June 30,		Year Ended December 31,
(in millions, except for percentages)	2021	2020	2020	2019	2018
	(unaudited)
Inside Merchandise Sales	$308.2	$306.9	$628.8	$181.5	$102.5
Cost of Goods, exclusive of depreciation, amortization and accretion	211.1	216.4	437.2	133.6	76.1
Inside Merchandise Gross Profit	$97.1	$90.5	$191.6	$47.9	$26.4
Inside Merchandise Margin	31.5%	29.5%	30.5%	26.4%	25.7%
Store Contribution
We define Store Contribution, a non-GAAP measure, as income (loss) from operations before depreciation, amortization and accretion expense, loss (gain) on sales of assets, goodwill impairment, gain on bargain purchase, acquisition financing, integration and restructuring costs, stock-based compensation costs, other non-recurring expenses and overhead expenses directly attributed to support staff and corporate offices that, while essential in supporting our store operations, are not directly related to store operations. The excluded overhead expenses include:
•
salaries and benefits: the costs associated with corporate officers, senior management and back office staff;

•
facility expenses: all costs associated with maintaining corporate offices, including rent, real estate taxes, utilities and telecommunications;

•
professional services: audit, accounting, and consulting service fees, third party legal fees, payroll processing fees for corporate payroll, and recruiting fees for corporate staff;

•
marketing and advertising costs: retainers and fees for public relations and advertising firms related to overall company brand and marketing that is not directly related to a store;

•
supplies costs: costs for office supplies for corporate staff;

•
repairs and maintenance costs: costs related to supplies and equipment for corporate employees and corporate offices;

•
meetings and travel expenses: expenses associated with travel by corporate personnel and corporate meetings, trainings, and events; and

•
insurance costs: costs associated with maintaining insurance policies related to corporate offices and staff; in contrast, individual stores are separately allocated insurance expenses for applicable premiums.

Store Contribution may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. Additionally, Store Contribution excludes costs that we incur on an enterprise level that while essential in supporting our store operations, are not directly related to store operations, and that we believe result in efficiencies of scale and confer other benefits across our business.
The following table contains a reconciliation of income (loss) from operations to Store Contribution for the six months ended June 30, 2021 and 2020, respectively, and for the years ended December 31, 2020, 2019, and 2018, respectively:
	Parent Historical
(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Income (loss) from operations	$42.5	$47.7	$86.6	$(25.1)	$(21.3)
Interest expense, net	40.1	32.2	59.9	10.4	1.2
Income (loss) before income taxes	2.4	15.5	26.7	(35.5)	(22.5)
Income tax expense	0.1	0.1	0.1	0.2	0.3
Net income (loss)	2.3	15.4	26.6	(35.7)	(22.8)
Interest expense, net	40.1	32.2	59.9	10.4	1.2
Depreciation, amortization and accretion	10.8	8.3	17.9	8.7	6.2
Federal and state income taxes	0.1	0.1	0.1	0.2	0.3
Loss (gain) on sales of assets	—	—	3.0	8.5	(0.6)
Goodwill impairment	—	—	—	—	9.6
Gain on bargain purchase	—	—	—	—	(1.6)
Acquisition, financing, integration, restructuring costs, stock-based compensation costs and other non-recurring expenses	4.3	7.6	11.3	15.5	2.8
Adjusted EBITDA	57.6	63.6	118.8	7.6	(4.9)
Overhead expenses
Salaries and benefits	12.9	13.1	25.6	13.6	10.4
Facility expense	0.8	0.6	1.2	0.9	0.7
Professional services	1.7	1.8	4.2	2.1	1.1
Marketing and advertising	0.4	0.4	1.0	0.8	0.6
Corporate software and hardware	0.6	0.2	0.8	0.3	0.3
Supplies	0.2	0.2	1.0	0.2	0.2
Repairs and maintenance	0.1	0.2	0.8	0.1	0.1
Meetings and travel	0.6	0.8	1.2	1.2	1.6
Insurance	0.4	0.5	1.6	0.3	0.2
Other income and expense	1.4	1.0	3.0	0.6	0.6
Total overhead expenses	19.1	18.8	40.4	20.1	15.8
Store Contribution	$76.7	$82.4	$159.2	$27.7	$10.9

The significant increase from 2019 to 2020 was primarily attributable to the full year impact of the Allsup’s acquisition. The decrease from the six months ended June 30, 2020 to the six months ended June 30, 2021 was primarily attributable to a decrease in fuel gross profit due to the decrease in cost of fuel.
Adjusted EBITDA
We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) before interest expense, income tax expense (benefit), depreciation, amortization and accretion expense, loss (gain) on sales of assets, goodwill impairment, gain on bargain purchase, and acquisition, financing, integration, restructuring costs, stock-based compensation costs and other non-recurring expenses. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation.
	Parent Historical
	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2021	2020	2020	2019	2018
	(unaudited)
Net income (loss)	$2.3	$15.4	$26.6	$(35.7)	$(22.8)
Interest expense, net	40.1	32.2	59.9	10.4	1.2
Depreciation, amortization and accretion	10.8	8.3	17.9	8.7	6.2
Federal and state income taxes	0.1	0.1	0.1	0.2	0.3
Loss (gain) on sales of assets	—	—	3.0	8.5	(0.6)
Goodwill impairment	—	—	—	—	9.6
Gain on bargain purchase	—	—	—	—	(1.6)
Acquisition, financing, integration, restructuring costs, stock-based compensation costs and other non-recurring expenses	4.3	7.6	11.3	15.5	2.8
Adjusted EBITDA	$57.6	$63.6	$118.8	$7.6	$(4.9)
The significant increase from 2019 to 2020 was primarily attributable to the full year impact of the Allsup’s acquisition. The decrease from the six months ended June 30, 2020 to the six months ended June 30, 2021 was primarily attributable to a decrease in fuel gross profit resulting from an increase in the cost of fuel.
Significant Components of Results of Operations
Revenue
Revenue is primarily generated from the sale of general merchandise, and of fuel, as well as car washes, lottery commissions and other store services. Revenue is recognized net of customer coupon discounts and is recognized when services are rendered or fuel or merchandise is sold provided the fee is fixed and determinable.
Cost of Goods Sold and Gross Profit
Cost of goods sold consist primarily of costs incurred to procure merchandise, foodservice and fuel, including storage and transportation costs prior to the delivery to customers. A component of cost of sales is the discount for prompt payment, volume rebates, discounts and incentives offered by fuel and merchandise suppliers and is exclusive of depreciation, amortization and accretion. Inventories cost is determined using the retail last-in, first-out method for goods in our stores. The retail inventory method is a reverse mark-up, averaging method. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein.
Gross profit represents inside merchandise and fuel sales less costs of goods, exclusive of depreciation, amortization and accretion.

Operating Expenses
Salaries and Employee Benefits
Salaries and employee benefits expenses consist primarily of compensation to employees, employer costs for health and welfare and 401(k) plans and payroll taxes. We generally expect salaries and employee benefits to increase annually as a result of incurring costs associated with becoming and operating as a public company.
Selling, General and Administrative Expense
Selling, general and administrative expenses consist primarily of direct store level operating costs, rent and utilities, certain back-office expenses related to our corporate and division offices, expenses directly incurred as a result of acquisitions and integration. We generally expect selling, general and administrative expenses to increase annually as a result of incurring costs associated with becoming and operating as a public company. We further expect selling, general and administrative expenses to episodically increase as a result of one-time acquisition and integration costs during periods in which we acquire additional sites.
Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion primarily results from the depreciation of fixed and intangible assets and the accretion of asset retirement and environmental obligations.
Gain on Bargain Purchase
In 2018, we recognized a bargain purchase gain of $1.6 million for one acquisition, which was acquired for less than its fair value of identifiable assets. We do not anticipate any material gains on bargain purchase in the future.
Goodwill Impairment
In 2018, our goodwill impairment test resulted in an impairment charge of $9.6 million as a direct result of the failure by certain acquisitions to meet performance expectations. We do not currently anticipate any material goodwill impairment charges in the future.
Interest Expense, Net
Interest expense consists of interest on our Credit Facility, interest calculated under financing leases, and interest on other notes payable, net of amortization of capitalized costs directly related to originating our Credit Facility.

Results of Operations
The following table and related discussion sets forth certain information and comparisons regarding the components of the historical Consolidated Statements of Operations for the periods indicated for BW Ultimate Parent, LLC:
	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2021	2020	2020	2019	2018
	(unaudited)
Revenue	$814.9	$717.5	$1,496.1	$560.8	$369.1
Cost of goods sold	644.8	547.8	1,154.2	467.3	312.8
Gross profit	170.1	169.7	341.9	93.5	56.3
Operating expenses:
Salaries and employee benefits	64.8	61.7	126.6	45.5	30.0
Selling, general and administrative	52.0	52.0	107.8	55.9	34.0
Depreciation, amortization and accretion	10.8	8.3	17.9	8.7	6.2
Loss (gain) on sales of assets	—	—	3.0	8.5	(0.6)
Goodwill impairment	—	—	—	—	9.6
Gain on bargain purchase	—	—	—	—	(1.6)
Total operating expenses	127.6	122.0	255.3	118.6	77.6
Income (loss) from operations	42.5	47.7	86.6	(25.1)	(21.3)
Interest expense, net	40.1	32.2	59.9	10.4	1.2
Income (loss) before income taxes	2.4	15.5	26.7	(35.5)	(22.5)
Income tax expense	0.1	0.1	0.1	0.2	0.3
Net income (loss)	$2.3	$15.4	$26.6	$(35.7)	$(22.8)
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
Revenue
Revenue increased by $97.4 million, or 13.6%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase in revenue was primarily attributable to the increase in the price of fuel which is directly correlated with an increase in the retail selling price of fuel.
Cost of Goods Sold and Gross Profit
Cost of goods sold increased by $97.0 million, or 17.7%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was primarily attributable to increase in fuel costs of $102.3 million, offset slightly by the decrease in cost of sales related to inside merchandise sales of $5.3 million attributable to better cost control subsequent to the Allsup’s acquisition.
Gross profit increased by $0.4 million, or 0.2%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase in gross profit was primarily attributable to better cost control on inside merchandise sales subsequent to the Allsup’s acquisition.
Operating Expenses
Salaries and Employee Benefits
Salaries and employee benefits expenses increased by $3.1 million, or 5.0%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase in salaries and employee benefits was primarily attributable to improved store coverage compared to the prior year.

Selling, General and Administrative Expenses
Selling, general and administrative expenses was $52.0 million for both the six months ended June 30, 2021 and the six months ended June 30, 2020, primarily due to maintenance of costs consistent with prior year while implementing company initiatives and integrating the Allsup’s acquisition.
Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion expense increased $2.5 million, or 30.1%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020. This increase was due primarily to the capital expenditures made in 2021 and 2020.
Interest Expense, Net
Interest expense, net was $40.1 million for the six months ended June 30, 2021, compared to $32.2 million in the six months ended June 30, 2020. The increase was primarily due to the loss on the debt extinguishment of $19.4 million related to the refinancing of the debt that occurred in April 2021 as well as the decrease in interest rate on debt resulting in a decrease in debt interest net of amortization of debt issuance costs of $11.5 million year over year. The weighted average interest rate on outstanding borrowings was 5.19% during the six months ended June 30, 2021 and 6.96% during the six months ended June 30, 2020.
Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Revenue
Revenue was $1,496.1 million for the year ended December 31, 2020, an increase of $935.3 million, or 167%, compared to the year ended December 31, 2019. This increase was primarily attributable to the full year benefit of the Allsup’s acquisition. Revenue for Yesway for the year ended December 31, 2019 and for Allsup’s for the period from December 30, 2018 to November 17, 2019 was $560.8 million and $1,210.7 million, respectively. Excluding the impact of stores acquired or disposed of, revenue decreased by 15.1%, primarily due to a lower average retail price per gallon of fuel in 2020 relative to 2019.
Cost of Goods Sold and Gross Profit
Cost of goods sold was $1,154.2 million for the year ended December 31, 2020, an increase of $686.9 million, or 147%, compared to the year ended December 31, 2019. This increase was primarily attributable to the full year impact of the Allsup’s acquisition. Cost of goods sold for Yesway for the year ended December 31, 2019 and for Allsup’s for the period from December 30, 2018 to November 17, 2019 was $467.3 million and $977.8 million, respectively. Excluding the impact of stores acquired or disposed of, cost of goods sold decreased by 21.0%, primarily due to a lower average wholesale cost per gallon of fuel in 2020 relative to 2019.
Gross profit was $341.9 million for the year ended December 31, 2020, an increase of $248.4 million, or 266%, compared to the year ended December 31, 2019. This increase in gross profit was primarily attributable to the full year benefit of the Allsup’s acquisition. Gross profit for Yesway for the year ended December 31, 2019 and for Allsup’s for the period from December 30, 2018 to November 17, 2019 was $93.5 million and $232.8 million, respectively.
Operating Expenses
Salaries and Employee Benefits
Salaries and employee benefits expenses increased by $81.1 million, or 178%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase in salaries and employee benefits was primarily attributable to the full year impact of the Allsup’s acquisition.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $51.9 million, or 93%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily attributable to the full year impact of the Allsup’s acquisition.

Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion expense increased $9.2 million, or 106%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was due primarily to capital expenditures made in 2020 and 2019, primarily attributable to the timing of the Allsup’s acquisition.
Interest Expense, Net
Interest expense, net was $59.9 million for the year ended December 31, 2020, compared to $10.4 million in the year ended December 31, 2019. The increase in interest expense, net was primarily due to increased borrowings throughout 2020 following the financing for the Allsup’s acquisition. The weighted average interest rate on outstanding borrowings was 6.4% during 2020 and 8.0% during 2019.
Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
Revenue
Revenue increased by $191.7 million, or 52%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was attributable to $141.2 million in revenue attributable to Allsup’s following the consummation of the acquisition in November 2019 and $63.1 million related to a full year of operations for other acquisitions completed in 2018, offset by a year-over-year decrease of $12.6 million in same-store revenue. Excluding the impact of stores acquired or disposed of, revenue decreased by 4.3%, primarily due to a lower average retail price per gallon of fuel in 2019 relative to 2018.
Cost of Goods Sold and Gross Profit
Cost of goods sold increased by $154.5 million, or 49%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase in cost of goods sold was attributable to $82.9 million in cost of goods attributable to the Allsup’s acquisition and $71.6 million resulting from a full year of operations for acquisitions completed in 2018 and a decrease in same-store cost of goods sold. Excluding the impact of stores acquired or disposed of, cost of goods sold decreased by 5.8%, primarily due to a lower average wholesale cost per gallon of fuel in 2019 relative to 2018.
Gross profit increased by $37.2 million, or 66%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily attributable to the Allsup’s acquisition. Excluding the impact of stores acquired or disposed of, gross profit increased by 4.5%, primarily due to improved store performance.
Operating Expenses
Salaries and Employee Benefits
Salaries and employee benefits expenses increased by $15.5 million, or 52% for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase in salaries and employee benefits was attributable to the Allsup’s acquisition and a full year of operations for other acquisitions completed in 2018.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $21.9 million, or 64%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase in selling, general and administrative expenses was primarily attributable to the Allsup’s acquisition, including $12.7 million in direct costs associated with the Allsup’s acquisition and post-merger integration.
Depreciation, Amortization, and Accretion
Depreciation, amortization and accretion expense increased $2.5 million, or 40%, for the year ended December 31, 2019. The increase was due primarily to capital expenditures made in 2019 and 2018, primarily attributable to the timing of acquisitions.

Gain on Bargain Purchase
In 2018, we recognized a bargain purchase gain of $1.6 million for one acquisition which was acquired for less than its fair value of identifiable assets. We do not anticipate material gains on bargain purchase in the future.
Goodwill Impairment
In 2018, our goodwill impairment test resulted in a $9.6 million impairment charge as a direct result of certain acquisitions failure to meet performance expectations. We do not anticipate material impairments in the future.
Interest Expense, Net
Interest expense, net was $10.4 million for the year ended December 31, 2019, compared to $1.2 million in the year ended December 31, 2018. The increase in interest expense, net was primarily due to the refinancing of our prior credit facility with a significantly larger credit facility in conjunction with the Allsup’s acquisition in November of 2019. The weighted average interest rate on outstanding borrowings was 8.0% during 2019 and 4.9% during 2018.
Selected Unaudited Quarterly Financial and Other Information
The following table presents the unaudited quarterly historical consolidated financial and other data for BW Ultimate Parent, LLC and its subsidiaries for the periods indicated. The unaudited quarterly historical consolidated financial and other data have been prepared on the same basis as the audited consolidated financial statements of BW Ultimate Parent, LLC included elsewhere in this prospectus. In our opinion, the unaudited quarterly historical consolidated financial information includes all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations for these periods. This information should be read in conjunction with the consolidated financial statements of BW Ultimate Parent, LLC and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.
As a result of a number of factors, including the Allsup’s acquisition in November 2019, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. For additional discussion of these factors, see “Factors Affecting the Comparability of Our Results of Operations.”
	Three Months Ended,
(in millions)	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	Jun 30, 2021
	(unaudited)
Revenue	$119.5	$106.9	$235.1	$372.1	$345.4	$433.9	$344.7	$362.1	$452.8
Cost of goods sold	100.8	87.8	193.9	297.5	250.3	342.2	264.2	286.4	358.4
Gross profit	18.7	19.1	41.2	74.6	95.1	91.7	80.5	75.7	94.4
Operating expenses:
Salaries and employee benefits	8.7	8.1	19.8	30.4	31.3	30.9	34.0	33.4	31.4
Selling, general and administrative	9.6	10.2	26.5	24.9	27.1	28.7	27.1	24.3	27.7
Depreciation, amortization and accretion	1.7	2.2	2.8	3.9	4.4	4.7	4.9	4.9	5.9
Loss (gain) on sales of assets	8.2	0.3	—	—	—	2.0	1.0	—	—
Total operating expenses	28.2	20.8	49.1	59.2	62.8	66.3	67.0	62.6	65.0
Income (loss) from operations	(9.5)	(1.7)	(7.9)	15.4	32.3	25.4	13.5	13.1	29.4
Interest expense, net	0.5	0.5	9.0	17.2	15.0	14.5	13.2	11.9	28.2
Income (loss) before income taxes	(10.0)	(2.2)	(16.9)	(1.8)	17.3	10.9	0.3	1.2	1.2
Income tax expense	0.1	—	—	0.1	—	—	—	0.1	—
Net income (loss)	$(10.1)	$(2.2)	$(16.9)	$(1.9)	$17.3	$10.9	$0.3	$1.1	$1.2

The following table contains reconciliations for Store Contribution and Adjusted EBITDA for the periods indicated:
	Three Months Ended,
(in millions)	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021	June 30, 2021
	(unaudited)
Income (loss) from operations	$(9.5)	$(1.7)	$(7.9)	$15.4	$32.3	$25.4	$13.5	$13.1	$29.4
Interest expense, net	0.5	0.5	9.0	17.2	15.0	14.5	13.2	11.9	28.2
Income (loss) before income taxes	10.0	(2.2)	(16.9)	(1.8)	17.3	10.9	0.3	1.2	1.2
Income tax expense	0.1	—	—	0.1	—	—	—	0.1	—
Net income (loss)	(10.1)	(2.2)	(16.9)	(1.9)	17.3	10.9	0.3	1.1	1.2
Interest expense, net	0.5	0.5	9.0	17.2	15.0	14.5	13.2	11.9	28.2
Depreciation amortization and accretion	1.7	2.2	2.8	3.9	4.4	4.7	4.9	4.9	5.9
Federal and state income taxes	0.1	—	—	0.1	—	—	—	0.1	—
Loss (gain) on disposal of assets and impairment charges	8.2	0.3	—	—	—	2.0	1.0	—	—
Acquisition, financing, integration, restructuring costs, stock-based compensation costs and other non-recurring expenses	0.7	2.1	11.1	2.4	5.2	2.1	1.6	1.0	3.3
Adjusted EBITDA	1.1	2.9	6.0	21.7	41.9	34.2	21.0	19.0	38.6
Overhead expenses
Salaries and benefits	2.6	2.6	5.7	6.7	6.5	6.4	6.0	6.5	6.4
Facility expenses	0.2	0.2	0.3	0.3	0.3	0.6	0.1	0.5	0.3
Professional services	0.3	0.3	1.3	0.8	0.9	1.2	1.2	1.2	0.5
Marketing and advertising	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.1	0.3
Corporate software and hardware	0.1	0.1	0.1	0.1	0.1	0.4	0.2	0.3	0.3
Office supplies	0.1	—	—	0.1	0.1	0.3	0.5	0.1	0.1
Repairs and maintenance	—	—	0.1	0.2	—	0.1	0.5	0.1	—
Meetings and travel	0.4	0.4	0.2	0.4	0.3	0.3	0.2	0.3	0.3
Insurance	—	—	0.2	0.2	0.3	0.3	0.8	0.2	0.2
Other income and expense	0.1	0.1	0.3	0.5	0.5	0.3	1.7	0.3	1.1
Total overhead expenses	4.0	3.9	8.4	9.5	9.2	10.2	11.5	9.6	9.5
Store Contribution	$5.1	$6.8	$14.4	$31.2	$51.1	$44.4	$32.5	$28.6	$48.1
Liquidity and Financial Resources
Overview
Our primary sources of liquidity is cash generated from store operations, financing proceeds, our Revolving Credit Facility and capital raises. Our primary cash needs are for capital expenditures, working capital, and to meet debt service requirements. As of June 30, 2021, we had an outstanding balance of $385.1 million, consisting of $410.0 million outstanding under our Term Loan B and net debt issuance costs of $24.9 million. In April 2021, we refinanced our outstanding debt and entered into a credit agreement providing for a $410.0 million term loan facility and a $125.0 million undrawn, revolving credit facility.

Our capital expenditures are primarily related to raze and rebuild or remodeling projects involving existing stores, preparing new stores, ongoing store maintenance and improvements. We plan to invest approximately $243 million in 34 raze and rebuild projects, 44 remodeling projects, and 18 new-to-industry stores through the end of 2022. We spent $24.6 million, $29.4 million, $12.8 million, and $13.0 million for capital expenditures in the six months ended June 30, 2021 and in the years ended December 31, 2020, 2019, and 2018, respectively. We expect to fund capital expenditures from cash reserves and operations.
Our primary working capital requirements are for the purchase of inventory, payroll, rent, other store facilities costs, distribution costs and general and administrative costs. Our working capital requirements fluctuate during the year, driven primarily by the timing of opportunistic inventory purchases and new store openings and the inherent seasonality of our business.
We believe our cash and cash equivalents position, net cash provided by operating activities, and availability under our Credit Facility, including our $125.0 million Revolving Credit Facility, will be adequate to finance our planned capital expenditures, working capital requirements, and debt service over the next 12 months. If cash provided by operating activities and borrowings under our Credit Facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance equity or debt financing will be available to us when we need it or, if available, the terms will be satisfactory to us and not dilutive to our then-current stockholders.
In addition, following the completion of this offering, we will be obligated to make payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that we make to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will vary, we expect that those payments will be significant. Any payments we make to Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Parent and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of Parent’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the Tax Receivable Agreement), we may have to raise additional capital, including by borrowing funds under our Credit Facility or future debt agreements. Additional capital may not be available on preferable terms, or, in the case of borrowing funds under our Credit Facility of future debt agreement, could materially and adversely affect our cash flow, liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. In addition, if Parent does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “Risk Factors—Risks Related to the Offering and Ownership of our Class A Common Stock” and “Dividend Policy.”
Description of Debt Facilities
Total debt, including both the current and long-term portions of finance lease obligations and net of debt discounts and deferred financing costs, decreased $158.2 million to $592.4 million as of the end of 2020 compared to $750.6 million as of the end of 2019 as a result of scheduled amortization, lease payments, a $15.5 million pay down of our outstanding balance under our Revolving Credit Facility and a $115.0 million prepayment of amortization on our Term Loan Facility.
As of June 30, 2021, our outstanding debt, including current maturities and net of debt discounts and deferred financing costs, principally consisted of:
(in millions)	June 30, 2021
(unaudited)
Credit Facility	$385.1
Financing and lease obligations	250.4
Total debt, including financing and lease obligations	$635.5

Subsequent to December 31, 2020, all notes payable were paid in full, and the credit facility was refinanced. Our new Credit Facility, executed in April of 2021, reduces our interest rate spread from 625 bps to 350 bps over LIBOR with a 50 bps LIBOR floor.
Historical Cash Flows
The following table sets forth our cash flows for each of the following years (in millions):
(in millions)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)
Net cash provided by (used in) operating activities	$52.6	$42.4	$47.2	$(20.2)	$(10.7)
Net cash used in investing activities	(24.6)	(10.1)	(26.6)	(835.3)	(112.6)
Net cash (used in) provided by financing activities	(13.6)	(10.9)	33.2	892.9	125.7
Net (decrease) increase in cash and cash equivalents	$14.4	$21.4	$53.8	$37.4	$2.4
Net Cash Provided by (Used in) Operating Activities
Net cash provided by operating activities was $52.6 million during the six months ended June 30, 2021 compared to net cash provided by operating activities of $42.4 million during the six months ended June 30, 2020. The increase in net cash flow from operating activities during the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily due to better control of expenses and improved timing in payables and receivables.
Net cash provided by operating activities was $47.2 million during the year ended December 31, 2020 compared to net cash used in operating activities of $20.2 million during the year ended December 31, 2019. The increase in net cash flow from operating activities during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the increase in revenue attributable to Allsup’s stores as well as stronger gross profit directly correlated with stronger fuel margins and improved cost control for inside merchandise sales.
Net cash used in operating activities was $20.2 million during the year ended December 31, 2019 compared to net cash used in operating activities of $10.7 million during the year ended December 31, 2018. The increase in net cash flow from operating activities during the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to increased number of stores, stronger contribution to gross profit and operational improvements.
Net Cash Used in Investing Activities
Net cash used in investing activities was $24.6 million during the six months ended June 30, 2021 compared to net cash used in investing activities of $10.1 million during the six months ended June 30, 2020. The increase in net cash flow from investing activities during the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily due to the increase in capital expenditures related to the Company’s raze, rebuild, and remodel initiatives in the first half of 2021.
Net cash used in investing activities during the year ended December 31, 2020 was $26.6 million compared to net cash used in investing activities of $835.3 million during the year ended December 31, 2019. The decrease in net cash flow from investing activities during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the financing of the Allsup’s acquisition in 2019.
Net cash used in investing activities during the year ended December 31, 2019 was $835.3 million compared to net cash used in investing activities of $112.6 million during the year ended December 31, 2018. The increase in net cash flow from investing activities during the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to the Allsup’s acquisition in 2019.

Net Cash Provided by (Used in) Financing Activities
Net cash used in financing activities was $13.6 million during the six months ended June 30, 2021 compared to net cash used in financing activities of $10.9 million during the six months ended June 30, 2020. The increase in net cash flow used in financing activities during the six months ended June 30, 2021 compared to the six months ended June 30, 2020 was primarily due to the increase in payoff of old debt and the cash received from new debt along with debt issuance costs of $11.0 million and a prepayment penalty of $3.9 million related to the new debt facility.
Net cash provided by financing activities during the year ended December 31, 2020 was $33.2 million compared to net cash provided by financing activities of $892.9 million during the year ended December 31, 2019. The decrease in net cash flow from financing activities during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to new capital raised and the new credit facility entered into in conjunction with the Allsup’s acquisition in 2019.
Net cash provided by financing activities during the year ended December 31, 2019 was $892.9 million compared to net cash provided by financing activities of $125.7 million during the year ended December 31, 2018. The increase in net cash flow from financing activities during the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to new capital raised and the new credit facility entered into in conjunction with the Allsup’s acquisition in 2019.
Contractual Obligations
The table below presents our significant contractual obligations as of December 31, 2020 (in millions)(1):
	Payments Due Per Year(2)
	Total	2021	2022-2023	2024-2025	Thereafter
Long-term debt(3)	$390.3	$—	$—	$390.3	$—
Operating and finance leases(4)	28.1	2.1	3.8	3.6	18.6
Financing obligations(4)	618.9	15.9	31.8	31.8	539.4
Total contractual obligations	$1,037.3	$18.0	$35.6	$425.7	$558.0

(1)
The contractual obligations table excludes funding of post-retirement benefit obligations, which totaled $0.6 million in 2020.

(2)
The payments that we may be required to make under the Tax Receivable Agreement to the Continuing Equity Owners and the Blocker Shareholders may be significant and are not reflected in the contractual obligations tables set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Excludes reserves for self-insurance liabilities of $0.8 million related to general liability and run-off worker’s compensation insurance which we have both since migrated from self-insurance.
Excludes various purchase agreements related to our fuel supply, which include varying volume commitments. Prices included in the purchase agreements are indexed to market prices. While volume commitments are included in the contracts, we do not have a history of incurring material penalties related to these provisions. These contracts are not accounted for as derivatives as they meet the normal purchases exclusion under derivative accounting.
(3)
Long-term debt amounts exclude any debt discounts and deferred financing costs. See Note 7 in our consolidated financial statements, included elsewhere in this prospectus, for additional information. We refinanced our Term Loan Facility in April 2021. Amortization under the new debt facility is $2.05 million for 2021, $8.2 million for 2022-2023, $8.2 million 2024-2025, and $323.7 million thereafter, respectively.

(4)
Represents the minimum rents payable under operating and finance leases, excluding common area maintenance, insurance or tax payments, for which we are obligated.

Off-Balance Sheet Arrangements
We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, or liquidity and capital resources.
Recent Accounting Pronouncements
For a discussion of new accounting pronouncements recently adopted and not yet adopted, see the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
We have chosen accounting policies that we believe are appropriate to report accurately and fairly our operating results and financial position, and we apply those accounting policies in a fair and consistent manner. See Note 2 in our consolidated financial statements, included elsewhere in this prospectus, for a discussion of our significant accounting policies.
Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of our consolidated financial statements.
Inventory
Inventories, which consist of merchandise and fuel are stated at the lower of cost or market. Merchandise inventories cost is determined using the retail last-in, first-out method for goods in our stores. The retail inventory method is a reverse mark-up, averaging method. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. We monitor our fuel inventory daily in compliance with applicable regulations. We evaluate our merchandise inventory regularly using cycle counts and third party audits to confirm accuracy and completeness of record. We also monitor slow moving and obsolete products to ensure that there is no material impact on the balance sheet.
Long-lived Assets
We evaluate long-lived intangible and tangible assets that are being amortized whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We periodically monitor closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets exceeds their estimated fair value. We base the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts. Fair value is based on management’s estimate of the future cash flows to be generated and the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value.
In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which, for the Company, is generally on a store-by-store basis. We recorded impairment charges of $3.0 million and $8.5 million in 2020 and 2019 respectively, and a gain of $0.6 million in 2018 for the sale of two stores and excess properties.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from a variety of sources, including changes in interest rates and commodity prices. Our market risk exposures related to interest rates and commodity prices are discussed below.
Interest Rate Risk
We may be subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. For the majority of the debt, interest is calculated at a fixed margin over LIBOR. The LIBOR interest rates as of December 31, 2020 and as of June 30, 2021 were approximately 0.15% and 0.50%, respectively; therefore, our exposure was low. Interest rates on commercial bank borrowings and debt offerings could be higher than current levels, causing our financing costs to increase accordingly.

Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would likely face similar circumstances.
Commodity Price Risk
We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of our fuel supply contracts with fuel suppliers, which are based on the market price of fuel. Significant increases in fuel prices could result in significant increases in the retail price of fuel and in lower sales to consumers and dealers. A significant percentage of our sales are made with the use of credit cards. Because the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump and higher gallon movement result in higher credit card expenses. These additional fees increase operating expenses.

BUSINESS
Overview
Yesway is one of the fastest-growing convenience store operators in the U.S., with 403 Company-operated stores as of June 30, 2021, up from 140 as of December 31, 2018. We operate our portfolio primarily under two successful brands, Yesway and Allsup’s. Our sites are differentiated through a leading foodservice offering, featuring Allsup’s famous deep-fried burrito, and a wide variety of high-quality grocery items and private-label products. Our geographic footprint consists of stores located in attractive rural and suburban markets across the Midwest and Southwest, where we often are the convenience retail destination of choice and effectively the local grocer. We have a successful track record of growing through acquisitions and believe we are well positioned to continue to solidify our market position and grow our store count.
Established in 2015 by a team of real estate-focused private equity investors, Yesway is a multi-branded platform that acquires, transforms, and enhances portfolios of convenience stores by leveraging expertise in real estate and technology, and by implementing data-driven decision making. We assembled a team of industry veterans and built the Yesway brand from the ground up based on best practices for operating a convenience retailer. We offer our customers a go-to destination for compelling foodservice and convenience products with a neighborly and enjoyable shopping experience. We believe this value proposition has resulted in strong customer loyalty, as evidenced by our track record of positive same-store sales growth. Additionally, in an industry that has been slow to adopt technology, we have made it a focus. Our investments in technology and software-led business automation enable best-in-class reporting and performance monitoring, drive strong operational efficiencies by reducing labor cost associated with manual processes, allow for data-driven decision making, and provide an improved customer experience.
We are continuing to grow through: (1) portfolio and single-store acquisitions, having reached our current scale through 24 portfolio acquisitions; and (2) razing and rebuilding or remodeling existing stores, a strategy that has enabled us to achieve substantial financial improvement year-over-year via increased store-level sales and EBITDA. Our ability to build brands, raise capital, and acquire stores at favorable valuations has proven to be an effective strategy. In less than four years, we created a portfolio of more than 140 Yesway-branded stores by acquiring independent locations at compelling prices, rebranding or remodeling them, and implementing operational efficiencies. In November 2019, we acquired Allsup’s, a chain of over 300 convenience stores and the largest acquisition in our history. This acquisition approximately tripled our store count and made us one of the largest convenience store operators in the U.S.
We have a differentiated track record of sourcing, integrating, and adding value to our portfolio acquisitions. Since our founding, we have acquired 451 convenience stores in 24 separate transactions and made select divestitures in connection with larger acquisitions or to dispose of under-performing stores, bringing our total store count to 403 as of June 30, 2021. We have built a strong reputation as an acquirer of choice in our markets and will continue to leverage our acquisition experience to outperform competitors and drive growth in the future.
Recent Financial Performance
We believe we are still in the early stages of realizing the benefits of our transformative acquisition of Allsup’s in November 2019, which was the primary driver in increasing our store count from 140 at the end of 2018 to 403 as of June 30, 2021. Despite the COVID-19 pandemic, which disrupted and continues to significantly disrupt global economies and many U.S. businesses, we have achieved the following performance since the closing of the Allsup’s acquisition on November 18, 2019:
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Fuel gross profit was $136.0 million in 2020 and fuel margin was 35.9 cpg during the same period. Fuel gross profit decreased 12% from $72.8 million for the six months ended June 30, 2020 to $64.1 million for the six months ended June 30, 2021;

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Inside merchandise sales were $628.8 million in 2020 . Inside merchandise sales increased by 0.4% from $306.9 million for the six months ended June 30, 2020 to $308.2 million for the six months ended June 30, 2021;

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Inside merchandise margin was 30.5% in 2020. Inside merchandise margin increased by 200 bps from 29.5% for the six months ended June 30, 2020 to 31.5% for the six months ended June 30, 2021;

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Income from operations was $86.6 million in 2020 and $42.5 million in the six months ended June 30, 2021 compared to $47.7 million for the six months ended June 30, 2020;

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Net income was $26.6 million in 2020 and $2.3 million for the six months ended June 30, 2021 compared to $15.4 million for the six months ended June 30, 2020;

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Store Contribution was $159.2 million in 2020, $76.7 million for the six months ended June 30, 2021 and $82.4 million for the six months ended June 30, 2020; and

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Adjusted EBITDA was $118.8 million in 2020, $57.6 million for the six months ended June 30, 2021 and $63.6 million for the six months ended June 30, 2020.

Total principal amount of debt outstanding under our Credit Facility, excluding unamortized debt discount and deferred issuance costs, as of June 30, 2021 was $385.1 million, consisting of $410.0 million outstanding under our Term Loan B and net debt issuance costs of $24.9 million. In April 2021, we refinanced our outstanding debt and entered into a credit agreement providing for a $410.0 million term loan facility and a $125.0 million undrawn, revolving credit facility.
Our Industry
We operate in the large and ubiquitous U.S. convenience retail industry, which was comprised of over 150,000 stores as of December 31, 2020, according to the NACS. Convenience stores are one of the most ubiquitous retail offerings in the country, with more than three times as many locations as grocery stores. This essential industry has experienced consistent growth for decades, is more insulated from the threat of e-commerce than other retailers, and has proven to be resilient through severe recessions. Additionally, we believe enduring trends of industry fragmentation and increasing benefits of consolidation provide us with continued opportunities to compete more effectively and grow through acquisitions.
Large and Growing Addressable Market. The U.S. convenience retail industry generated $548.2 billion in sales in 2020, according to NACS. Inside merchandise sales, which comprised 47% of total U.S. convenience retail industry sales in 2020, have increased by 6.0% per year on average since 1980. Additionally, convenience stores offer speed of service to time-sensitive consumers and often serve as substitutes to conventional grocery stores and QSRs, which generated $1.0 trillion and $239.0 billion in sales in the U.S. in 2020, respectively, according to Statista. We believe this is particularly applicable to Yesway and Allsup’s as both brands operate in less dense markets and are often one of the primary destinations for customers to buy groceries and food to-go. Given these advantages, we believe we have a significant opportunity to expand our product offering and capture market share from other retail formats.

Insulated from E-Commerce. We believe convenience stores are more insulated from the encroachment of e-commerce than other retailers as they provide a number of important items that cannot be easily delivered on an on-demand basis to consumers’ homes, whether due to government regulation, logistical issues, or customers’ desire for food on-the-go. These categories include hot coffee, lottery tickets, tobacco products, alcohol, hot food, and fountain drinks. According to NACS, these combined categories represented more than 60% of merchandise sales at convenience stores and, together with motor fuel, almost 80% of total industry revenue in 2020. In addition, in rural markets, we believe the home delivery of small-ticket items has proven uneconomical due, in part, to low population density. As a result, we have seen limited competition from e-commerce businesses, and we believe the potential near-term impact of e-commerce on our business is low.
Slow adoption of Electric Vehicles. The adoption of EVs remains slow in the markets in which we operate. Based on the EIA 2021 Annual Energy Outlook report, battery and EVs are expected to represent only approximately 9% of total U.S. light-duty vehicle sales by 2030, and only 20% of U.S. light-duty vehicle sales by 2050. The adoption of EVs is particularly slow in our current geography, according to data collected by the U.S. Census Bureau and the U.S. Department of Energy, which we believe insulates us from more dramatic long-term drops in demand for fuel. In addition, while fuel efficiency of vehicles is slowly increasing, total gasoline consumption in the U.S. actually increased from 2015 through 2019 due to population growth and increased miles driven per capita according to the U.S. Energy Information Administration. We believe that even in the event of faster adoption of EVs, our retail real estate of gas stations and convenience stores will make an attractive target for EV charging locations.
Recession-Resilient Industry. The convenience retail industry has thrived through U.S. economic cycles, oil price fluctuations, inflation, and government regulations as convenience stores are often viewed as the “destination of choice” for grocery and snacking needs for many consumers, and the demand for retail fuel remains fairly inelastic. Inside merchandise sales in the convenience retail industry have consistently grown at a CAGR of 6.0% since 1980, topping $255 billion in 2020.

Sources:   NACS and U.S. Energy Information Administration.
Essential Retail Industry. The broader retail industry is undergoing structural shifts, as more retailers file for bankruptcy and close stores, a trend that has been accelerated by the COVID-19 pandemic. In contrast, convenience stores were declared essential businesses by state governments during the pandemic and have demonstrated resilient and growing inside merchandise sales as a result of strong customer loyalty.

Convenience stores offer efficiency and convenience by providing customers the ability to complete both grocery shopping and refueling in the same trip, an important consideration during the pandemic and going forward.
Highly Fragmented Industry Leading to Significant Consolidation Opportunities. The convenience retail industry is large and remains highly fragmented. Of the more than 150,000 stores in the U.S. as of December 31, 2020, 61.4% were owned by single-store operators while the remaining 38.6% were part of multi-store chains, according to NACS. The five largest convenience store chains accounted for only 15% of the industry’s total store count as of December 31, 2020. In recent years, the industry has seen a wave of consolidation as larger players have increasingly absorbed smaller ones. Scale provides convenience store operators numerous benefits, including more attractive fuel and merchandise contract terms, more scalable foodservice, an ability to implement broad loyalty programs, and other economies of scale.
Our Competitive Strengths
Leading, Scaled Convenience Store Operator with Strong Position in Highly Attractive Markets
With 402 stores as of December 31, 2020, we ranked as the 12th largest convenience store operator by store count in the U.S., according to CS News’ store count for convenience store chains excluding non-comparable convenience store owners such as integrated oil companies, midstream and upstream oil companies, truck stops, and REITs. We operate a mix of rural and suburban locations in the Midwest and Southwest geographies, which are traditionally characterized by stable household income and population growth. The majority of our stores are located in communities with fewer than 20,000 people. Through our deep presence in smaller communities, we have built strong competitive positioning and brand loyalty in our markets. In most of our markets, we operate as the #1 or #2 convenience store based on sales and are, in some locations, the sole local destination for fuel- and grocery-related items. In addition, in the rural markets in which we operate, we note slower adoption of EVs relative to urban markets, insulating us from more dramatic long-term drops in demand for fuel. If EV adoption accelerates in our geographies, we believe our strong operational expertise and lot sizes will allow us to quickly add EV infrastructure. For example, we, together with a third-party energy company, have partnered with the state of New Mexico to introduce charging stations at a number of our locations. We believe that our scale and leading market position will allow us to effectively compete and drive growth in our existing markets.
Two Strong, Synergistic Brands with a Loyal Consumer Following and Iconic Foodservice Platform
The Yesway and Allsup’s brands complement and drive synergies to one another. Allsup’s stores are set to benefit from the rollout of Yesway’s loyalty program and continued integration of Yesway’s technology platform, while Yesway stores will benefit from the rollout of Allsup’s destination foodservice platform.
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Yesway (101 Locations). We created Yesway as a differentiated brand that is known for operational excellence, an enhanced foodservice offering, an expanded product assortment including affordable and high-quality private-label items, and attentive customer service. Our award-winning Yesway Rewards loyalty program is a key strategic platform that delivers value to customers by offering attractive savings on gas, club rewards, member-only coupons and discounts, and sweepstakes, which generate significant customer engagement, repeat customer visits and increased store foot traffic. Our loyalty program has, on average, increased annual member spend by 27% on inside merchandise and 16% on fuel compared to the year prior to joining the program, based on an evaluation completed in 2020. Based on that same evaluation, customers enrolled in Yesway Rewards generated an average of 27% more inside merchandise gross profit compared to their inside merchandise gross profit contribution before joining the rewards program. Leveraging Yesway’s deep expertise in loyalty management, we rolled out the loyalty program to all Allsup’s stores by the end of February 2021, which was met with widespread acceptance.

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Allsup’s (302 Locations). With its family-run heritage, Allsup’s has been serving as a cornerstone in each of its local communities for over 60 years. Additionally, Allsup’s features an iconic foodservice platform distinguished by the famous Allsup’s deep-fried burrito and a compelling selection of grocery items and private-label products. We plan to rollout Allsup’s strong foodservice platform across Yesway stores. In March 2021, we introduced the Allsup’s deep-fried burrito into our Amarillo Yesway store, which was met with great enthusiasm by customers. Further, Allsup’s stores benefit from a store layout that allows a single employee to simultaneously operate the register and manage the foodservice preparation during non-peak hours, driving labor cost efficiencies.
We believe we have created tremendous brand value with both Yesway and Allsup’s, and we expect to continue to grow our platform under these two successful brands.
Tech Platform and Data-Driven Decision Making Drive Operational Efficiencies
We effectively leverage technology and data in an industry that has been historically slow to adopt technology, which we believe differentiates us from our competitors. We utilize our IT infrastructure and data to help us make better management decisions. With robust data on every store in our portfolio, we are able to make big picture decisions such as whether there is an opportunity to create value through a raze and rebuild, remodel or divestiture of an individual store. By introducing our state-of-the-art infrastructure, comprised of accounting and point-of-sale systems, cloud-hosted databases and pricing, industry-leading loyalty program and back-office platforms into the stores we acquire or build, we are able to reduce costs and increase profitability. For example, we have been able to generate meaningful cost savings by rolling out our technology platform across Allsup’s stores, which have historically relied on highly manual processes and outdated internally developed systems. We also utilize advanced technology to closely monitor fuel prices of our competitors and adjust our prices in real time to optimize our fuel profit. The goal of our IT efforts is to have a consistent and best-in-class tech platform across all of our stores that will drive us closer to maximum efficiency.
Strong Value Creation Track Record through Store Remodels and Raze and Rebuilds
We operate predominantly under a COCO model and owned 72% of the real estate underlying our total store base as of June 30, 2021. Through our dedicated development team, we have completed a number of successful capital investment projects, which have driven operational improvements, grown gallons of fuel sold, and increased inside merchandise sales.
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Store Remodels. Since founding Yesway in 2015 through June 2021, we have successfully completed 102 store remodels on our acquired stores, which includes 13 Allsup’s stores that have been remodeled since the acquisition in November 2019. From January 2017 until the acquisition, Allsup’s completed 11 store remodels which, on average, increased Store Contribution per site by 64.8% in the first full year following the remodel. Allsup’s generated an average ROI of 22.9% during the same period based on an average remodel cost of $1.2 million per site. Other Allsup’s capital projects not captured in the count of store remodels include the installation of additional diesel islands and parking lot expansions.

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Raze and Rebuilds. From January 2017 until the acquisition, Allsup’s completed nine raze and rebuilds. For the four raze and rebuilds for which we have 12 months of pre- and post-completion financial statements, Store Contribution per site increased by nearly 400% in the first full year following completion of the raze and rebuild. These four initiatives generated an average ROI of 29.7% during the same period based on an average cost of $2.7 million per site. Historically, Allsup's completed six to ten capital projects per year, upgrading a third of its portfolio in the past two decades and demonstrating a proven ability to drive strong operational improvements. We have leveraged, and will continue to leverage, the significant raze and rebuild expertise within the Allsup's development team. To that end, we have completed three raze and rebuilds on Allsup's stores since the acquisition.
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Allsup’s Market. We recently accelerated the rollout of our Allsup’s Market at select locations, which offers an expanded selection of grocery items such as fresh meats and produce along with other everyday grocery items not typically found in the standard convenience store offering. For our three rollouts completed since 2019, we have generated strong incremental sales.

Through our disciplined capital allocation, which entails allocating our investments toward projects that are expected to yield the highest ROI, and deep experience in improving real estate and store operations, we have demonstrated our ability to generate attractive returns on investment.
Proven Ability to Source, Integrate and Extract Synergies from Highly Accretive Acquisitions
We have a differentiated track record of sourcing, integrating, and adding value to our portfolio acquisitions. Since our founding, we have acquired 451 convenience stores in 24 separate transactions and made select divestitures in connection with larger acquisitions or to dispose of under-performing stores, bringing our total store count to 403 as of June 30, 2021. We have built a strong reputation as an acquirer of choice in our markets and will continue to leverage our acquisition experience to outperform competitors and drive growth in the future.
Deep Bench of Talent with Strong Real Estate and Retail Expertise
Yesway is led by a management team that possesses decades of combined investment and operating experience and has demonstrated a strong track record of revenue growth and value creation. Led by Thomas N. Trkla, who serves as the Chairman, and Chief Executive Officer of both Yesway and its sponsor Brookwood Financial Partners, LLC, the team has deep experience in acquiring, improving, rebranding, and operating value-add commercial real estate properties and convenience stores.
Yesway’s senior leadership also includes numerous convenience store industry veterans who leverage best practices learned from decades of experience with major U.S.-based convenience store chains to deliver operational excellence.
Strong Financial Performance with Attractive Business Mix and Robust Operating Margins
We have a highly attractive business mix, with inside merchandise gross profit representing 58% and 57% of the sum of inside merchandise gross profit and fuel gross profit for the year ended December 31, 2020 and the six months ended June 30, 2021, respectively. Our robust inside merchandise and fuel platforms and longstanding relationships with suppliers drive industry-leading margins.
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Inside Merchandise Platform. Our inside merchandise comparable sales growth has been positive for 13 out of the 14 past quarters, driven by our private-label offerings and loyalty and fleet card programs. Our highly regarded merchandising platforms, sought-after foodservice and private-label offerings, and strong vendor relationships drive strong merchandise margins. We have delivered consistent inside merchandise margins over the last three years, reaching 30.5% in 2020. Inside merchandise margin for the six months ended June 30, 2021 was 31.5%.

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Fuel Platform. We have consistently delivered high fuel margins that exceed the industry average, driven by our team’s strong fuel sourcing expertise, favorable contracts, and advantageous shift toward diesel fuel, which has historically commanded an approximate 12.0 cpg premium in margin compared to gasoline. In 2020, our fuel margin hit a three-year high at 35.9 cpg, which offset the pandemic-related temporary decline in fuel gallons and sales. With the expectation that demand for fuel and gallons sold will increase in 2021, we anticipate a reversion in per unit fuel margin. Fuel margin for the six months ended June 30, 2021 was 34.9 cpg.

We believe our strong competitive position and brand loyalty in small communities position both our inside merchandise and fuel platforms to continue to deliver strong financial performance.
Our Growth Strategies
Unlock Full Potential of Stores to Drive Comparable Sales
We believe we have significant opportunities to apply our superior operating standards and technology to help drive more customers to our locations, encourage more fuel shoppers to visit the inside of our stores, and increase per-visit spend per customer. We plan to capitalize on those opportunities through the following strategies:
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Accelerate Allsup’s Foodservice Rollout. Allsup’s stores have a distinct foodservice platform centered around the famous deep-fried burrito that we plan to further leverage across our entire store base to drive growth. We anticipate that rolling out the Allsup’s burrito across the majority of Yesway stores by the end of 2021 will drive returns with limited capital investment. Further, we have plans to start offering our foodservice at sporting events, in schools, and in grocery stores. Additionally, we will continue to build out our foodservice platform by refining our existing partnerships to enhance our proprietary offerings at select stores.

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Allsup’s Express. We are in the process of developing our Allsup’s Express concept which would consist of smaller footprint convenience stores on or adjacent to college campuses where there is a captive audience of residential students. Allsup’s Express stores will consist of a more limited merchandise selection focused on the Allsup’s famous deep-fried burrito platform, cold dispensed beverages, and alcohol, with potential partnerships with student agencies to provide on-campus delivery service. We have already selected the first pilot location in Texas for an Allsup’s Express, and expect to hold its grand opening in the first quarter of 2022. Given Allsups’ strong brand presence in the Southwest, we will initially target post-secondary institutions within the existing Allsup’s footprint in Texas, New Mexico, and Oklahoma.

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Rollout Allsup’s Rewards Program. We believe Allsup’s was the largest convenience store chain in the U.S. without a loyalty rewards program. Leveraging the historical success of our robust Yesway Rewards Program, we began the rollout of the new Yesway / Allsup’s Rewards Program across all 302 of Allsup’s stores in February 2021. We believe the loyalty program rollout will drive an uplift in sales through increased store foot traffic, more frequent repeat customer visits, and higher average annual spend per customer.

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Expand Inside Merchandise Offering. We plan to continue to expand our inside merchandise offering to attract new customers, drive foot traffic, grow inside merchandise and fuel sales, and increase margins. We have identified a number of initiatives that we believe will have a significant impact on our results, including, but not limited to, the expansion of our private-label offering, the addition of key packaged beverage brands, the addition of ATMs and money management services, and the expanded offerings of cannabidiol products, electronic cigarettes and vape products.

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Expand Allsup’s Market Concept Stores. Our Allsup’s Market offering has significantly enhanced sales at related stores, while requiring minimal capital investment. We have identified two existing Allsup’s stores and three raze and rebuilds that we believe are suitable for the highly accretive addition of Allsup’s Market and plan to evaluate other stores that could benefit from this concept.

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Launch New Marketing Initiatives. We have launched a new fleet card initiative specifically catered to truck drivers that offers them the ability to earn additional rewards, such as free coffee and food.

Increase Profitability through Synergies and Cost Saving Initiatives
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Realization of Identified Synergies. We have identified the following cost and revenue synergy targets from the acquisition of Allsup’s:

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Store operations synergies: These synergies include decreasing Allsup’s product shrink and food spoilage to match Yesway’s through the implementation of Yesway’s best practices and monitoring technology; leveraging technology to reduce the weekly paperwork requirements of field staff, enabling us to increase the number of stores per district manager and reduce overhead labor; optimizing store full-time/part-time mix and overhead hours; and reducing security guard spend in certain markets through optimized scheduling.
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Fuel procurement synergies: These synergies primarily include combining fuel supply and transportation contracts of Yesway and Allsup’s to take advantage of their combined scale; optimizing fuel branding at select stores to improve fuel margin and decrease transportation costs; and terminating certain unfavorable third-party jobber contracts.

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Merchandising and marketing synergies: These synergies result from achieving greater economies of scale and vendor renegotiations; sharing private label and other new products between brands; selling the Allsup’s burritos in Yesway locations; and rolling out our loyalty program. These synergies are expected to drive decreases in cost of goods sold leading to increased inside margins, increased sales of new merchandise, and decreased overhead labor costs.

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Real estate synergies: These synergies stem from the closure of several store locations and the optimization of our store geography in light of the portfolio’s increased store density in Texas and New Mexico. We plan to divest several marginal-performance stores and optimize geographies where our stores cannibalize sales from one another. Notably, these synergies relate exclusively to store divestitures and do not include the real-estate-related raze-and-rebuilds and major remodels planned across the portfolio.

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Information technology synergies: These synergies include optimizing our store-level internet vendors by moving away from a single satellite internet contract to improve internet speed and reliability at a lower cost; as well as eliminating redundant overhead roles as the two companies are combined and Allsup’s back-office system in favor of Yesway’s more modern system.

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Back office synergies: These synergies include streamlining the combined Yesway and Allsup’s corporate structures for accounting, human resources, and other departments by eliminating redundant roles.

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Indirect synergies: These synergies primarily include reducing spend for key categories like supplies, procurement, and repairs and maintenance.

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Expand Inside Merchandise Margins. We believe we have an opportunity to leverage our economies of scale when negotiating with key merchandise suppliers. We have an opportunity to shift to managing a large-scale self-supply warehouse in coordination with key distributors, resulting in greater control of product deliveries and more compelling supply chain economics.

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Capture Margin Opportunity across Our Fuel Offering through Cost Savings. We plan to increase margins by expanding our fuel offerings under favorable terms from suppliers, especially with the addition of diesel, DEF and bio blends. Our scale and non-exclusive fuel contracts allow us to have the freedom to secure fuel supply at more favorable costs, and in turn, maximize our margins.

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Overhead Reductions and Operating Leverage Optimization. We intend to realize efficiencies through eliminating redundant overhead expenses, implementing Yesway’s inventory control system at Allsup’s locations, and sourcing more favorable agreements with suppliers.

Raze and Rebuilds, Remodels, and New Store Development
We believe our flexible real estate strategy will provide an opportunity for further growth by enabling us to introduce either Yesway or Allsup’s stores in new regions depending on the strength of brand recognition in each market. We plan to complete approximately 34 raze and rebuilds and 44 remodels through the end of 2022, which will drive strong operational improvements and significant increases to fuel gallons sold as well as inside merchandise sales. We have retained the construction company that Allsup’s used on all of their historical raze and rebuilds and remodels. We have hired four additional construction companies that are all working together and sharing best practices on convenience store construction, which we expect will allow us to accelerate the pace of raze and rebuilds compared to what Allsup’s has been able to do historically. We also expect to increase our fuel market share by adding higher margin diesel canopies and pumps to existing locations. Our goal is to generate a one-year ROI of at least 20% on store investments, which is comparable to the average return achieved on store investments over the past four years. We believe our raze and rebuild efforts provide a lower risk, higher return use of capital than store acquisitions or greenfield development. While we prioritize store remodels and raze and rebuilds, we have also identified 19 potential store development opportunities through the end of 2022, as they represent unique opportunities to generate returns. Based on a target investment cost of approximately $5 million, we target a one-year ROI of at least 20% on new store developments.
Allsup’s Raze and Rebuilt Store Example – Bangs, Texas
Yesway Remodeled Store Example – Amarillo, Texas
Pursue Acquisitions in New and Existing Markets
Given the fragmented convenience retail market, we plan to acquire stores opportunistically in smaller towns with a lower concentration of national chain convenience stores. Our acquisitions team leverages our broad real estate expertise to source acquisitions of varied scale and integrate diverse sets of stores and operating models into our existing platform. We have an actionable pipeline of potential targets in adjacent towns where population density, demographics, and overall market characteristics are similar to our existing markets. We will also consider expanding geographically by entering new states and acquiring stores in markets that feature many of the same characteristics, such as rural communities with attractive market dynamics and demographic profiles.
Our Properties and Store Footprint
Throughout our 24 acquisitions, we have focused on expansion throughout the Midwest and down to Texas and New Mexico. We believe our geographic clustering enables us to have strong operational support in all our locations.

Store Locations
As of June 30, 2021, our store portfolio included 403 stores and one standalone Subway location, which was part of a previous portfolio acquisition, primarily located in rural and suburban geographies across Texas, New Mexico and other states in the Midwest and Southwest, where Yesway and Allsup’s stores act as a competitive source for fuel, foodservice, grocery and other merchandise.
We operated 101 stores under the Yesway brand in nine states as of June 30, 2021: Texas, Iowa, South Dakota, Kansas, Missouri, Wyoming, New Mexico, Nebraska and Oklahoma. The Allsup’s footprint of 302 stores is concentrated primarily in New Mexico and Texas, with one store in Oklahoma.
Overview of Real Estate Portfolio
We own the majority of our store locations and our strategy is to maintain a high level of store ownership as we grow our portfolio. As of June 30, 2021, we owned the real estate associated with 290 of our stores, representing 72% of our store portfolio, and leased the remaining 113 stores, or 28% of our store portfolio. Our typical store ranges in size from approximately 2,400 to 5,000 square feet. The average store is approximately 3,290 square feet, which is considerably larger than the average traditional convenience store of 2,400 to 2,500 square feet, as measured by NACS. The owned real estate provides significant operating flexibility and long-term control of the location. Our real estate is of high-quality, often featuring locations with oversized lots, strong visibility and high traffic volumes. Based on appraisals received at the time of acquisition, our owned store portfolio had an estimated real estate value of approximately $600 million as of the dates of the appraisals. The majority of our leased stores had an average of over 30 years remaining on their lease as of June 30, 2021. For leases that are scheduled to expire during the next 12 months, we may negotiate new lease agreements, renew existing lease agreements or use alternate facilities. We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure similar property without an adverse impact on our operations.

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## Real Estate Owned / Lease by State

| State | Owned | Leased |
|---|---|---|
| New Mexico | 72 | 43 |
| Texas | 125 | 62 |
| Oklahoma | 1 | 0 |
| Iowa | 26 | 4 |
| Kansas | 7 | 0 |
| Missouri | 4 | 0 |
| Nebraska | 1 | 0 |
| New Mexico | 2 | 0 |
| Oklahoma | 1 | 1 |
| South Dakota | 18 | 2 |
| Texas | 31 | 0 |
| Wyoming | 3 | 0 |
| **Total Store Portfolio** | **291** *(72%)* | **112** *(28%)* |

We maintain store-by-store strategic plans, with a history of maximizing the potential of a given store through remodels or raze and rebuilds. In certain cases, we have divested underperforming stores with the intention of reinvesting proceeds back into the portfolio. We have no near-term plans to divest assets, as all of our stores are currently performing well; however, we will evaluate the strategic value of each location on an ongoing basis.
In December 2020, we leased our new corporate headquarters in Fort Worth, Texas, integrating Yesway and Allsup’s in a centralized 19,500 square foot location proximal to the majority of our portfolio.
Store Design and Operations
Both Yesway and Allsup’s stores maintain a bright, clean and welcoming interior, with air-conditioning, modern equipment, and a prompt checkout service. Store lots have significant space and depth to permit drive-in parking facilities on one or more sides of each store. The vast majority of our stores remain open 24 hours per day, seven days a week.
We created the Yesway store design concept by utilizing industry best practices and applying them to the stores we acquire, creating uniformity in terms of signage, color schemes, equipment, loyalty offerings, fleet cards, uniforms, and restroom design. The store concept provides a welcoming, easy-to-shop format that delivers a delightful shopping experience. The Yesway brand was created in concert with CBX, a leading brand design and innovation company that was honored at the 2016 London International Advertising Awards for Yesway’s compelling name and brand promise.
The Allsup’s stores in general are characterized by very consistent store size and layout that customers will recognize no matter which location they visit. This consistency drives brand recognition, customer satisfaction, and maintenance efficiencies. Additionally, the Allsup’s store layouts are optimized to enable a single employee to simultaneously operate the register and manage the foodservice preparation during non-peak hours, driving labor cost efficiencies. We expect to implement the Allsup’s labor model and platform in a vast majority of Yesway stores.

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Our Product and Service Offering
With our famous foodservice, exceptional private-label products and competitive fuel offering, our stores create a one-stop shop for our customers. Our fuel platform is important in driving inside merchandise sales as we attract fuel shoppers, including truckers, through our loyalty and fleet programs to make in-store purchases. Our competitive advantage and favorable pricing dynamics bolster our supplier relationships and negotiating power.
Foodservice and Private-Label Offering
Yesway and Allsup’s have highly complementary offerings. Yesway leads with state-of-the-art technology, a strong private-label offering and an award-winning loyalty and fleet card program. Allsup’s brings a renowned foodservice offering and strong brand recognition. The two-branded nature of our business presents a compelling opportunity to capitalize on the strongest attributes of both brands under one Company.
Allsup’s Burrito
Allsup’s stores are well-known for foodservice offerings, particularly for their famous deep-fried burrito. The deep-fried burrito is a “destination product” with a loyal following and is available in a variety of flavors for breakfast, lunch, and dinner. We offer our burritos in all Allsup’s locations and sold approximately 20 million burritos per year in 2018 and 2019, providing our customers with a low-cost alternative to other foodservice offerings.
We plan to rollout the Allsup’s burrito across Yesway stores to enhance, and in certain cases, replace a portion of Yesway’s current foodservice offering that includes burritos, pizza, roller grill items, and bakery items. We first introduced the Allsup’s burrito-based foodservice platform at a Yesway-branded location in Amarillo, Texas in March 2021. The burritos were well-received by our customers. Since the introduction, weekly foodservice sales have grown by approximately 10x and total inside merchandise sales have grown by approximately 85% compared to the average for the six months prior to introduction. Given the nature of fuel and inside merchandise as complementary goods, the Amarillo store also had average fuel gallons sold increased by approximately 19% relative to the trailing six months.

These incremental sales represent a robust return on invested capital given the Amarillo store’s remodel cost of approximately $131,000, which was fully recouped within one month by the incremental fuel, foodservice, and inside merchandise sales generated by introduction of the Allsup’s foodservice platform in a Yesway store. Given this early success, we plan to continue introducing the Allsup’s foodservice platform to a total of 90 Yesway stores by the end of the second quarter of 2022.
Private-Label Offering
Yesway first launched its private-label offering in mid-2018 with the introduction of Yesway-branded bottled water. Within a month, our bottled water offering was the best-selling water in our entire chain of convenience stores. In the fall of 2018, we added more private-label products, including coffee and other dispensed beverages, packaged bakery items, salty snacks, meat snacks, chocolate, and nuts, making them an integral part of our loyalty program to drive participation and strong margins.
Consistent with its focus on grocery products, Allsup’s private-label program includes jars of condiments, sauces, milk, eggs, bread, and other staple grocery products under their own brand umbrella.

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We have created a full suite of private-label merchandise offerings including cold, frozen and hot dispensed items, across our two brands and have already grown our private-label penetration, inclusive of hot, cold, and frozen dispensed items, to a minimum of 4.9% of total inside merchandise sales in our stores for the month of June 2021. We believe we have a significant opportunity to increase private-label penetration, which would meaningfully enhance inside merchandise margins.
Allsup’s Market
The Allsup’s Market brings shoppers an expanded selection of grocery and perishable items. The Allsup’s Market includes fresh meat and produce, milk, frozen foods, baby food items and more. These new product selections are in addition to our assortment of Allsup’s favorite snacks, sodas, private-label products, and hot foods. We intend to rollout Allsup’s Market in targeted locations with sufficient population density and a lack of grocery store competition nearby. There are currently two Allsup’s Market stores in our portfolio and we have identified two existing Allsup’s stores and three raze and rebuilds that we believe are suitable for the highly accretive addition of Allsup’s Market. We plan to evaluate other stores that could benefit from this concept.
Allsup’s Express
We are in the process of developing our Allsup's Express concept which would consist of smaller footprint convenience stores—approximately 1,000 – 1,500 square feet compared to a typical 5,000 square feet Allsup's store—on or adjacent to college campuses where there is a captive audience of residential students. Allsup's Express stores will consist of a more limited merchandise selection focused on the Allsup's deep-fried burrito platform, cold dispensed beverages, and alcohol, with potential partnerships with student agencies to provide on-campus delivery service. We have already selected the first pilot location in Texas for an Allsup's Express, and expect to hold its grand opening in the first quarter of 2022. Given Allsups' strong brand presence in the Southwest, we will initially target post-secondary institutions within the existing Allsup's footprint in Texas, New Mexico, and Oklahoma.
Other Merchandise
Yesway offers a variety of third-party and other value-add offerings that are both affordable and high-quality options for customers. Yesway’s third-party merchandise offerings are focused on high-velocity convenience and impulse categories such as bagged candy, jerky, chips, salty snacks, and an array of beverages.
Allsup’s offers products and package sizes more typical of a country grocery store. The assortment in the center store, refrigerated dairy, frozen, and grocery categories is suited to meet the needs of small-town consumers looking for a full neighborhood shop. Consumers can purchase fresh staples such as milk, bacon, eggs, and an array of grocery items to meet their weekly shopping needs.
In addition, many of our stores have other ancillary merchandise services, including cash ATMs, money orders, gift cards, propane tanks, lottery tickets, and other non-consumable products.

Fuel Operations
In 2020, we sold 379.1 million gallons of motor fuel across 397 locations in the U.S., generating $852.9 million in revenue. Our experienced team maintains strong, long-standing relationships with major oil refiners, and has negotiated highly favorable contract terms.
We sell motor fuel primarily under the Alon, Valero, DK, Cenex, Yesway and Allsup’s brand names. We are Alon’s largest branded products distributor and a wholesaler for most of our other brands, enabling us to be more flexible with prices and generate higher margins. As of June 30, 2021, 192 of our stores were either Yesway or Allsup’s branded or were co-branded, allowing us to display our logo next to the logos of our major fuel partners on a canopy, and the remaining 205 of our stores were under the sole brand of one of our fuel partners. For razed and rebuilt sites and remodeled stores at which we sell third-party branded fuel, we endeavor to add co-branding during the construction process.
As of June 30, 2021, we sold diesel across 321 of our sites, representing over 26% of total fuel gallons sold in the second quarter of 2021. Allsup’s stores in particular are structurally advantaged in terms of fuel profitability due to a higher margin associated with diesel fuel and limited competition in many markets of operation. Through our focused raze and rebuild program, we will continue to drive the mix shift to diesel by adding diesel canopies and pumps to existing stores.
Marketing Strategy
We employ a multi-pronged marketing strategy in which we target the customer through various methods including: gift cards, in-store promotions, contests, sweepstakes, radio ads, billboards, digital advertising, and social media. We have found that this consistent communication drives expanded brand engagement, deeper loyalty, and an improved shopper experience, which increases brand affinity and merchandise sold. Through collaborative decision making, the management team has been able to develop best-in-class programs, promotional plans, and operational processes quickly and efficiently.
Loyalty Rewards Program
Our award-winning Yesway Rewards loyalty program, which has also been rolled out into Allsup’s stores, is a key strategic platform that delivers value and generates significant customer engagement. Our loyalty program is a driver behind growth and customer retention, and is a cross-sell between fuel and inside merchandise. Of all Yesway loyalty customers who purchased fuel at one of our gas stations during 2020, approximately 81% also made purchases inside the store, according to Paytronix data. We drive registration and conversion inside our stores by offering compelling vendor-funded fuel rewards, category clubs, sweepstakes and member-only coupons and discounts. Our loyalty program has, on average, increased member spend by 27% on merchandise and 16% on fuel, compared to their purchasing habits before joining the loyalty rewards program, based on an evaluation completed in 2020.

Yesway Rewards has won various awards. In August 2018, Yesway won the 2018 Paytronix Loyaltee Award for Best Convenience Store Loyalty Launch. In October 2018, Yesway was announced as a finalist for the Loyalty360 Customer Award, ultimately winning third place from this national association at the Loyalty360 Customer Expo in Nashville, Tennessee.
Leveraging Yesway’s deep expertise in loyalty management, we rolled out a loyalty program to all Allsup’s stores at the end of February 2021. After an initial flurry of registration activity following the launch, new registrations have stabilized at approximately 1,500-1,600 per week. As of June 30, 2021, Yesway Rewards loyalty members accounted for more than 19% of all transactions within our Yesway-branded stores, and this initial registration activity points to widespread acceptance by Allsup's customers as well. As of June 30, 2021, we had over 155,000 total loyalty members across our Yesway and Allsup’s rewards programs, over 50% of whom have downloaded our mobile app and visit our stores more than seven times per month. As customer traffic continues to recover from a COVID-related slowdown in 2020, we are already seeing an upward trend in loyalty transaction penetration rate among our other metrics.
Fleet Management Card
We drive fuel, merchandise, and foodservice sales via the Fleet category. We believe there are opportunities for incremental transactions and margin across the category. Our low-cost operation allows us to compete with traditional truck stop chains for a portion of the over-the-road professional driver segment, in order to do so we are increasing payment card acceptance, participation in discount networks, and forging new relationships with individual fleets. Additionally, the Yesway Corporate Fleet Card is a versatile tool to drive new business which affords corporate customers savings on fuel expenses, enables tighter purchase controls, and simplifies their reporting and expense process.
Acquisition History
Since 2015, we have successfully completed 24 acquisitions totaling 451 acquired stores. Shortly after our founding in December 2015, we made a number of smaller initial acquisitions to establish our foothold in the convenience retail industry with 10 stores. Throughout 2016 and 2018, we invested in our accounting, IT, and operational infrastructure, and completed a series of tuck-in acquisitions to grow our store base to 147 stores. By the end of 2018, we had stores in nine states and were the fastest growing convenience store chain in the U.S. In November 2019, we consummated the transformative Allsup’s acquisition, which added 304 stores and nearly tripled our store count. Going forward, we expect to continue to pursue our acquisition strategy, in addition to executing on our planned store remodels and raze and rebuilds.

Transformative Acquisition—Allsup’s (2019)
The combination of Allsup’s and Yesway’s portfolios created one of the largest independent convenience store operators in the U.S., transforming our scale, providing us with access to new geographies and customers, and creating significant growth opportunities.
At the time of the acquisition in November 2019, the Allsup’s brand was one of the largest independent convenience store chains in the U.S. with a footprint of more than 300 stores. Allsup’s was founded in 1956 by the Allsup family, who operated the business for more than 60 years, and was based in Clovis, New Mexico. Allsup’s prides itself on innovation, as it was one of the first convenience stores in the region to offer 24-hour self-service gasoline and was an early implementer of selling freshly cooked foods on-site. The Allsup’s foodservice platform is centered around its signature deep-fried burrito and its locations feature an array of staple grocery products like milk, eggs, and bread. The Allsup’s portfolio benefits from strong brand recognition and customer loyalty, driven by the Company’s geographic focus on smaller, underserved communities and differentiated foodservice platform.
We are in the process of realizing efficiencies through eliminating redundant overhead labor, implementing Yesway’s technological platform at Allsup’s locations, and replacing existing supplier agreements with more favorable terms. Additionally, we plan to capitalize on Allsup’s differentiated assets such as its foodservice and grocery offering, and drive growth by rolling them out across the broader Yesway platform. Finally, we significantly bolstered our leadership team with the addition of a number of highly experienced Allsup’s executives.
Awards and Accolades
Our Company and our employees have been recognized for our exemplary offering and leadership abilities. Listed below is a sample of the many awards and accolades that have been bestowed upon the Company and our employees over the past few years.

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Thomas N. Trkla named Entrepreneur of the Year 2021 Southwest Award Winner.

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Yesway coffee selected among the 20 Great Coffee Programs by Technomic.

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Named the Convenience Store Chain of the Year by CStore Decisions in 2021.

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Ranked #2 in the Top 20 Growth Chains by CS News in 2020.

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Ranked #1 in the Top 20 Growth Chains by CS News in 2019.

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Won Bronze for Loyalty & Advocacy in the 2018 Loyalty 360 Customer Experience Awards.

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Won the 2018 Paytronix Loyaltee Award for Best Convenience Store Loyalty Launch.

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Named the Chain to Watch by CStore Decisions in 2017.

Information Technology and Data Analytics
We utilize our information technology infrastructure to facilitate data-driven management decisions. Robust technology systems are critically important to growing in the convenience retail industry, and we have deployed state-of-the-art IT solutions to support the business requirements of our stores, corporate offices, and Company performance. We maintain up-to-date records on every store and have commissioned demographic analytics at a 1-, 3-, and 5-mile radius, giving us valuable and granular insights on all of our customers. We have been able to meaningfully reduce costs through the institutionalization of technology infrastructure.
In an industry that has historically been slow to adopt technology, we have introduced the following technology to facilitate data-driven decision making over the last five to six years:
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PDI, the premier solution in enterprise management software for the convenience retail and petroleum wholesale markets;

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Leading Point-of-Sale (“POS”) solutions, in part specifically tailored for the fuel and convenience store industry;

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Automatic Tank Gauges (“ATG”) that include probes in the underground storage tanks for the monitoring of fuel volumes in each tank and environmental compliance;

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Fuel pricing software allows us to monitor fuel pricing on a store-by-store basis based on market intelligence;

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Electronic onboarding and time management systems that enable us to effectively train our employees and manage payroll; and

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Other technology programs, including state-of-the-art security systems, invoice processing software, Electronic Data Interface (“EDI”) and loyalty program management software.

We have a strong track record of integrating businesses with different technological capabilities, and have identified and realized a significant amount in technology-related synergies following the Allsup’s acquisition.
Suppliers and Distribution
We have benefited from long-standing relationships with strong merchandise suppliers. On the inside merchandise side, we are serviced by convenience-focused mainline distributor AMCON, and we are also a member of Affiliated Foods, a grocery wholesale co-op that distributes merchandise to all of our Allsup’s branded stores. We are not substantially dependent on any of our merchandise supply agreements, as such, we believe that the loss of any such supplier would generally not result in a material disruption to our merchandise supply chain and on the Company’s ability to operate its business.
For our fuel supply, we partner with oil refiners, primarily Alon and Valero, who maintain attractive economics in the marketplace given the proximity to our stores of their refineries and terminals and provide reliable access to fuel in times of sparse supply. The lack of exclusivity in our contracts gives us the freedom to optimize our fuel supply cost, and our increasing scale provides for significant negotiating leverage. We are in the process of renewing our contract with Alon that expired on May 31, 2021. Our other major fuel suppliers include BP, Cenex, Conoco, Phillips 66, Shell, and Sinclair. We operate both Yesway- and Allsup’s-branded fuel locations that source fuel from our partners but operate under our brand names. We are not substantially dependent on any of our fuel supply agreements, as such, we believe that the loss of any such supplier would generally not result in a material disruption to our fuel supply chain and on the Company’s ability to operate its business.
Yesway has fuel delivered to its stores by numerous suppliers including Groendyke, Coastal, Wes-T-Go Fuels, Pro Petroleum, and Harms Oil. All of these distribution partners are independent third-party fuel providers; we do not engage in fuel transportation. We purposely use multiple fuel suppliers to ensure that we maintain redundancy and are not tied to any single fuel supplier.
Competition
Yesway and Allsup’s operate in the highly competitive convenience retail industry against other businesses that sell prepared foods, convenience items and motor fuels. Our stores, which are located in smaller towns, compete principally with other local convenience and grocery stores, prepared food outlets and quick service restaurants. Many of the convenience stores that we compete with in these smaller towns are single-store operations owned by “mom and pop.”
Given our rural and suburban footprint, we face limited competition from other retailers that have been expanding their convenience items offering, including national grocery stores, mass-merchants, large warehouse retail stores, dollar stores and drugstores.
Major competitive factors include location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness, and safety. We believe that we compete favorably across these factors taken as a whole. We believe our deep understanding of the industry and communities we operate in makes us well suited to meet the particular challenges retailers in our industry face.
Commitment to Our Communities
Environmental Sustainability and Social Responsibility Initiatives
We are deeply committed to the communities in which we operate, and we place a great deal of importance on being socially responsible. Recognizing that while part of our operations are centered on the sale of fuel, we are cognizant of the impact of fossil fuels on the environment and care deeply about the environmental health and safety of our communities. In the spirit of that commitment, we have pledged to invest a minimum of $3.0 million over the next five years in green initiatives and causes that are devoted to protecting the environment. Our initial investment will be made through an investment platform focused on energy transition venture deals. We plan to pursue additional actions to make corporate social responsibility a key component of our business, including by increasing our minimum annual commitment to green initiatives or by donating to such initiatives, and hope to continue this effort and commitment to our values.
Diversity and Inclusion
We are committed to ensuring a diverse and inclusive workforce that reflects our consumers and the communities we serve. We are proud to say that women make up a majority of our workforce and over 40% of our employees identify as people of color. We are committed to a culture of diversity and will continue to promote an inclusive environment at all levels of our company.
We also remain dedicated to the health, safety, and well-being of our team members. We have created our Hospitality Heroes program and expanded it to all Yesway and Allsup’s stores to recognize and financially reward our staff members who were nominated by our customers as showing compassion, adhering to company guidelines, and remaining positive under pressure during the COVID-19 pandemic in their interactions with such customers. Our Hospitality Heroes program was created to recognize and honor the service and commitment of our essential worker team members who worked on the frontline of the pandemic and continue to do so with true commitment to the communities we serve.
Government Regulation and Compliance
Our operations are subject to numerous legal and regulatory restrictions and requirements at the federal, state and local levels. With regard to fuel, these restrictions and requirements relate primarily to the transportation, storage and sale of petroleum products, including stringent environmental protection requirements. We are also subject to the Petroleum Marketing Practices Act (“PMPA”), which is a federal law that applies to the relationships between fuel suppliers and wholesale distributors, as well as between wholesale distributors and dealers, regarding the marketing of branded fuel. The law is intended to prevent the arbitrary or discriminatory cancellation, or nonrenewal, of dealership agreements and stipulates limitations on the cancellation, or non-renewal, of agreements for distribution of branded fuel, unless certain conditions are satisfied.
We hold various federal, state, and local licenses and permits, some of which are perpetual, but most of which must be renewed annually. These include general business licenses, lottery licenses, licenses and permits in connection with the sale of cigarettes and other tobacco products, licenses in connection with the operation of gaming machines, licenses in connection with the sale of alcoholic drinks, licenses and permits that are required in connection with the sale, storage and dispensing of fuel, licenses that are required for the operation of convenience stores and licenses to sell food products.
Europay, MasterCard and Visa, or EMV, is a global standard for credit cards that uses computer chips to authenticate and secure chip-card transactions. The liability for fraudulent credit card transactions shifted from the credit card processor to us in October 2015 for transactions processed inside the convenience stores and in April 2021 for transactions at our fuel dispensers, unless we are EMV-compliant. We have upgraded all of our inside point-of-sale machines to be EMV-compliant, and we are upgrading our fuel dispensers to be EMV-compliant, with approximately 93% of retail locations completed as of August 31, 2021. We do not expect to upgrade the remaining sites prior to the end of 2021 and accordingly, may be subject to liability for fraudulent credit card transactions processed at these locations.
Our operations are subject to federal and state laws governing such matters as minimum wage, overtime, working conditions and employment eligibility requirements. Recently, proposals have emerged at local, state and federal levels to increase minimum wage rates.
We are subject to local, state and federal laws and regulations that address our properties and operations, including, without limitation the transportation, storage and sale of fuel, which have a considerable impact on our operations, including compliance with the requirements and regulations of the U.S. Environmental Protection Agency (“EPA”) and comparable state counterparts. We are required to comply with the following regulations, among others:
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The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and comparable state and local laws, which imposes strict, and under certain circumstances, joint and several, liability, without regard to fault, on the owner and operator as well as former owners and operators of properties where a hazardous substance has been released into the environment, including liabilities for the costs of investigation, removal or remediation of contamination and any related damages to natural resources.

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The Resource Conservation and Recovery Act (“RCRA”) gives EPA the authority to control hazardous waste from the “cradle-to-grave.” This includes the generation, transportation, treatment, storage, and disposal of hazardous waste. RCRA also address environmental problems that could result from underground tanks storing fuel and other hazardous substances.

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The Clean Air Act (“CAA”) and comparable state and local laws which impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process or associated with remediation systems. Under the CAA and comparable state and local laws, permits are typically required to emit regulated air pollutants into the atmosphere.

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The federal Occupational Safety and Health Act (“OSHA”) provides protection for the health and safety of workers. In addition, OSHA’s hazard communication standards require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

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Oil Pollution Act.

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Emergency Planning and Community Right-to-Know Act (“EPCRA”).

The EPA, and several states, have established regulations concerning the ownership and operation of above ground fuel storage tanks (“ASTs”) and underground fuel storage tanks (“UST”), the release of hazardous substances into the air, water and land, the storage, handling disposal and transportation of hazardous materials, restrictions on exposure to hazardous substances and maintaining safety and health of employees who handle or are exposed to such substances. In addition, we are subject to regulations regarding fuel quality, fuel dispensing, and air emissions.
We are committed to compliance with all applicable environmental laws and regulations. Our environmental department maintains direct interaction with federal, state and local environmental agencies for each state in which we operate. As part of our environmental risk management process, we engage environmental consultants and service providers to assist in analyzing our exposure to environmental risks by developing remediation plans, providing other environmental services, and taking corrective actions as necessary.
Trademarks and Other Intellectual Property
We use a combination of intellectual property rights, including trademarks, trade secrets and contractual rights to protect our brand. We have registered or applied to register certain of our trademarks in the United States and Canada.
In addition, we have a number of non-exclusive licenses to use various trademarks within the framework of its field of activities for the supply and sale of branded fuels at certain locations, where the usage rights in those commercial names has been extended to us within the framework of agreements for the purchase and marketing of fuels from those suppliers.
Human Capital Resources
As of June 30, 2021, Yesway had more than 5,350 employees, including approximately 4,090 full-time employees and 1,260 part-time employees, with approximately 5,120 being in retail positions and 230 filling corporate and field management positions. None of our employees are represented by a labor union or have terms of employment that are subject to a collective bargaining agreement.
We believe our employees are the reason for our success. We are committed to creating a high performing culture that attracts, motivates, retains and rewards top talent, and we have put in place certain initiatives to achieve this goal. For example, we have created a behavioral-based interviewing program and we have implemented a bonus incentive program for our employees that is based on Company performance, personal performance, and achievement of certain sales targets, We also offer comprehensive training, focusing on customer service, operational duties, policies, and safety, to our new and existing employees through on-the-job instruction and online modules, including offerings by Yesway University, our online learning portal. We plan to develop a more robust leadership training program for retail employees at all levels. When acquiring or building new stores, employees are hired and trained by dedicated operations subject matter experts to ensure a seamless integration. In addition, we promote employee retention by providing competitive wages and attractive benefits, and running strategic engagement initiatives, such as Hospitality Heroes, now in its third iteration, which was created to recognize and reward exceptional service of our team members in our stores. Our employee turnover has been significantly lower than the industry average, which we believe is directly attributable to our training programs, attractive benefits, mission, and values.
Legal Proceedings
We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations.

MANAGEMENT
The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):
Name	Age	Position(s)
Thomas N. Trkla	62	Chairman, Chief Executive Officer, President and Director
Ericka L. Ayles	43	Chief Financial Officer and Treasurer
Kurt M. Zernich	56	General Counsel and Secretary
Thomas Brown	65	Director Nominee
Steven DeSutter	67	Director Nominee
Ronald C. Lewis	63	Director Nominee
Jayne M. Rice	54	Director Nominee
Jill Soltau	54	Director Nominee
Executive Officers and Directors
Thomas Nicholas Trkla is the founder of Yesway, Inc. and has served as Yesway, Inc.’s Chairman, Chief Executive Officer, President and as a member of our board of directors since its formation. He is also the Chairman, and Chief Executive Officer of Brookwood Financial Partners, LLC, our sponsor, which he founded in May 1993, and Parent as well as a member of Brookwood’s and Parent’s Executive and Investment Committees. Mr. Trkla currently serves as an Advisory Committee member of the Massachusetts Campaign for Children, a non-profit statewide child advocacy organization, a Director of the Princeton Association of New England, a Director of the Foundation for Excellence in Higher Education, a member of the Advisory Council for the James Madison Society at Princeton University, and a member of the Urban Land Institute. In 2021, Mr. Trkla was named an Entrepreneur of The Year® 2021 Southwest Award winner by Ernst & Young LLP. Mr. Trkla holds a Bachelor of Arts degree from Princeton University and a Master of Management degree from the Kellogg School of Management at Northwestern University. In 2004, he completed the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School.
We believe Mr. Trkla is qualified to serve on Yesway, Inc.’s board of directors due to his extensive experience in the industry, broad financial expertise, years of leadership experience and his knowledge of our business in particular, gained through his services as our founder, Chairman and Chief Executive Officer.
Ericka L. Ayles has served as Yesway, Inc.’s Chief Financial Officer and Treasurer since its formation. She is also a Managing Director and the Chief Financial Officer of Brookwood Financial Partners, LLC as well as a member of Brookwood’s and Parent’s Executive and Investment Committees. Prior to joining Brookwood and Yesway, Ms. Ayles worked as client manager for JDJ Family Office Services, a private financial and administrative service company for high-net-worth families and individuals. From 2002 until 2014, Ms. Ayles worked at New Boston Fund, Inc. as Vice President of Portfolio and Financial Reporting. Previously, Ms. Ayles was a Senior Associate at PricewaterhouseCoopers, LLP. In 2019, she was recognized as a Senior Level Leader in the annual CS News “Top Women in Convenience” awards program. Ms. Ayles holds a Bachelor of Science in Accounting from Bryant College. In 2017, she completed the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School.
Kurt M. Zernich has served as Yesway, Inc.’s General Counsel and Secretary since its formation. He is also a member, Senior Managing Director, Director of Asset Management, and General Counsel for Brookwood Financial Partners, LLC as well as a member of Brookwood’s and Parent’s Executive and Investment Committees. Prior to joining Brookwood, Mr. Zernich was a Private Equity and Mergers and Acquisitions Associate at the Chicago law firm of Ungaretti & Harris. Prior to entering the practice of law, Mr. Zernich worked at the cash management division of the Pennsylvania Treasury Department. Mr. Zernich holds a Bachelor of Science in Finance from the University of Virginia, a Master of Business Administration from the University of Pittsburgh and a Juris Doctor degree from the Northwestern University School of Law. In 2018, he completed the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School.

Thomas Brown is expected to serve on our board of directors following this offering. Mr. Brown has been the President and Director of Real Estate Acquisitions for Brookwood since 2015, where he is also a member of Brookwood’s Executive and Investment Committees. He was previously a Senior Managing Director at Brookwood from 1994 to 2015. Prior to joining Brookwood in 1994, Mr. Brown was a Vice President of Winthrop Management, a wholly-owned subsidiary of Winthrop Financial Associates, a Boston-based real estate investment and management firm. Mr. Brown also previously served as President of a publicly held national real estate firm. Mr. Brown is currently a member of the Urban Land Institute, the National Association of Office and Industrial Parks and the International Council of Shopping Centers. Mr. Brown holds a Bachelor’s of Business Administration in Accounting and Finance from the University of Texas and a Master of Business Administration from the University of Dallas. In 2018, he completed the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School.
We believe Mr. Brown is qualified to serve on the board of Yesway, Inc. because of his experience managing real estate investments and acquisitions.
Steven C. DeSutter is expected to serve on our board of directors following this offering. From March 2014 to February 2020, Mr. DeSutter served as Chief Executive Officer of Focus Brands, a leading developer of global, multi-channel food service brands, including Auntie Annie’s, Carvel, Cinnabon, Jamba, McAlister’s Deli, Moe’s Southwest Grill, and Schlotzsky’s. Prior to that, from June 2008 to February 2014, Mr. DeSutter served as President of Stripes LLC, a chain of more than 700 convenience stores in Texas, Louisiana, New Mexico, and Oklahoma. Previously, he served as Executive Vice President of TurnWorks Inc. from September 2006 to June 2008 where, in an advisory role, he was interim Executive Vice President of Operations for QIP Holder LLC from July 2007 to January 2008. From August 2004 to August 2006, Mr. DeSutter also served multiple positions at Burger King. Mr. DeSutter began his career at British Petroleum, where he spent 18 years in a variety of operations, marketing and finance roles. Mr. DeSutter holds a Bachelor of Science degree in commerce from Niagara University in New York State.
We believe Mr. DeSutter is qualified to serve on the board of Yesway, Inc. because of his extensive leadership experience and his particular knowledge and experience in strategic planning, food service and convenience store businesses.
Ronald C. Lewis is expected to serve on our board of directors following this offering. Mr. Lewis is the President, Chief Executive Officer and Director of the Rockwell Fund, Inc., a private philanthropic foundation focused on providing grants to non-profit organizations in Houston, Texas. Mr. Lewis also currently serves as a Director of Rockwell Lumber Company. Prior to joining Rockwell, Mr. Lewis served as City Attorney for the City of Houston, Texas, a $5 billion-dollar municipal corporation with more than 20,000 employees, from 2016 to 2020. Before serving as City Attorney, Mr. Lewis was a partner at Marshall & Lewis, LLP from 2006 until 2016, where he focused on litigation for businesses and individuals in the energy, real estate, construction, financial and manufacturing industries. Mr. Lewis was also previously a partner at Baker Botts L.L.P. from 1991 to 2006. Mr. Lewis currently serves as a Director of Every Texan, a non-profit organization focused on providing access to healthcare and education to underserved communities in Texas, and has held director positions at several other nonprofit boards. Mr. Lewis holds a Bachelor of Arts degree in public policy from Princeton University and graduated cum laude with a Juris Doctorate from Harvard Law School.
We believe Mr. Lewis is qualified to serve on the board of Yesway, Inc. due to his extensive leadership and legal experience.
Jayne M. Rice is expected to serve on our board of directors following this offering. Ms. Rice is a member, Managing Director, and the Director of Institutional Sales, Marketing and Investor Relations for Brookwood. Ms. Rice is also a member of Brookwood’s Executive and Investment Committees. Prior to joining Brookwood, Ms. Rice was the Director of Marketing and Client Services for a global emerging markets hedge fund. From 1990 to 2004, Ms. Rice was a senior executive at Marsh & McLennan, Inc., a professional services firm providing advice and solutions in risk, strategy and people. Ms. Rice currently serves as a Director for North Shore Bank and previously served as a Director of the Board of Trustees of Endicott College and the Big Sister Association of Greater Boston and Girls Inc. of Lynn. She was also a trustee of Brookwood School, where she served as the President of the Parents’ Association and is currently a member of The Boston Club and WIRE (Women in Real Estate). In 2019, Ms. Rice was recognized as a Woman of the Year in the annual CS News “Top Women in Convenience” awards program and was the recipient of a “10 Outstanding Women”

in real estate award by the Boston Real Estate Times for 2019. Ms. Rice holds a Bachelor of Arts degree in History from Yale University. Ms. Rice completed the Fundamentals of Finance for the Technical Executive program at the MIT Sloan School of Management in 2002 and the Oxford Strategic Leadership Programme at the University of Oxford’s Saïd Business School in 2017.
We believe Ms. Rice is qualified to serve on the board of Yesway, Inc. because of her experience working with current and prospective institutional investors on all aspects of capital sourcing, marketing, and investor relations.
Jill A. Soltau is expected to serve on our board of directors following this offering. Ms. Soltau also serves as a member of the board of directors for AutoZone, Inc. She served as the Chief Executive Officer and a member of the board of directors of J.C. Penney Company, Inc. from October 2018 through December 2020. Prior to that, from February 2015 to October 2018, she served as President and Chief Executive Officer of JoAnn Stores Inc. Ms. Soltau also served as President of Shopko Stores Operating Co. LLC and has held senior level positions in national and regional retailers, including Kohl’s and Sears Holdings Corporation. Ms. Soltau received a Bachelor of Science degree in retail merchandising and management from the University of Wisconsin-Stout.
We believe Ms. Soltau is qualified to serve on the board of Yesway, Inc. because of her extensive leadership experience and her particular knowledge and experience managing national and regional retailers.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our board of directors, which will consist of seven members upon consummation of the Transactions. Our amended and restated certificate of incorporation will provide that the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors (provided that such number shall not be less than the aggregate number of directors that the parties to the Stockholders Agreement are entitled to designate from time to time). Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Prior to the consummation of the Transactions, we will enter into the Stockholders Agreement with Brookwood, pursuant to which each party thereto will agree to vote, or cause to be voted, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of           . Immediately following the consummation of the Transactions, Brookwood will own           shares of Class B common stock of Yesway, Inc., which represents approximately % of the combined voting power of all of Yesway, Inc.’s common stock. For a description of the terms of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
In accordance with our amended and restated certificate of incorporation which will be in effect immediately prior to the consummation of the Transactions, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•
the Class I directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in 2022;

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the Class II directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

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the Class III directors will be           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.
Director Independence
Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that         ,          and           are each an “independent director,” as defined under the rules of the Nasdaq Stock Market.
Controlled Company Exception
After the consummation of the Transactions, Brookwood will have more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the rules of the Nasdaq Stock Market and intend to elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the Nasdaq Stock Market; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. Immediately following the consummation of the Transactions, we intend to rely on certain of the exemptions listed above, and we will not have an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. We may also elect to rely on additional exemptions for so long as we remain a “controlled company.” Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq Stock Market, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks related to the Offering and Ownership of Our Class A Common Stock—We are a “controlled company” within the meaning of the rules of the Nasdaq Stock Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”
Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee, compensation committee and environmental, social and governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Audit Committee
Our audit committee will be responsible for, among other things:

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appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;

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discussing with our independent registered public accounting firm their independence from management;

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discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

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approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

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reviewing our policies on risk assessment and risk management;

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reviewing related person transactions; and

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establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters, and for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.

Upon the consummation of the Transactions, our audit committee will consist of         ,          and         , with          serving as chair. Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Stock Market require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that         ,          and          each meet the definition of “independent director” under the rules of the Nasdaq Stock Market and the independence standards under Rule 10A-3 of the Exchange Act. Each member of our audit committee meets the financial literacy requirements of the rules of the Nasdaq Stock Market. In addition, our board of directors has determined that          will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.yesway.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
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identifying individuals qualified to become members of our board of directors, consistent with criteria set forth in our corporate governance guidelines and in accordance with the terms of the Stockholders Agreement;

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annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

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developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of         ,          and          with          serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the Nasdaq Stock Market, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.          and          do not qualify as “independent directors” under the rules of the Nasdaq Stock Market. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.yesway.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
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reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

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making recommendations to the board of directors regarding director compensation; and

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reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the consummation of the Transactions, our compensation committee will consist of         ,          and          with          serving as chair. We intend to avail ourselves of the “controlled company” exception under the rules of the Nasdaq Stock Market, which exempts us from the requirement that we have a compensation composed entirely of independent directors.          does not qualify as “independent director” under the rules of the Nasdaq Stock Market. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.yesway.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Environmental, Social and Governance Committee.
Our environmental, social and governance committee will be responsible for, among other things:
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oversight and implementation of the company’s environmental, social, and governance initiatives;

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reporting on the company’s ongoing commitment to environmental, health and safety, social responsibility, governance, and other related matters; and

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otherwise taking a leadership role in shaping and overseeing our strategy as it relates to environmental and social matters.

Upon the consummation of the Transactions, our environmental, social and governance committee will consist of          ,           and           with           serving as chair. Our board of directors will adopt a written charter for the environmental, social and governance committee, which will be available on our principal corporate website at www.yesway.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight
Our audit committee will be responsible for overseeing our risk management process. Our audit committee will focus on our general risk management policies and strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Risk Considerations in our Compensation Program
We conducted an assessment of our compensation policies and practices for our employees and concluded that these policies and practices are not reasonably likely to have a material adverse effect on our Company.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Ethics and Code of Conduct
Prior to the completion of the Transactions, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.yesway.com. In addition, we intend to post on our website all disclosures that are required by law or the rules of the Nasdaq Stock Market concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
In this Compensation Discussion and Analysis (“CD&A”) set forth below, we provide an overview and analysis of the compensation awarded to or earned by our named executive officers identified in the Summary Compensation Table below during fiscal 2020, including the elements of our compensation program for named executive officers, material compensation decisions made under that program for fiscal 2020, and the material factors considered in making those decisions. Our named executive officers for the year ended December 31, 2020 consist of the individuals we expect to serve as our Chief Executive Officer, Chief Financial Officer and the other executive officer who we expect to designate upon completion of this offering (collectively, the “named executive officers”) are:
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Thomas N. Trkla, Chairman, Chief Executive Officer, President and Director;

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Ericka L. Ayles, Chief Financial Officer and Treasurer; and

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Kurt M. Zernich, General Counsel and Secretary.

As a newly formed company immediately prior to this offering, we did not have executive officers for fiscal year 2020. Rather, our named executive officers were officers of our sponsor Brookwood. Prior to this offering, the compensation elements, decisions and objectives for fiscal year 2020 were determined by Brookwood or our Chief Executive Officer, which are described below. During 2020, our named executive officers performed roles for both our business and other Brookwood entities and affiliates. Accordingly, the compensation described in this CD&A and reported in the accompanying tables represents the 2020 compensation for services by our named executive officers to our business.
The information described herein is largely historical, but we expect to adopt a public company compensation structure for our executive officers following the completion of this offering. In keeping with our new role as a publicly held company, we also intend to maintain a commitment to strong corporate governance in connection with our named executive officer compensation arrangements where our newly formed compensation committee will work with management to develop and maintain a compensation framework following this offering that is appropriate and competitive for a public company.
Details of our Compensation Program
Compensation Philosophy, Objectives and Rewards
Historically, the Brookwood executive compensation program has been designed to motivate, attract and retain key executive talent to ensure our success. The program seeks to align executive compensation with applicable financial and strategic objectives and performance, including by providing executives with an equity participation stake in Brookwood’s various residual participation plans to ensure their interests are aligned with maximizing Brookwood performance. Brookwood has provided compensation packages that were designed to be fair and competitive and that are designed to incentivize executives to meet and exceed business goals. Brookwood’s compensation programs for its executives have historically been weighted towards rewarding both short- and long-term performance incentives through a mix of cash and equity residual compensation, providing executives with an opportunity to share in the appreciation of the firm’s investments and the business over time. We have historically not provided significant perquisites to our executives, including our named executive officers.
Following our IPO, we expect to continue to make determinations regarding compensation to be paid to our named executive officers based on our compensation objectives of attracting, incentivizing and retaining key employees, including our named executive officers, and emphasizing the link between pay and performance. In keeping with our new role as a publicly held company, we also intend to maintain a commitment to strong corporate governance in connection with our named executive officer compensation arrangements.
Determination of Compensation
Historically, our Chief Executive Officer, Mr. Trkla, has been responsible for designing and administering executive compensation programs, aligned with the overall compensation program philosophy established by Mr. Trkla. Compensation for our named executive officers was determined by Mr. Trkla (other than with respect to his own compensation), while Mr. Trkla’s compensation was negotiated and determined between himself and other Brookwood personnel. The compensation arrangements have been influenced by a variety of factors, including the relevant experience of the individual, competitive standards of pay, business conditions and performance.
We expect that our board of directors and the compensation committee will make future compensation decisions with respect to our named executive officers following the completion of this offering. As we continue to develop a public company compensation structure, we anticipate that we will increasingly rely on benchmarking and other market data provided by external consultants in setting compensation for our executive officers, including our named executive officers. Accordingly, the compensation paid to our named executive officers for fiscal year 2020 is not necessarily indicative of how we will compensate our named executive officers after this offering.
Role of Compensation Consultant in Determining Executive Compensation
Historically, the company had not engaged the services of an executive compensation advisor in reviewing and establishing our compensation programs and policies. In connection with our preparation for this offering and designing our go-forward compensation programs once we become a publicly held company, we engaged Pearl Meyer, an independent compensation consulting firm, to provide executive compensation advisory services, help evaluate our compensation philosophy and objectives, and provide guidance in administering our executive compensation program.
Elements of Our Executive Compensation Program
Historically, our executive compensation program consisted of the following elements, each established as part of our program in order to achieve the compensation objective specified below:
Compensation Element	Compensation Objectives Designed to be Achieved and Key Features
Base Salary	Attracts and retains key talent by providing base cash compensation at competitive levels
Cash-Based Incentive Compensation	Provides short-term incentives based on annual performance
Equity-Based Compensation	Provides long-term incentives to drive financial and operational performance
Retirement Benefits	Attracts and retains key talent by providing vehicles to plan for the future
We do not currently have formal policies relating to the allocation of total compensation among the various elements of our compensation program.
Base Salaries
The base salaries of our named executive officers are an important part of their total compensation package, and are intended to reflect their respective skills and responsibilities. Base salary is a visible and stable fixed component of our compensation program. For 2020, base salaries for our named executive officers were determined by our Chief Executive Officer (and with respect to his own base salary, in consultation with other Brookwood personnel) at levels deemed competitive and reflective of the executive’s position. Following this offering, we intend to evaluate the mix of base salary, short-term incentive compensation, and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders.

The following table sets forth the base salaries of our named executive officers for fiscal 2020:
Named Executive Officer	Fiscal 2020 Base Salary
Thomas N. Trkla	$625,000
Ericka L. Ayles	$225,000
Kurt M. Zernich.	$272,890
In connection with this offering, the board of directors approved base salary increases for Mr. Trkla, Ms. Ayles and Mr. Zernich to $1,080,000, $590,000 and $410,000, respectively, effective as of the consummation of this offering.
Cash-Based Incentive Compensation
Our executives were eligible to receive discretionary variable cash bonuses earned based on Brookwood financial performance and a qualitative assessment of individual performance, as determined by Mr. Trkla in consultation with Brookwood personnel. We believe that providing discretionary bonuses has incentivized executives to achieve superior Brookwood financial performance as well as individual performance. With respect to 2020, Mr. Trkla elected not to receive a discretionary bonus and, as a result, only Ms. Ayles and Mr. Zernich received discretionary cash bonuses for services in 2020.
The following table sets forth the cash incentive bonuses of our named executive officers for fiscal 2020:
Named Executive Officer	Fiscal 2020 Incentive Bonus
Thomas N. Trkla	$—
Ericka L. Ayles	$60,000
Kurt M. Zernich.	$60,000
Following the completion of this offering, we expect that our board of directors and/or the compensation committee will establish and administer a cash incentive program pursuant to which our executives will be eligible to earn cash bonuses based on the achievement of pre-established performance goals.
In connection with this offering, the board of directors approved target bonus opportunities for Mr. Trkla, Ms. Ayles and Mr. Zernich of 130%, 75% and 60% of their respective base salaries, effective as of the consummation of this offering.
Equity-Based Compensation
Our named executive officers currently hold profits interests in BW Ultimate Parent, LLC pursuant to the BW Ultimate Parent, LLC Unit Incentive Plan (“Parent Incentive Plan”) and award agreements thereunder. We refer to these profits interests as “Series P Interests.” Historically, our Chief Executive Officer has made all equity grant decisions with respect to our executive officers, and we anticipate that, upon completion of this offering, the compensation committee will, subject to approval by the board of directors as deemed necessary by the compensation committee, determine the size and terms and conditions of equity grants to our executive officers in accordance with the terms of the applicable incentive equity program.
The Series P Interests for each of the named executive officers vest as to 20% of such award on the date of grant and as to an additional 20% of such award on each of the first four anniversaries of the grant date such that 100% of the award is vested on the fourth anniversary of the grant date, subject to the executive’s continued service through such date (except those for Mr. Trkla’s personal company, which vest as to 100% of such award on the date of grant). The vesting of the Series P Interests is subject to full acceleration upon the occurrence of certain corporate transactions, including an initial public offering of Parent or any of its subsidiaries. As a result, the Series P Interests will accelerate and vest in full in connection with this offering.

The following table sets forth the profits interests as a percentage interest granted to our named executive officers in the 2020 fiscal year.
Named Executive Officer	2020 Series P Interests Granted
Thomas N. Trkla	0.68475%
Ericka L. Ayles	0.16400%
Kurt M. Zernich	0.15113%
In connection with the consummation of the Transactions, the Series P Interests in Parent held by our named executive officers will be exchanged into LLC Interests.
2021 Incentive Award Plan
We view equity-based compensation as a critical component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders.
We intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.
IPO Grants
In connection with this offering, we intend to grant stock options and restricted stock unit awards to certain of our employees, including our named executive officers, and directors under the 2021 Plan. We intend to grant, in the aggregate, equity awards with an aggregate value of approximately $4,549,250.
Under the 2021 Plan, we expect Mr. Trkla will be granted stock options with a value of $2,102,625 and restricted stock units with a value of $700,875, Ms. Ayles will be granted stock options with a value of $478,875 and restricted stock units with a value of $159,625, and Mr. Zernich will be granted stock options with a value of $399,375 and restricted stock units with a value of $133,125. Such awards will each vest over a period of three years in ratable annual installments, subject to the executive's continued service through the applicable vesting dates.
Perquisites and Other Benefits
We generally do not view perquisites as a material component of our executive compensation program.
We also do not generally provide any tax “gross ups” to our named executive officers.
Health and Welfare Benefits
Health/Welfare Plans.   For 2020, our named executive officers were eligible to participate in the Brookwood health and welfare plans, including:
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medical, dental and vision benefits;

•
medical and dependent care flexible spending accounts;

•
short-term and long-term disability insurance; and

•
life insurance.

Following the completion of this offering, we expect that our named executive officers will participate in our health and welfare plans.

None of our named executive officers participated in any supplemental health and welfare plans during 2020. We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
Deferred Compensation and Other Retirement Benefits
401(k) Plan
Our named executive officers currently participate in a 401(k)-retirement savings plan for Brookwood employees who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees of Brookwood. The 401(k) Plan permits Brookwood to make matching contributions to eligible participants. Currently, Brookwood matches 50% of contributions made by participants in the 401(k) plan up to 4% of the employee contributions. Employer matching contributions become 20% vested after one year of service and continue vesting thereafter at 20% per year until they are 100% vested following five years of service.
Following the completion of this offering, we expect that our named executive officers will participate in a Company 401(k) Plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.
Employment and Severance Arrangements
Prior to this offering, we were not party to any employment agreements with our named executive officers. We anticipate that we will enter into new employment and severance arrangements with our named executive officers as described below.
Tax Considerations
Section 409A of the Internal Revenue Code
Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.
Section 280G of the Internal Revenue Code
Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies that undergo a change in control. In addition, Section 4999 of the Code imposes a 20% penalty on the individual receiving the excess payment.
Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, the Compensation Committee will consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G of the Code. However, the Compensation Committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.
Section 162(m) of the Internal Revenue Code
Section 162(m) of the Code generally limits, for U.S. corporate income tax purposes, the annual tax deductibility of compensation paid to certain current and former executive officers to $1 million, subject to a transition rule for written binding contracts in effect on November 2, 2017, and not materially modified after that date. Prior to the enactment of the Tax Cuts and Jobs Act of 2017 (the “Tax Reform Act”), Section 162(m) included an exception for compensation deemed “performance-based”. Pursuant to the Tax Reform Act, the exception for “performance-based” compensation has been repealed, effective for tax years beginning after December 31, 2017 and, therefore, compensation previously intended to be “performance-based” may not be deductible unless it qualifies for the transition rule. Due to uncertainties in the applications of Section 162(m) and the Tax Reform Act, there is no guarantee that compensation intended to satisfy the requirements for deduction will not be challenged or disallowed by the IRS. Furthermore, although the Company believes that tax deductibility of executive compensation is an important consideration, the Compensation Committee in its judgement may, nevertheless, authorize compensation payments that are not fully tax deductible.
Accounting for Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718, “Stock Compensation.” The company also takes into consideration ASC Topic 718 and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.
COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
2020 Summary Compensation Table
The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal year ended December 31, 2020.
Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards($)(1)	All Other Compensation ($)(2)	Total($)
Thomas N. Trkla Chairman, Chief Executive Officer, President and Director	625,000	—	—	5,700	630,700
Ericka L. Ayles Chief Financial Officer and Treasurer	225,000	60,000	—	3,911	288,911
Kurt M. Zernich General Counsel and Secretary	272,890	60,000	—	5,700	338,590

(1)
Amounts reflect the full grant-date fair value of the Series P Interests in Parent granted during fiscal year 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all Series P Interests made to executive officers in Note 2 to the audited consolidated financial statements included in this prospectus.

(2)
Amounts reflect Company matching contributions to the 401(k) plan accounts of each of our named executive officers.

Grants of Plan-Based Awards in Fiscal 2020
The following table provides supplemental information relating to grants of plan-based awards made during fiscal 2020 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during fiscal 2020.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair value of Stock Awards ($)(5)
Thomas N. Trkla	12/18/2020(2)	—	—
	12/23/2020(2)	—	—
Ericka L. Ayles	12/18/2020(3)	—	—
	12/23/2020(3)	—	—
Kurt M. Zernich	12/18/2020(4)	—	—
	12/23/2020(4)	—	—

(1)
Represents the awards of Series P Interests in Parent granted to our named executive officers in 2020, which were granted on a percentage basis. As of December 31, 2020, Parent was not unitized and the Series P Interests did not represent a specific number of limited liability company units with respect to Parent.

(2)
Of the December 18, 2020 award of 0.52100% granted to Mr. Trkla, 0.12500% was granted to a trust established for the benefit of Mr. Trkla’s family members, 0.0210% was allocated to a personal company of Mr. Trkla and the remainder of such award was granted to Mr. Trkla in his individual capacity. Of the December 23, 2020 award of 0.16375% granted to Mr. Trkla, 0.01375% was granted to a trust established for the benefit of Mr. Trkla’s family members and the remainder of such award was granted to Mr. Trkla in his individual capacity.

(3)
On December 18, 2020 Ms. Ayles was granted a number of Series P Interests with respect to 0.11600% and on December 23, 2020 Ms. Ayles was granted a number of Series P Interests with respect to 0.04800%.

(4)
On December 18, 2020 Mr. Zernich was granted a number of Series P Interests with respect to 0.12325% and on December 23, 2020 Mr. Zernich was granted a number of Series P Interests with respect to 0.02788%.

(5)
Amounts reflect the full grant-date fair value of the Series P Interests in Parent granted during fiscal year 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all Series P Interests made to executive officers in Note 2 to the audited consolidated financial statements included in this prospectus.

Summary of Executive Compensation Arrangements
As described above, we were not party to any employment agreements with our named executive officers prior to this offering.
New Offer Letters
In connection with this offering, we entered into new offer letters with each of our named executive officers, effective as of the date of closing of this offering (the “Offer Letters”). In addition to providing for the executives’ base salary increases, target bonus opportunities and eligibility for equity awards (including the awards to be granted in connection with this offering), as described above, the Offer Letters also provide that each executive will be eligible to participate in the new Executive Severance Plan.
Executive Severance Plan
We intend to enter into an Executive Severance Plan in connection with this offering, pursuant to which our senior executives, including our named executive officers, may receive severance benefits in connection with certain terminations of employment. The material terms of the Executive Severance Plan have not yet been determined.
Outstanding Equity Awards at Fiscal Year-End Table
The following table sets forth certain information regarding the number of outstanding Series P Interests for each named executive officer as of December 31, 2020.

	Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Thomas N. Trkla	—(2)	—
Ericka L. Ayles	—(2)	—
Kurt M. Zernich	—(2)	—

(1)
These Series P Interests were issued as “profits interests” for U.S. federal income tax purposes and did not require the payment of an exercise price, but rather entitled the holder to participate in our future appreciation from and after the date of grant of the applicable Series P Interests. Each Series P Interest was granted with a threshold value, or “participation threshold”, applicable to such Series P Interest. The threshold amount represented the cumulative distributions that were required to have been made by us pursuant to the Parent limited liability company agreement before a grantee would have been entitled to receive any distributions or payments in respect of such grantee’s Series P Interests. The participation threshold for each grant of Series P Interests was $762,110,000.

(2)
Represents the unvested awards of Series P Interest in Parent held by our named executive officers as of December 31, 2020, which were granted on a percentage basis. As of December 31, 2020, Parent was not unitized and the Series P Interests did not represent a specific number of limited liability company units with respect to Parent. The Series P Interests vests to 20% of such award on the date of grant and as to an additional 20% of such award on each of the first four anniversaries of the grant date such that 100% of the award is vested on the fourth anniversary of the grant date, subject to the executive’s continued service through such date (excluding the portion of Mr. Trkla’s December 18, 2020 award allocated to his personal company, which was fully vested at grant). Mr. Trkla holds unvested Series P Interests with respect to 0.53100%, Ms. Ayles holds unvested Series P Interests with respect to 0.13120% and Mr. Zernich holds unvested Series P Interests with respect to 0.120904%, respectively.

(3)
The market value of our Series P Interests as of December 31, 2020 is not determinable. The values reflect the grant date fair value for such awards computed in accordance with ASC Topic 718. We provide information regarding the assumptions used to calculate the value of all Series P Interests made to executive officers in Note 2 to the audited consolidated financial statements included in this prospectus.

Option Exercises and Stock Vested Table
Stock Awards
Name	Number of Shares Acquired on Vesting(1) (#)	Value Realized on Vesting(2) ($)
Thomas N. Trkla	—	—
Ericka L. Ayles	—	—
Kurt M. Zernich	—	—

(1)
Represents vested Series P Interests for Mr. Trkla, Ms. Ayles and Mr. Zernich with respect to 0.15375%, 0.0328% and 0.030226%, respectively. During fiscal 2020, Parent was not unitized and the Series P Interests did not represent a specific number of limited liability company units with respect to Parent.

(2)
The market value of our Series P Interests as of their respective vesting dates is not determinable and accordingly, we cannot calculate the market value of the Series P Interests as of such date.

Pension Benefits
Our named executive officers did not participate in any defined benefit plans.
Nonqualified Deferred Compensation
Our named executive officers did not participate in any nonqualified deferred compensation plans.
Potential Payments Upon Termination or Change in Control
None of our named executive officers were entitled to severance benefits if his or her employment had been terminated for any reason on December 31, 2020.
Accelerated Vesting of Equity Awards
Upon the occurrence of a merger of Parent, an exchange of securities, dissolution, liquidation or sale or transfer of all or substantially all of its business or an initial public offering of Parent or its subsidiaries, all

Series P Interests subject to time-based vesting shall accelerate and vest. Notwithstanding the foregoing, in the event a change in control or other corporate transaction of Parent occurred on December 31, 2020, which would have triggered accelerated vesting of the Series P Interests, none of the named executive officers would have received any value in connection with such acceleration.
Compensation of our Directors
During fiscal 2020, there were no directors at the Company.
Non-Employee Director Compensation Policy
In connection with this offering, we adopted a compensation program for our non-employee directors that consists of annual cash retainer fees and equity compensation. Pursuant to this policy, each eligible non-employee director will receive an annual cash retainer of $100,000 that will be paid quarterly in arrears. In addition, an eligible director serving as the chairperson of the audit committee will receive an additional cash retainer of $25,000; the chairperson of the compensation committee will receive an additional cash retainer of $20,000; the chairperson of the nominating and corporate governance committee will receive an additional cash retainer of $15,000; and the chairperson of the environmental, social and governance committee will receive an additional cash retainer of $15,000. Additional retainer fees will not be paid solely for service on a committee.
Also, pursuant to this policy, we intend to grant such eligible non-employee directors an annual equity award of restricted stock units with a grant date value of $125,000 (with prorated awards made to directors who join after this offering on a date other than the date of an annual meeting), which will generally vest in full on the earlier of (i) the day immediately prior to the date of our annual stockholder meeting immediately following the date of grant and (ii) the first anniversary of the grant date, subject to the non-employee director continuing in service through such date. Each non-employee director serving at the time of the offering will receive a one-time restricted stock unit award with a grant date value of $93,750 in connection with the offering, which will vest on the first anniversary of the grant date, subject to the non-employee director’s continued service through the applicable vesting date. In the event of a change in control (as defined in the 2021 Plan), all outstanding equity awards granted to our non-employee directors pursuant to this policy will accelerate and vest in full.
Equity Incentive Plans
2021 Incentive Award Plan
In connection with this offering, we intend to adopt the 2021 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Eligibility and Administration
Our employees, consultants and directors will be eligible to receive awards under the 2021 Plan. Following our initial public offering, the 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the “plan administrator” below), subject to certain limitations that may be imposed under the 2021 Plan, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available
The aggregate number of shares initially available for issuance under the 2021 Plan will be equal to the sum of (1) a number of shares of Class A common stock equal to 12% of the shares of common stock determined as of immediately prior to this offering, plus (2) an annual increase on January 1 of each calendar year beginning in 2022 and ending on and including 2031, by an amount equal to the lesser of (a) 4% of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than a number of shares of Class A common stock equal to five times the initial share limit may be issued under the 2021 Plan upon the exercise of incentive stock options. Shares available under the 2021 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.
The share reserve formula under the 2021 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2021 Plan.
Awards granted under the 2021 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, will not reduce the shares available for grant under the 2021 Plan.
The 2021 Plan provides that the sum of compensation granted to a non-employee director pursuant to the 2021 Plan as compensation for services as a non-employee director during any calendar year shall not exceed the amount equal to $750,000. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.
Awards
The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, other stock-based awards, stock appreciation rights and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2021 Plan. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
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Stock Options.   Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders) and, unless otherwise specified in a stock option award agreement or by a stock option holder in writing, each vested and exercisable and in-the-money stock option automatically exercises on the last business day of such term. Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs.   SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction). The term of a SAR may not be longer than ten years and, unless otherwise specified in a

SAR award agreement or by a SAR holder in writing, each vested and exercisable and in-the-money SAR automatically exercises on the last business day of such term. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.
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Restricted Stock and RSUs.   Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. Holders of restricted stock generally have all of the rights of a stockholder upon the issuance of restricted stock. RSU holders have no rights of a stockholder with respect to shares subject to RSUs unless and until such shares are delivered in settlement of the RSUs. In the sole discretion of the plan administrator, RSUs may also be settled for an amount of cash equal to the fair market value of the shares underlying the RSU on the RSU’s maturity date, or a combination of cash and shares.

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Other Stock or Cash-Based Awards.   Other stock or cash-based awards are awards of cash, fully vested shares of our Class A common stock and other awards denominated in, linked to, or derived from shares of our Class A common stock or value metrics related to our shares. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Conditions applicable to other stock or cash-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

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Dividend Equivalents.   Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award terminates or expires, as determined by the plan administrator. Dividend equivalents paid with respect to an award that are based on dividends paid prior to the vesting of such award shall only be paid out to the extent the vesting conditions of the award are satisfied and the award vests.

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Performance Awards.   Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense), as may be adjusted by the Company; (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit (either before or after taxes); (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital (or invested capital) and cost of capital; (ix) return on stockholders’ equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends); (xix) regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product); (xx) implementation or completion of critical projects; (xxi) market share; (xxii) economic value; (xxiii) individual employee performance; or (xxiv) any combination of the foregoing, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Certain Transactions and Adjustments
The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a “change in control” of the Company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments
The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our Class A common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.
Plan Amendment and Termination
Our board of directors may amend, modify, suspend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. No ISO may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of (a) the date on which our board of directors adopts the 2021 Plan and (b) the date on which our stockholders approve the 2021 Plan.
2021 Employee Stock Purchase Plan
In connection with this offering, we intend to adopt the 2021 Employee Stock Purchase Plan, or the ESPP, subject to stockholder approval. The material terms of the ESPP, as it is currently contemplated, are summarized below. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP consists of two components: a Section 423 component, which is intended to qualify under Section 423 of the Code and a non-Section 423 component, which need not qualify under Section 423 of the Code. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Shares Available and Administration
A total of (1) a number of shares of Class A common stock equal to 1.5% of the shares of common stock determined as of immediately prior to this offering, plus (2) an annual increase on January 1 of each calendar year beginning in 2022 and ending on and including 2031, by an amount equal to the lesser of (a) 0.5% of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors will be reserved for issuance under our ESPP; provided that no more than a number of shares of our Class A common stock equal to ten times the initial share reserve may be issued under the Section 423 component of the ESPP. Our board of directors or the compensation committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee of our board of directors will be the initial administrator of the ESPP (referred to as the “plan administrator” below).
Eligibility
The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. We expect that our employees, other than employees who, immediately after the grant of a right to purchase Class A common stock under the ESPP, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our Class A common stock or other class of stock, will be eligible to participate in the ESPP. However, consistent with Section 423 of the Code as applicable, the plan administrator may provide that other groups of employees, including, without limitation, those customarily employed by us for 20 hours per week or less or five months or less in any calendar year, will not be eligible to participate in the ESPP.
Grant of Rights
The Section 423 Component of the ESPP will be intended to qualify under Section 423 of the Code and shares of our Class A common stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each purchase period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. We do not expect that any offering periods will commence under the ESPP at the time of this offering.
The ESPP will permit participants to purchase Class A common stock through payroll deductions of up to a specified percentage of their eligible compensation, which includes a participant’s gross cash compensation for services to us. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, under the Section 423 Component no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our Class A common stock. The option will expire on the earlier of (a) the last purchase date of the applicable offering period, (b) the last day of the applicable offering period or (c) the date on which the participant withdraws from the ESPP, and such option will be exercised on each purchase date during such offering period to the extent of the payroll deductions accumulated during the offering period. Unless the plan administrator otherwise determines, the purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon a participant’s termination of employment.
A participant will not be permitted to transfer rights granted under the ESPP other than by will, the laws of descent and distribution, and such rights are generally exercisable only by the participant.
Certain Transactions and Adjustments
In the event of certain transactions or events affecting our Class A common stock, such as any stock dividend or other distribution, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.
Plan Amendment and Termination
The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment to the ESPP that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations the employees of which are eligible to participate in the ESPP or as may otherwise be required under Section 423(b) of the Code or other applicable law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following are summaries of certain transactions and relationships with our directors, executive officers and stockholders and certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.
Related Party Agreements in Effect Prior to the Transactions
On January 4, 2019, we entered into a concession agreement (the “Concession Agreement”) with Beverly Beverage Company Texas, Inc. (“Beverly”), an affiliate of Brookwood, which allowed use of our facilities to operate a wine and beer beverage concession. Under the terms of the Concession Agreement, we received a concession fee of 8% of sales and a rental concession fee of 8% of sales. These fees totaled approximately $100,000, $600,000 and $800,000 during the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. In September 2020, we discontinued the Concession Agreement with Beverly.
Certain Brookwood employees provided us with services on an ongoing basis under a management service agreement (the “management agreement”) for which we accrued a total of approximately $50,000, $200,000 and $200,000 during the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. We intend to make operating distributions of $21 million from Parent to certain Continuing Equity Owners before the consummation of this offering.
In addition, we reimburse Brookwood for shared office space. During the years ended December 31, 2020, December 31, 2019 and December 31, 2018, such rent was approximately $300,000, $300,000 and $200,000, respectively. Further, we reimburse Brookwood for operating expenses incurred on our behalf, during the years ended December 31, 2020, December 31, 2019 and December 31, 2018, these reimbursements totaled approximately $200,000, $300,000 and $300,000, respectively.
The Transactions
In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase           LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Parent at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and estimated offering expenses payable by us.
Tax Receivable Agreement
As a result of the Blocker Mergers, we will succeed to certain tax attributes of the Blocker Companies (the “Blocker Attributes”). In addition, as a result of our organizational structure, we expect to obtain an allocable share of the existing tax basis of Parent’s assets, which tax basis is attributable to the LLC Interests being acquired in this offering and in the Blocker Mergers, an increase in our allocable share of the tax basis of Parent’s assets and an additional allocable share of the existing tax basis of Parent’s assets in the future, when (as described below under “—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right”) a Continuing Equity Owner receives Class A common stock or cash, as applicable, in connection with an exercise of such Continuing Equity Owner’s right to have LLC Interests held by such Continuing Equity Owner redeemed by Parent or, at our election, exchanged directly with us, or when Parent makes, or is deemed to make, certain distributions to the Continuing Equity Owners (any resulting basis increases and additional allocable shares of existing basis, “Basis Adjustments”).

We intend to treat any such redemption or exchange of LLC Interests as our direct purchase of LLC Interests from the Continuing Equity Owners for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by the Continuing Equity Owners to Parent for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly. Basis Adjustments and Blocker Attributes may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities.
In connection with the transactions described above, we will enter into a Tax Receivable Agreement with Parent, Continuing Equity Owners and the Blocker Shareholders that will provide for the payment by Yesway, Inc. to the Continuing Equity Owners and the Blocker Shareholders of 85% of the amount of certain tax benefits, if any, that Yesway, Inc. actually realizes, or in some circumstances is deemed to realize as a result of Basis Adjustments, Blocker Attributes and certain additional tax benefits (such as interest deductions) arising from payments made under the Tax Receivable Agreement. Parent will have in effect an election under Section 754 of the Code effective for the taxable year that includes the Transactions and each taxable year thereafter. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Owners and the Blocker Shareholders maintaining a continued ownership interest in Parent or us. If a Continuing Equity Owner transfers LLC Interests but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Interests. In general, the Continuing Equity Owners’ and Blocker Shareholders’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person without such person becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner’s or Blocker Shareholders’ interest therein.
The actual Basis Adjustments and Blocker Attributes, as well as any amounts paid to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will vary depending on a number of factors, including:
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the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Parent at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);

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the price of shares of our Class A common stock at the time of any applicable redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such future redemptions or exchanges;

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the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

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the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If we do not have sufficient taxable income to realize any of the applicable tax benefits, we generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control or other circumstances requiring an early termination payment and treating any outstanding LLC Interests held by Continuing Equity Owners as having been exchanged for Class A common stock for purposes of determining such early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, Blocker Attributes or other tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing Equity Owners and the Blocker Shareholders an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including regarding tax rates and utilization of Basis Adjustments, Blocker Attributes and other tax benefits arising from payments made under the Tax Receivable Agreement).
The payment obligations under the Tax Receivable Agreement are obligations of Yesway, Inc. and not of Parent. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the Continuing Equity Owners and the Blocker Shareholders could be substantial. Any payments made by us to the Continuing Equity Owners and the Blocker Shareholders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Parent and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or available borrowings under our Credit Facility or any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming Continuing Equity Owner or a Blocker Shareholder under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, Continuing Equity Owners would be deemed to exchange any remaining outstanding LLC Interests for Class A common stock and the Continuing Equity Owners generally would be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges. We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of Yesway, Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the rules of the Nasdaq Stock Market).
As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the Continuing Equity Owners and the Blocker Shareholders that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners and the Blocker Shareholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner or a Blocker Shareholder will be netted against future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement to such Continuing Equity Owner or such Blocker Shareholder, as applicable. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments, if any, we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
We will have full responsibility for, and sole discretion over, all Yesway, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by Brookwood. If the outcome of any challenge to all or part of Basis Adjustments, Blocker Attributes or other tax benefits we claim would reasonably be expected to materially and adversely affect the payments to Continuing Equity Owners and the Blocker Shareholders from us under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of Brookwood. The interests of Brookwood in any such challenge may differ from or conflict with our interests and your interests, and Brookwood may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests.
Under the Tax Receivable Agreement, we are required to provide the Continuing Equity Owners and Blocker Shareholders that hold an interest in the Tax Receivable Agreement with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 150 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to the Continuing Equity Owners and the Blocker Shareholders within three business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to LIBOR plus 500 basis points, until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.
Parent LLC Agreement
Agreement in Effect Before Consummation of the Transactions
Parent and the Continuing Equity Owners are parties to the Second Amended and Restated Limited Liability Company Agreement of Parent, dated as of December 15, 2020, which governs the business operations of Parent and defines the relative rights and privileges associated with the existing units of Parent. We refer to this agreement as the Existing LLC Agreement. Under the Existing LLC Agreement, subject to certain exceptions contained therein, the board of managers of Parent has the full, exclusive and complete discretion to manage and control the business and affairs of Parent, to make all decisions affecting the business and affairs of Parent, to take all such actions as it deems necessary or appropriate to accomplish the purpose of Parent, and the day-to-day business operations of Parent are overseen and implemented by officers of Parent. Each Continuing Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new Parent operating agreement to be adopted in connection with the Transactions, as described below, at which time the Continuing Equity Owners will continue as members that hold LLC Interests with the respective rights thereunder.
Agreement in Effect Upon Consummation of the Transactions
In connection with the consummation of the Transactions, we and the Continuing Equity Owners will enter into Parent’s Third Amended and Restated Limited Liability Company Agreement, which we refer to as the Parent LLC Agreement, including a related policy regarding certain equity issuances.

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Appointment as Managing Member.   Under the Parent LLC Agreement, we will become a member and the sole manager of Parent. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of Parent without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Parent and daily management of Parent’s business. Pursuant to the terms of the Parent LLC Agreement, we cannot be removed or replaced as the sole manager of Parent except by our resignation, which may be given at any time by written notice to the members.

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Compensation, Fees and Expenses.   We will not be entitled to compensation for our services as the manager of Parent. We will be entitled to reimbursement by Parent for reasonable fees and expenses incurred on behalf of Parent, including all expenses associated with the Transactions, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.

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Distributions.   The Parent LLC Agreement will require “tax distributions,” (as that term is used in the agreement) to be made by Parent to its members, except to the extent such distributions would render Parent insolvent or are otherwise prohibited by law, our Credit Facility or any of our future debt agreements. Tax distributions will be made on a quarterly basis, to each member of Parent, including us, pro rata in accordance with economic interests and based on such member’s allocable share of the taxable income of Parent and an assumed tax rate that will be determined by us, as described below. For this purpose, each member’s allocable share of Yesway, Inc.’s taxable income shall be net of its allocable share of taxable losses of Parent and Yesway, Inc.’s allocable share of taxable income and loss shall be determined without regard to any Basis Adjustments or Blocker Attributes (as described above under “—Tax Receivable Agreement”). The assumed tax rate for purposes of determining tax distributions from Parent to its members will be the highest combined U.S. federal, state, and local tax rate that may potentially apply to any one of Parent’s members, regardless of the actual final tax liability of any member. The Parent LLC Agreement will also allow for cash distributions to be made by Parent (subject to our sole discretion as the sole manager of Parent) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect Parent may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liability and obligations under the Tax Receivable Agreement, except to the extent such distributions would render Parent insolvent or are otherwise prohibited by law, our Credit Facility or any of our future debt agreements.

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Transfer Restrictions.   The Parent LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and other limited exceptions. The Parent LLC Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that Parent is not treated as a “publicly-traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the Parent LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.

The Parent LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a Yesway, Inc. Offer, is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Interests shall be permitted to participate in such Yesway, Inc. Offer by delivering a redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Yesway, Inc. Offer. If a Yesway, Inc. Offer is proposed by Yesway, Inc., then Yesway, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC Interests to participate in such Yesway, Inc. Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Interests be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Yesway, Inc. Offer.

Except for certain exceptions, any transferee of LLC Interests must assume, by operation of law or executing a joinder to the Parent LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the Parent LLC Agreement even if the transferee is not admitted as a member of Parent. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with Parent LLC Agreement.
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Recapitalization.   The Parent LLC Agreement will recapitalize the units currently held by the existing members of Parent into a new single class of LLC Interests. The Parent LLC Agreement will also reflect a split of LLC Interests such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of the underwriting discounts and estimated offering expenses payable by us. Each common unit generally will entitle the holder to a pro-rata share of the net profits and net losses and distributions of Parent.

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Maintenance of One-to-One Ratio Between Shares of Class A Common Stock and LLC Interests Owned by the Company, and One-to-One Ratio Between Shares of Class B Common Stock and LLC Interests Owned by Brookwood.   Except as otherwise determined by us, the Parent LLC Agreement requires Parent to take all actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us, directly or indirectly, for each share of Class A common stock issued and outstanding, and (2) Parent at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued and outstanding and the number of LLC Interests owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock issued and outstanding and the number of LLC Interests owned by Brookwood and its permitted transferees, collectively. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock, and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of Parent. In addition, the Class A common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing Equity Owners and the holders of options over LLC Interests. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the Parent LLC Agreement, we as manager of Parent have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Parent LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Parent which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Parent is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interests that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by Brookwood and its permitted transferees, collectively, and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to exceptions.

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Issuance of LLC Interests upon Exercise of Options or Issuance of Other Equity Compensation.   Upon the exercise of options issued by us (as opposed to options issued by Parent), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from Parent a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Parent or its subsidiaries, we will make, or be deemed to make, a capital contribution in Parent equal to the aggregate value of such shares of Class A common stock and Parent will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Parent or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Parent (or the applicable subsidiary of Parent) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Parent or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Parent (or such subsidiary) the number of vested shares at a price equal to the market price per share, Parent (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Parent equal to the purchase price for such shares in exchange for an equal number of LLC Interests.
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Dissolution.   The Parent LLC Agreement will provide that the consent of Yesway, Inc. as the managing member of Parent and members holding a majority of the LLC Interests then outstanding (excluding LLC Interests held directly or indirectly by us) will be required to voluntarily dissolve Parent. In addition to a voluntary dissolution, Parent will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Parent; (2) second, to pay debts and liabilities owed to creditors of Parent, other than members; (3) third, to pay debts and liabilities owed to the members (other than payments or distributions owed to the members in their capacity as such pursuant to the Parent LLC Agreement); and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in Parent (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

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Confidentiality.   We, as manager, and each member agree to maintain the confidentiality of Parent’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the Parent LLC Agreement or approved for release by written authorization of the Chief Executive Officer or the General Counsel of either Yesway, Inc. or Parent.

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Indemnification.   The Parent LLC Agreement will provide for indemnification of the manager, members and officers of Parent and their respective subsidiaries or affiliates.

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Common Unit Redemption Right.   The Parent LLC Agreement will provide a redemption right to the Continuing Equity Owners which will entitle them to have their LLC Interests redeemed (subject in certain circumstances to time-based vesting requirements) for, at our election (determined by at least two of our independent directors (within the meaning of the      rules) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC interest so redeemed, in each case in accordance with the terms of the Parent LLC Agreement; provided that, at our election (determined by at least two of our independent directors (within the meaning of the           rules) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may exercise such redemption right, subject to certain exceptions, for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests (1) the Continuing Equity Owners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Equity Owner, and such surrendered shares of our Class B common stock will be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and (2) all redeeming members will surrender LLC Interests to Parent for cancellation.
Each Continuing Equity Owner’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Equity Owner and the absence of any liens or encumbrances on such LLC Interests redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Owner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Equity Owner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Equity Owner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Owner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such Continuing Equity Owner is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Owner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Equity Owner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Equity Owner to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.
The Parent LLC Agreement will require that in the case of a redemption by a Continuing Equity Owner we contribute cash or shares of our Class A common stock, as applicable, to Parent in exchange for an amount of newly issued LLC Interests that will be issued to us equal to the number of LLC Interests redeemed from the Continuing Equity Owner. Parent will then distribute the cash or shares of our Class A common stock, as applicable, to such Continuing Equity Owner to complete the redemption. In the event of an election by a Continuing Equity Owner, we may, at our option, effect a direct exchange by Yesway, Inc. of cash or our Class A common stock, as applicable, for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
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Amendments.   In addition to certain other requirements, our consent, as manager, and the consent of members holding a majority of the LLC Interests then outstanding (excluding LLC Interests held directly or indirectly by us) will generally be required to amend or modify the Parent LLC Agreement.

Stockholders Agreement
Pursuant to the Stockholders Agreement, Brookwood will have the right to designate certain of our directors, or the Brookwood Directors, which will be Brookwood Directors for as long as Brookwood directly or indirectly, beneficially owns, in the aggregate, 10% or more of our Class A common stock (assuming that all outstanding LLC Interests in Parent are redeemed for newly issued shares of our class A common stock on a one-for-one basis). Additionally, pursuant to the Stockholders Agreement, we shall take all commercially reasonable actions to cause (1) the board of directors to be comprised of at least seven (7) directors or such other number of directors as our board of directors may determine; (2) the individuals designated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the board of directors at the next annual or special meeting of our stockholders at which directors are to be elected and at each annual meeting of our stockholders thereafter at which a director’s term expires; and (3) the individuals designated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the board of directors. The Stockholders Agreement allows for the board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws or the charter for, or related guidelines of, the board of directors’ nominating and corporate governance committee. See “Management—Composition of our Board of Directors.”
In addition, the Stockholders Agreement provides that for as long as Brookwood beneficially owns, directly or indirectly, in the aggregate, 20% or more of all issued and outstanding shares of our Class A common stock (assuming that all outstanding LLC Interests are redeemed for newly issued shares of our Class A common stock on a one-for-one basis), we will not take, and will cause our subsidiaries not to take, certain actions (whether by merger, consolidation or otherwise) without the prior written approval of Brookwood, including:
•
any transaction or series of related transactions, in which any “person” or “group” acquires, directly or indirectly, in excess of fifty percent (50%) of then outstanding shares of capital stock of the Company, Parent or any of their respective subsidiaries or has the direct or indirect power to elect a majority of the members of our Board;

•
the reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up of the Company, Parent or any of their respective subsidiaries;

•
the sale, lease or exchange of all or substantially all of the property and assets of the Company and its subsidiaries, taken as a whole;

•
any actions (including any refinancings, amendments, revolver drawings, repayments, and compliance report review) with respect to the Company or its subsidiaries’ debt capitalization (including, without limitation, any debt obligations outstanding as of the date of the Stockholders Agreement) in excess of $100,000,000;

•
the declaration or payment of any dividends or other distributions by the Company or its subsidiaries;

•
any buyback or repurchase of any of the Company’s securities, other than repurchases made pursuant to any incentive plan adopted by the Board and the stockholders of the Company;

•
the (i) resignation, replacement or removal of the Company as the sole manager of Parent or (ii) appointment of any additional person as a manager of Parent;

•
any acquisition or disposition by the Company or any of its subsidiaries of assets where the aggregate consideration is greater than $25.0 million in any single transaction or series of related transactions;

•
the creation of a new class or series of capital stock or equity securities of the Company, Parent or any of their respective subsidiaries;

•
any issuance of additional shares of Class A common stock, Class B common stock, preferred stock or other equity securities of the Company, Parent or any of their respective subsidiaries, other than any issuance (i) under any stock option or other equity compensation plan of the Company or any of its subsidiaries, (ii) pursuant to the exercise or conversion of any options, warrants or other securities existing as of the date of the Stockholders Agreement, or (iii) in connection with any redemption of LLC Interests as set forth in the LLC Agreement;

•
any amendment or modification of the organizational documents of the Company, Parent or any of their respective subsidiaries;

•
entering into, modifying, amending or terminating any material contract of the Company, Parent or any of their respective subsidiaries, other than for such modifications and terminations that are in the ordinary course of the Company’s business consistent with past practice;

•
any new joint venture with a non-affiliate third party;

•
the commencement, settlement or compromise by the Company, Parent or any of their respective subsidiaries, of any litigation, claim, arbitration or other adversarial proceeding, governmental investigation, or proceeding involving an amount in dispute in excess of $500,000;

•
any entering into, modifying, amending or terminating any employments, severance, change of control or other agreement or contract with our Chief Executive Officer;

•
any hiring and/or termination of our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, General Counsel, or other executive officer of the Company; and

•
any increase or decrease in the size of the Board.

The Stockholders Agreement will terminate upon the earlier to occur of (i) Brookwood ceasing to own any of our Class A common stock or Class B common stock, (ii) Brookwood ceasing to have any director designation rights under the Stockholders Agreement or (iii) the consent of us and Brookwood.
Registration Rights Agreement
We intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with certain of the Continuing Equity Owners in connection with this offering. The Registration Rights Agreement will provide Brookwood with “demand” registration rights whereby, following our initial public offering and the expiration or waiver of any related lock-up period, Brookwood can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.
Employment Agreements/Offer Letters
We entered into offer letters with each of our named executive officers in connection with this offering. See “Executive Compensation.”
Reserved Share Program
At our request,      , a participating underwriter, has reserved for sale, at the initial public offering price, up to    % of the Class A common stock offered by this prospectus for sale to certain of our directors, officers, employees, business associates and related parties as well as directors, officers, employees, business associates and related parties of Brookwood, through a directed share program. See “Underwriting (Conflicts of Interest)—Reserved Share Program” for more information.
Director and Officer Indemnification and Insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Our Policy Regarding Related Party Transactions
Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification by our audit committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:
•
each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

•
each of our directors and director nominees;

•
each of our named executive officers; and

•
all of our executive officers and directors as a group.

As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each LLC Interest (other than LLC Interests held by us) is redeemable from time to time at each holder’s option (subject in certain circumstances to time-based vesting requirements) for, at our election (determined by at least two or our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election (determined by at least two of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.” In connection with this offering, we will issue to each Continuing Equity Owner, for nominal consideration, one share of Class B common stock for each LLC Interest such Continuing Equity Owner will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests Brookwood will own immediately after the Transactions. See “Our Organizational Structure.”
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each LLC Interest, held by such person that are currently exercisable or will become exercisable within 60 days of      , 2021, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of          shares of our Class A common stock outstanding and           shares of our Class B common stock outstanding. The percentage ownership of each individual or entity after the Transactions and after this offering is computed on the basis of           shares of our Class A common stock outstanding and           shares of our Class B common stock outstanding. The table does not reflect any shares of our Class A common stock that may be purchased in this offering by directors, executive officers or beneficial holders of more than 5% of our outstanding common stock. Unless otherwise indicated, the address of all listed stockholders is           .
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Combined Voting Power(2)
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)		After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering (No Exercise Option)			After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)	After Giving Effect to the Transactions and After this Offering (No Exercise Option)	After Giving Effect to the Transactions and After this Offering (With Full Exercise Option)
Name of beneficial owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%
5% Stockholders
Brookwood Financial Partners, LLC(3)
Named Executive Officers, Directors and Director Nominees
Thomas N. Trkla(4)
Ericka L. Ayles
Kurt M. Zernich
Thomas W. Brown
Steven C. DeSutter
Ronald C. Lewis
Jayne M. Rice
Jill A. Soltau

*
Represents beneficial ownership of less than 1%.

(1)
Each LLC Interest (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election (determined by at least two of our independent directors (within the meaning of the           rules) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election (determined by at least two of our independent directors (within the meaning of the           rules) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.” In this table, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged. When an LLC Interest is exchanged by a Continuing Equity Holder, a corresponding share of Class B common stock will be cancelled.

(2)
Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation.

(3)
Consists of                  LLC Interests (and associated shares of Class B common stock) that will be issued in connection with the Transactions to BW Gas & Convenience Aggregator I (“Aggregator I”) and BW Gas & Convenience Aggregator II (“Aggregator II”). The general partner of Aggregator I is BW Gas & Convenience Fund GP, LLC and the general partner of Aggregator II is BW Gas & Convenience Fund GP II, LLC, which are together referred to as the general partners. By virtue of his controlling interest in the general partners, Thomas N. Trkla may be deemed to possess shared voting and dispositive power with respect to the shares held by Aggregator I and Aggregator II.

(4)
Includes LLC Interests (and associated shares of Class B common stock) held by Aggregator I and Aggregator II that Mr. Trkla may be deemed to beneficially own as described above in footnote 3.

DESCRIPTION OF CAPITAL STOCK
General
At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
•
       shares of Class A common stock, par value $0.0001 per share;

•
       shares of Class B common stock, par value $0.0001 per share; and

•
       shares of preferred stock, par value $0.0001 per share.

We are selling           shares of Class A common stock in this offering (           shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing           shares of Class B common stock to Continuing Equity Owners in connection with the Transactions for nominal consideration.
The following summary describes the material provisions of our capital stock and certain provisions of our amended and restated certification of incorporation and our amended and restated bylaws, each of which will become effective upon the completion of this offering, and the General Corporation Law of the State of Delaware and are summaries and are qualified by reference to the amended and restated charter and the amended and restated bylaws. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the remaining funds of the Company available for distribution will be divided among the holders of all outstanding shares of our Class A common stock and Class B common stock such that (i) the holders of shares of our Class B common stock will be entitled to receive $0.0001 per share, and upon receiving such amount, such holders of shares of our Class B common stock will not be entitled to receive any other assets or funds of the Company and (ii) the holders of shares of our Class A common stock will share ratably in any such remaining assets and funds in proportion to the number of shares held by each such stockholder.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such share of Class A common stock. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Class B Common Stock
Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally.

Shares of Class B common stock will be held by the Continuing Equity Owners and will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by the Continuing Equity Owners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.”
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation other than the right to receive        per share of Class B common stock upon our dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights with respect to such shares of Class B common stock. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends (other than as described in the third paragraph of “Common Stock―Class A Common Stock” above) or any other kind of distribution other than in connection with a dissolution or liquidation, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval required by applicable law or the amended and restated certificate of incorporation, the affirmative vote of holders of a majority of our Class A common stock voting separately as a class.
Upon the consummation of the Transactions, the Continuing Equity Owners will own, in the aggregate, all outstanding shares of our Class B common stock.
Preferred Stock
Upon the consummation of the Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, the total of our authorized shares of preferred stock will be           shares. Upon the consummation of the Transactions, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the number and designation of such series and the powers, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Registration Rights
We intend to enter into a Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Forum Selection
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. Following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. See “Dividend Policy.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Transactions, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of the Nasdaq Stock Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions—Parent LLC Agreement—Agreement in Effect Upon Consummation of the Transactions—Common Unit Redemption Right,” funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Our amended and restated certificate of incorporation will also provide that subject to the rights of the holders of any series of preferred stock then outstanding, for as long as the amended and restated certificate of incorporation provides for a classified board of directors, any director, or the entire board of directors, may otherwise be removed only for cause by an affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, at a meeting duly called for that purpose; provided, however, that the directors appointed pursuant to the Stockholders Agreement may be removed with or without cause. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Stockholder Action by Consent
Our amended and restated certificate of incorporation will provide that at any time when Brookwood beneficially owns, in the aggregate, at least fifty percent (50%) in voting power of the corporation entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent, setting forth the action so taken, is signed by the holders of our outstanding shares of common stock representing not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all outstanding shares of common stock entitled to vote thereon were present and voted and such consent is delivered to us in accordance with applicable law. However, at any time when Brookwood beneficially owns, in the aggregate, less than fifty percent (50%) in voting power of the corporation entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by consent in lieu of a meeting; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable preferred stock designation.
Special Meetings of Stockholders
Our amended and restated bylaws will provide that only the chairperson of the board of directors, a majority of our board of directors, or the stockholders holding a majority of the voting power of the Company may call special meetings of our stockholders.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors; provided, however, that so long as Brookwood is entitled to nominate a director pursuant to the Stockholders Agreement, such advance notice provisions will not apply to Brookwood in connection with the nomination of directors pursuant to the Stockholders Agreement. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and provide us with certain information on the timeframe set forth in the amended and restated bylaws. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business or nominations before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws
The Delaware General Corporation Law provides generally that the affirmative vote of the holders of a majority of the shares entitled to vote thereon is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon consummation of the Transactions, our bylaws may be amended or repealed by (i) a majority vote of our board of directors or (ii) at any time when Brookwood beneficially owns, in the aggregate, less than fifty percent (50%) in voting power of the corporation entitled to vote generally in the election of directors, by the affirmative vote of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all outstanding voting stock of the corporation entitled to vote, voting together as a single class.
Section 203 of the DGCL
Our amended and restated certificate of incorporation will contain a provision opting out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
However, under our amended and restated certificate of incorporation, neither Brookwood nor any of their respective affiliates will be deemed to be interested stockholders regardless of the percentage of our outstanding voting stock owned by them, and accordingly will not be subject to such restrictions.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the consummation of the Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the fullest extent permitted from time to time by Delaware law, we renounce any interest or expectancy that we otherwise would have in, all rights to be offered an opportunity to participate in, any business opportunity that are from time to time may be presented to Brookwood or its affiliates (other than us and our subsidiaries), and any of its or their respective principals, members, directors, partners, stockholders, officers, employees or other representatives (other than any such person who is also our employee or an employee of our subsidiaries), or any director or stockholder who is not employed by us or our subsidiaries (each such person, an “exempt person”). Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, no exempt person will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries now engage or propose to engage or (2) otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, if an exempt person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our subsidiaries, such exempt person will have no duty to communicate or offer such transaction or business opportunity to us or any of our subsidiaries and such exempt person may take any such opportunity for themselves or offer it to another person or entity. The forgoing provisions shall not apply to an opportunity that was expressly offered to an exempt person solely in their capacity as a director, executive officer or employee of us or our subsidiaries. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we or our subsidiaries have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Yesway, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
Trading Symbol and Market
We have applied to list our Class A common stock on the rules of the Nasdaq Stock Market under the symbol “YSWY.”

DESCRIPTION OF INDEBTEDNESS
The following is a summary of the material provisions of the instruments and agreements evidencing the material indebtedness of the Company that is currently outstanding. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the instruments and agreements described.
Credit Facility
On April 2, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and certain other lenders, consisting of a $410.0 million Term Loan Facility and a $125.0 million Revolving Credit Facility. The credit agreement permits the issuance of letters of credit upon the Company’s request of up to $25.0 million.
The credit agreement provides for potential incremental revolving and term facilities at the request of the Company and at the discretion of the Lenders or other persons providing such incremental facilities, in each case on terms to be determined, and also permits the Company to incur other secured or unsecured debt, in all cases subject to conditions and limitations on the amount as specified in the credit agreement.
We collectively refer to the Term Loan Facility and the Revolving Credit Facility as the Credit Facility.
Interest Rates and Fees
Borrowings under the Credit Facility are, at the option of the Borrower, either Base Rate loans or Eurodollar Rate loans. Initial term loans comprising of a Base Rate borrowing under the Credit Facility accrue interest at the Base Rate plus an applicable rate equal to 2.50% per annum. Initial term loans comprising of a Eurodollar Rate borrowing under the Credit Facility accrue interest at the Eurodollar Rate plus an applicable rate equal to 3.50% per annum.
Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, at an annual rate equal to either (a) the Eurodollar rate or (b) the base rate determined by reference to the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month Eurodollar rate plus 1.00% per annum, in each case plus an applicable margin, which initially will be 3.00% for Eurodollar rate-based loans and 2.00% for base rate-based loans, and thereafter, will be determined by reference to the secured net leverage ratio (as defined in the credit agreement), with the applicable margin for Eurodollar rate loans and base rate loans being (i) 3.00% and 2.00%, respectively, if the secured net leverage ratio is greater than or equal to 3.00:1.00, (ii) 2.75% and 1.75%, respectively, if the secured net leverage ratio is less than 3.00:1.00 and greater than or equal to 2.00:1.00 or (iii) 2.50% and 1.50%, respectively, if the secured net leverage ratio is less than 2.00:1.00. Commitment fees on the daily unused amount of commitments under the Revolving Credit Facility will initially accrue at the rate of 0.35%, and thereafter, will accrue at a rate of 0.35% if the Company’s secured net leverage ratio is greater than 2.00:1.00, and will accrue at a rate of 0.30% if the Company’s secured net leverage ratio is less than or equal to 2.00:1.00.
The Borrower is also subject to customary letter of credit and agency fees.
Mandatory Prepayments
The Credit Facility requires the Borrower to repay amounts equal to 100% of the net cash proceeds of (i) certain dispositions of property and (ii) certain Extraordinary Receipts (including insurance and condemnation proceeds); provided, that, in the case of any prepayment events required in connection with certain dispositions and casualty events, if the net proceeds therefrom are invested (or committed to be invested) within 15 months after the receipt of such net proceeds, then no prepayment shall be required except to the extent such net proceeds have not been so invested (or committed to be invested) by the end of such 12-month period.
The Credit Facility requires 100% of the gross cash proceeds from the issuance or incurrence of certain indebtedness to be applied to prepay the term loans under the Term Loan Facility, (other than indebtedness to be permitted by the Term Loan Facility).

Beginning with the fiscal year ending December 31, 2022, the Borrower will be required to prepay the Term Loan Facility in an amount equal to a certain percentage of its excess cash flow for each fiscal year, which percentage is based on the Borrower’s consolidated net total leverage ratio for the applicable fiscal year.
Voluntary Prepayment
The Borrower may voluntarily prepay outstanding borrowings under the Credit Facility at any time in whole or in part without premium or penalty; provided, that, with respect to voluntary prepayments of the Term Loan Facility and any incremental term loan facilities and in certain other circumstances, the Borrower may have to pay a prepayment premium.
Amortization and Final Maturity
The Term Loan Facility is payable in quarterly installments (commencing on June 30, 2021) in the principal amount of 0.25% of the original principal amount of the Term Loan Facility. The remaining unpaid balance on the Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on or prior to April 2, 2028. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on April 2, 2026.
Guarantees and Security
The Borrower’s obligations under the Credit Facility are guaranteed by BW Gas & Convenience Parent, LLC and certain of the Borrower’s subsidiaries. All obligations under the Credit Facility are secured by a first priority lien on substantially all of the assets of the Borrower, including a pledge of all of the equity interests of its subsidiaries.
Covenants and Other Matters
The Credit Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict the Borrower’s and its restricted subsidiaries’ ability to:
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incur certain liens;

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make investments, loans, advances, guarantees and acquisitions;

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incur indebtedness;

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consolidate, merge or sell or otherwise dispose of assets;

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make certain dispositions;

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pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

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enter into transactions with affiliates;

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alter the business conducted by us and our subsidiaries;

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enter certain restrictive agreements;

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certain uses of proceeds;

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change their fiscal year or change accounting policies or reporting practice;

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amend or modify governing documents;

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enter into certain sale-leaseback transactions; and

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make repayments and amendments of certain indebtedness;

The Credit Facility also contains a financial covenant requiring the Company to maintain a secured net leverage ratio not to exceed 5.00 to 1.00, measured as of the last day of each fiscal quarter on which the aggregate outstanding amount of all loans under the Revolving Credit Facility (as defined in the credit agreement) and certain letter of credit obligations exceeds 25.00% of the revolving credit commitments as of such date.

The Credit Facility also contains restrictions on the ability of BW Gas & Convenience Parent, LLC to conduct, transact or engage in certain business activities or incur certain indebtedness.
The Company is in compliance with all covenants as of June 30, 2021.
The Credit Facility also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Credit Facility will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control.
The foregoing summary describes the material provisions of the Credit Facility, but may not contain all information that is important to you. We urge you to read the provisions of the Credit Facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to have our Class A common stock listed on the Nasdaq Stock Market, we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have outstanding an aggregate of           shares of Class A common stock, assuming the issuance of           shares of Class A common stock offered by us in this offering and the issuance of           shares of Class A common stock to the Blocker Shareholders in the Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement, and any Class A common stock purchased by our directors, officers, employees, business associates and related parties as well as directors, officers, employees, business associates and related parties of Brookwood, pursuant to our Reserved Share Program shall be subject to the lock-up agreements as described below under “—Lock-Up Agreements.”
In addition, each LLC Interest held directly or indirectly by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner (subject in certain circumstances to time-based vesting requirements), for, at our election determined by at least two of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or to the extent there is cash available from a secondary offering, a cash payment equal to a volume weighted average market price of one share of Class A common stock for LLC Interest so redeemed, in each case, in accordance with the terms of the Parent LLC Agreement; provided that, at our election determined by at least two of our independent directors (within the meaning of the rules of the Nasdaq Stock Market) who are disinterested), we may effect a direct exchange by Yesway, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Parent LLC Agreement.” Upon consummation of the Transactions, our Continuing Equity Owners will hold           LLC Interests (excluding           LLC Interests to be held directly or indirectly by certain holders of Series P Interests that are subject to time-based vesting requirements), all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with certain of the Continuing Equity Owners that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Lock-Up Agreements
We, our officers and directors and the Continuing Equity Owners have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:
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offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock;

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engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to, or which reasonably could be expected to lead to, or result in, a sale, loan, pledge or other disposition of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise; or

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otherwise publicly announce any intention to engage in or engage in or cause any action or activity described above or transaction or arrangement described above.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their sole discretion as representatives, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. In certain circumstances, the release of shares of common stock from the lock-up restrictions described above will trigger a pro rata release of shares of common stock held by certain other holders. These agreements are subject to certain exceptions. See “Underwriting (Conflicts of Interest).”
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
In general, a person who has beneficially owned our Class A common stock that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our Class A common stock that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
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1% of the number of our Class A common stock then outstanding; or

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the average weekly trading volume of our Class A common stock on the Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under our 2021 Plan and ESPP.
We expect to file the registration statement covering shares offered pursuant to our 2021 Plan and ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.
Registration Rights
See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons that own or have owned (directly, indirectly or constructively) more than 5% of our Class A common stock;

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tax-qualified retirement plans; and

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of an owner of such an entity will depend on the status of the owner, the activities of such entity and certain determinations made at the owner level. Accordingly, entities treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the owners of such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” following the completion of this offering, our board of directors may elect to pay cash dividends on our Class A common stock. If our board of directors elects to make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our Class A common stock constitutes a “United States real property interest” (“USRPI”) by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, and because we have significant ownership of real property located in the United States, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BMO Capital Markets Corp.
Barclays Capital Inc.
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional      shares of Class A common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We have applied to list our Class A common stock on the Nasdaq Stock Market under the trading symbol “YSWY”.
We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representative on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.
The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including, without limitation:
•
the sale of shares of Class A common stock to the underwriters pursuant to the underwriting agreement;

•
transfers in connection with the Transactions, including pursuant to any exchange or redemption of membership interests (including, for the avoidance of doubt, profits units or common units issued in connection with the BW Ultimate Incentive Plan) of Parent and a corresponding issuance of a number of shares of Class A common stock in accordance with the new Parent operating agreement to be adopted in connection with the Transactions, as applicable and as may be amended and restated at the consummation of this offering;

•
transfers as a bona fide gift or gifts, including to charitable organizations, provided that the donee or donees thereof agree to be bound in writing by the lock-up agreement;

•
transfers to any beneficiary pursuant to a will, other testamentary document or intestate succession to the legal representatives, heirs, beneficiary or immediate family member of the transferor, provided that the donee or donees, beneficiary or beneficiaries, heir or heir or legal representatives thereof agree to be bound in writing by the lock-up agreement;

•
transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the transferor or the immediate family of the transferor, or if the transferor is a trust, to any beneficiary (including such beneficiary’s estate) of the transferor, provided that the trustee of the trust or the partnership, limited liability company or other entity or beneficiary agrees to be bound in writing by the restrictions set forth herein, and provided, further that any such transfer shall not involve a disposition for value;

•
transfers pursuant to an order of a court or regulatory agency or to comply with any regulations related to the transferor’s ownership of the shares of Class A common stock;

•
transfers to the Company upon death, disability or termination of employment, in each case, of the transferor;

•
(i) receipt from the Company or Parent of shares of Class A common stock or other securities of the Company or Parent, as applicable, upon the exercise, vesting or settlement of options, restricted stock units or other equity awards granted under a stock incentive plan or other equity aware plan, which plan is described in this prospectus or warrants to purchase shares of Class A common stock or securities of the Company or Parent, as applicable, insofar as such options or warrants are outstanding as of the date of the prospectus and are disclosed herein, (ii) transfers of shares of Class A common stock or any securities of the Company or Parent, as applicable, to the Company or Parent, as applicable, upon a vesting or settlement event of the Company’s or Parent’s securities or upon the exercise of options to purchase the Company’s or Parent’s securities on a “cashless” or “net exercise” basis to pay the exercise price and/or to cover the tax withholding obligations in connection with such vesting event or exercise, provided that the shares or other securities received upon vesting, settlement or exercise of the restricted stock unit, option or other equity award are subject to the lock-up agreement and any filing required under Section 16 of the Exchange Act shall include certain factual statements about the nature of the applicable transaction;
•
the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
transactions by any person other than us relating to shares of Class A common stock or other securities acquired (i) in open market transactions after the completion of the offering of the shares or (b) from the underwriters in this offering; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions or from the underwriters;

•
facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period; or

•
subject to certain limitations, transfers, sales, tenders or other dispositions to a bona fide third party pursuant to a tender or exchange offer for securities of the Company or other transaction, including, without limitation, a merger, consolidation or other business combination, involving a change of control of the Company that, in each case, has been approved by the Company’s board of directors, provided that all of the transferor’s Class A common stock subject to the lock-up agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to the lock-up agreement, and provided further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any of the transferor’s Class A common stock subject to the lock-up agreement shall remain subject to the restrictions set forth in the lock-up agreement.

The representative, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. See “Description of Indebtedness.”
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Reserved Share Program
At our request, the underwriters have reserved           percent of the shares of Class A common stock to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Yesway, Inc. and Brookwood. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to reimburse the underwriters for expenses relating to the Reserved Share Program up to $    .
Conflicts of Interest
Certain entities affiliated with Morgan Stanley & Co. LLC beneficially own more than 10% of our outstanding common stock prior to the consummation of the offering. As a result, there is a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with FINRA Rule 5121, which prohibits Morgan Stanley & Co. LLC from making sales to discretionary accounts without the prior written approval of the account holder and requires that a “qualified independent underwriter,” as defined in FINRA Rule 5121, participate in the preparation of the registration statement and exercise its usual standards of due diligence with respect thereto. J.P. Morgan Securities LLC is acting as a “qualified independent underwriter” for this offering. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each an “EEA State”), no securities have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any securities at any time under the following exemptions under the EU Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representative; or

(c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the securities shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.
United Kingdom
In relation to the UK, no securities have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the UK of any securities at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the securities shall require the Issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the UK, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high-net-worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (d) (“high-net-worth companies, unincorporated associations etc.”) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the securities in, from or otherwise involving the UK.
For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the UK means the communication in any form and by any means of sufficient information on the terms of the offering and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Korea
The shares of common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares of common stock will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.
China
This prospectus does not constitute a public offer of shares of common stock, whether by sale or subscription, in the People’s Republic of China, or PRC. The shares of common stock are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the Company and its representatives to observe these restrictions.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Hong Kong
Shares of our common stock may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (1) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Solely for purposes of the notification requirements under Section 309B(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore. The shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Shearman & Sterling LLP, Menlo Park, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
The consolidated financial statements of BW Ultimate Parent, LLC as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.
The financial statement of Yesway, Inc. as of April 23, 2021 included in this prospectus and in the registration statement has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.yesway.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm
To the Stockholder and Board of Directors
Yesway, Inc.
Beverly, Massachusetts
Opinion on the Financial Statement
We have audited the accompanying balance sheet of Yesway, Inc. (the “Company”) as of April 23, 2021 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at April 23, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2021.
Boston, MA
May 13, 2021

Yesway, Inc.
Balance Sheet
As of April 23, 2021
Assets
Current Assets
Cash	$1
Total Assets	$1
Commitments and Contingencies
Stockholder’s Equity:
Common stock, $0.01 par value, 100 shares authorized, issued and outstanding	$1
Total Stockholder’s Equity	$1
See accompanying notes to consolidated financial statements.

Yesway, Inc.
Notes to Balance Sheet

1. Business
Yesway, Inc. (the “Company”) was incorporated in Delaware on April 23, 2021. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its principal asset will be a controlling equity interest in BW Ultimate Parent, LLC. As the sole managing member of BW Ultimate Parent, LLC, the Company will operate and control all of the business and affairs of BW Ultimate Parent, LLC and, through BW Ultimate Parent, LLC and its subsidiaries, conduct its business.
2. Summary of Significant Accounting Policies
Basis of Presentation
The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because the Company has not engaged in any activities except in connection with its formation.
Cash
All cash, as of the balance sheet date, was cash on hand, held in deposit, and is carried at fair value, which approximates carrying value.
Income Taxes
The Company is treated as a subchapter C corporation and, therefore, is subject to both U.S. federal and state income taxes. BW Ultimate Parent, LLC continues to be treated as a partnership for U.S. federal income tax purposes.
3. Stockholder’s Equity
On April 23, 2021, the Company was authorized to issue 100 shares of common stock, $0.01 par value. On April 23, 2021, the Company issued 100 shares of common stock for $1, all of which were acquired by an affiliate.
4. Subsequent Events
The Company has evaluated subsequent events through May 13, 2021, the date on which the balance sheet was available for issuance, and is not aware of any subsequent events that would require recognition or disclosure in the balance sheet.

Report of Independent Registered Public Accounting Firm
Members
BW Ultimate Parent, LLC
Beverly, MA
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of BW Ultimate Parent, LLC (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), members’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 5 to the consolidated financial statements, on January 1, 2019, the Company changed its method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842).
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2015.
Boston, MA
May 13, 2021

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Balance Sheets
(in thousands)
December 31,	2020	2019
Assets
Current Assets:
Cash and cash equivalents	$102,950	$49,195
Accounts receivable, net of reserves of $325 and $235 at December 31, 2020 and 2019, respectively	14,775	21,775
Due from affiliates, net	10,783	8,820
Inventories	50,672	61,107
Prepaid expenses and other current assets	9,845	11,282
Total Current Assets	189,025	152,179
Property, Plant, and Equipment, net	470,057	463,802
Intangible Assets	269,610	269,610
Goodwill	266,801	266,801
Right of Use Assets	17,409	14,838
Other Assets	7,145	6,903
Total Assets	$1,220,047	$1,174,133
Liabilities and Members’ Equity
Current Liabilities:
Current maturities of long-term debt	$—	$40,585
Current maturities of financing obligations	1,451	1,407
Current maturities of lease liabilities	2,104	2,061
Accounts payable and accrued expenses	70,247	95,191
Total Current Liabilities	73,802	139,244
Long-Term Debt, net of current maturities and debt issuance costs	358,082	474,341
Financing Obligations, net of issuance costs	232,863	234,219
Lease Liabilities, net of current maturities	15,552	13,534
Asset Retirement Obligation	6,299	5,829
Total Liabilities	686,598	867,167
Commitments and Contingencies (Notes 1, 11, 12 and 13)
Members’ Equity:
Members’ capital	532,581	306,122
Non-controlling interest	868	844
Total Members’ Equity	533,449	306,966
Total Liabilities and Members’ Equity	$1,220,047	$1,174,133
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands)
Years ended December 31,	2020	2019	2018
Total Revenues	$1,496,150	$560,810	$369,162
Cost of Goods Sold	1,154,246	467,342	312,822
Gross Profit	341,904	93,468	56,340
Operating Expenses:
Salaries and employee benefits	126,564	45,483	30,070
Selling, general and administrative expenses	107,803	55,912	34,007
Depreciation, amortization and accretion	17,861	8,741	6,244
Gain on bargain purchase	—	—	(1,620)
(Gain) loss on sale of assets from store closures	3,077	8,487	(622)
Goodwill impairment	—	—	9,577
Total Operating Expenses	255,305	118,623	77,656
Income (Loss) from Operations	86,599	(25,155)	(21,316)
Interest Expense, net	59,850	10,366	1,225
Income (Loss) before Provision for Income Taxes	26,749	(35,521)	(22,541)
Provision for Income Taxes	120	225	300
Net Income (Loss) and Comprehensive Income (Loss)	$26,629	$(35,746)	$(22,841)
Net Income (Loss) and Comprehensive Income (Loss) Attributable to:
Members’	$26,605	$(35,946)	$(23,031)
Non-controlling interest	24	200	190
Net Income (Loss) and Comprehensive Income (Loss)	$26,629	$(35,746)	$(22,841)
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Equity
(in thousands)
	Members’ Capital	Non-controlling Interest	Total
Balance at December 31, 2017	$79,359	$454	$79,813
Contributions	106,588	—	106,588
Net (Loss) Income	(23,031)	190	(22,841)
Balance at December 31, 2018	162,916	644	163,560
Impact of Adoption of ASC 842, Leases	(681)	—	(681)
Contributions	179,833	—	179,833
Net (Loss) Income	(35,946)	200	(35,746)
Balance at December 31, 2019	306,122	844	306,966
Contributions	228,604	—	228,604
Distributions	(28,750)	—	(28,750)
Net Income	26,605	24	26,629
Balance at December 31, 2020	$532,581	$868	$533,449
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
Years ended December 31,	2020	2019	2018
Cash Flows from Operating Activities:
Net income (loss)	$26,629	$(35,746)	$(22,841)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	17,861	9,979	6,009
Amortization of debt issuance costs	8,414	1,628	235
Bad debt expense	95	116	—
(Gain) loss on sale of assets relating to closure of stores	3,077	8,487	(662)
Gain on bargain purchase	—	—	(1,620)
Goodwill impairment	—	—	9,577
Changes in operating assets and liabilities:
Accounts receivable	6,712	2,515	(3,714)
Inventories	10,436	(5,188)	(751)
Prepaid expenses and other current assets	1,437	(3,305)	(3,609)
Other assets	(242)	(1,106)	546
Accounts payable and accrued expenses	(25,674)	13,010	6,377
Right of use asset, net	406	(1,438)	—
Due to affiliates	(1,963)	(9,143)	(291)
Net Cash Provided by (Used in) Operating Activities	47,188	(20,191)	(10,744)
Cash Flows from Investing Activities:
Purchase of property, plant, and equipment	(29,433)	(12,805)	(12,973)
Acquisition of business, net of cash	—	(836,484)	(99,622)
Down payment for future acquisition	—	—	(2,000)
Proceeds from sale of assets	2,844	13,996	2,019
Net Cash Used in Investing Activities	(26,589)	(835,293)	(112,576)
Cash Flows from Financing Activities:
Proceeds from notes payable	—	554,800	23,566
Repayment of note payable and long-term debt	(165,164)	(35,841)	(4,229)
Cash paid for debt issuance costs	—	(42,804)	(192)
Proceeds from financing obligations	—	237,056	—
Repayment of financing obligations	(1,407)	(162)	—
Repayment of financing leases	(127)	(4)
Distributions to members	(28,750)	—	—
Contributions from members	228,604	179,833	106,588
Net Cash Provided by Financing Activities	33,156	892,878	125,733
Increase in Cash and Cash Equivalents	53,755	37,394	2,413
Cash and Cash Equivalents at Beginning of Year	49,195	11,801	9,388
Cash and Cash Equivalents at End of Year	$102,950	$49,195	$11,801
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest	$50,364	$6,880	$1,225
Income Taxes	$—	$225	$300
Supplemental Disclosure of Non-Cash Investing Activities:
Noncash expenditures of property, plant and equipment	$—	$124	$327
Noncash expenditures of related to adoption of ASC 842, Leases	$—	$681	$—
Noncash expenditures for acquisition of business	$—	$8,703	$—
See accompanying notes to consolidated financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands)
1. Business
BW Ultimate Parent, LLC and Subsidiaries (the “Company”) was organized under a limited liability agreement (“LLC Agreement”) dated October 1, 2019 and is treated as the continuation of BW Gas & Convenience Holdings, LLC and Subsidiaries (“Holdings”) for both financial reporting and federal income tax purposes. The Company is owned by BW Gas & Convenience Aggregator, L.P. (“Partnership I”) and BW Gas & Convenience Aggregator II, L.P. (“Partnership II”).
Until November 17, 2019, the sole member of Holdings was Partnership I. In conjunction with the Allsup’s acquisition described in Note 4, Partnership I transferred its interest in Holdings to the Company for member interest in the Company on November 17, 2019.
Holdings was organized under a LLC Agreement dated May 21, 2015. Holdings was organized to acquire and operate a portfolio of gas station and convenience store properties and related businesses in select regions located across the United States with a focus on both value-add and roll up opportunities to take advantage of economies of scale that will provide the best risk-adjusted return. Operations of Holdings commenced on December 9, 2015 when the Company acquired its first investment in gas and convenience stores.
Holdings subsidiaries include:
BW Gas & Convenience Retail, LLC (“BWGC Retail”)
BWGC Retail currently operates 402 gas station and convenience store locations. In July 2020, Allsup’s Convenience Stores, LLC merged with BWGC Retail. BWGC Retail is the surviving entity.
BW Gas & Convenience Real Estate, LLC (“BWGC Real Estate”)
BWGC Real Estate owns certain real estate, which is rented to BWGC Retail through non-cancelable operating leases.
BW Gas & Convenience Transport, LLC (“BWGC Transport”)
During 2015, BWGC operated the transportation business which arranges for or transports fuel to the gas station and convenience store locations. During 2016, BWGC Transport stopped transportation services for the Company. BWGC Transport was dissolved in 2021.
BW Gas & Convenience Jobber, LLC (“BWGC Jobber”) and RE Energy, LLC (“RE Energy”)
BWGC Jobber holds a controlling interest in RE Energy, LLC through 4 RE Energy, which has a fuel contract with a branded fuel supplier. RE Energy negotiates the purchase of branded fuel, which in turn, is sold to BWGC Retail. BWGC Jobber negotiates the purchase of branded fuel, which in turn, is sold to BWGC Retail. In July 2020, Allsup’s Petroleum LLC merged with BWGC Jobber. BWGC Jobber is the surviving entity.
Allsup’s Convenience Stores, LLC (“ACS”)
ACS originally operated 304 gas station and convenience store locations. In July 2020, ACS merged with BWGC Retail. BWGC Retail is the surviving entity.
Allsup’s Petroleum, LLC (“API”)
API currently consigns fuel for 301 API gas station and convenience store locations. In July 2020, API merged with BWGC Jobber. BWGC Jobber is the surviving entity.
Since its inception, the Company has grown through acquisition and funded its operations, acquisitions, and integration costs primarily with proceeds from funds raised at Partnership I and Partnership II as well as term

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
1. Business (Continued)
loans from its banks. Prior to 2020, the Company experienced operating losses as it pursued its growth model through acquisition. In 2019, the Company began generating positive cash flow from operations and in 2020 recorded net income. The Company believes that its existing cash and cash equivalents, availability under its revolving line of credit and cash flow from operations will be sufficient to fund its operations for at least one year from the issuance date of these consolidated financial statements.
COVID-19
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.
The full impact of the COVID-19 outbreak continues to evolve as of the issuance date of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.
Many retail businesses suffered during the COVID-19 pandemic as a result of many states and municipalities enacting quarantines or stay-at-home orders and non-essential business closures. However, the gas station and convenience store industry has historically been well-positioned to bear out recessionary environments. Further, the majority of the Company’s gas station and convenience stores are located in smaller, rural communities with lower COVID-19 transmission rates than denser, metropolitan areas, lessening the pandemic’s impact on the Company’s stores. Despite the mandated closure of non-essential businesses in most U.S. states during the first half of 2020, the Company’s gas stations and convenience stores are considered to be essential businesses, which allowed them to remain open throughout the pandemic.
Management believes any disruption, when and if experienced, could be temporary; however, there is uncertainty around when any disruption might occur, the duration and hence the potential impact. As a result, the Company is unable to estimate the potential impact on its business as of the date these consolidated financial statements were available to be issued.
2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and its majority owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All material intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change include the determination of the workers’ compensation insurance liabilities, environmental remediation liabilities, vendor allowances and rebates, impairment, the incremental borrowing rate with respect to the Company’s right of use assets, and

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
accounts receivable and inventory allowances. Management reviews for impairment annually to ensure estimates are reasonable.
In addition, the allocation of the purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to identifiable tangible and intangible assets acquired and liabilities assumed based upon their respective fair values.
Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash and investments with original maturity dates of less than ninety days from the date of purchase.
At times, cash balances at a limited number of banks and financial institutions may exceed federally insured amounts. The Company believes it mitigates credit risk by depositing cash in or investing through major financial institutions.
Accounts Receivable
The Company’s accounts receivable are due from customers, tenants and credit card companies for customer purchases. Credit is extended based on evaluation of customers’ financial condition, and generally, collateral is not required. Accounts receivable payment terms vary, and amounts due from customers are stated in the consolidated financial statements net of an allowance for doubtful accounts. Accounts outstanding for longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are deemed uncollectible.
Inventory
Inventories, which consist of merchandise and fuel are stated at the lower of cost or market. The Company also retains inventory for store repairs and maintenance and not for resale. Merchandise inventories cost is determined using the retail last-in, first-out method for goods in the Company’s stores. The retail inventory method is a reverse mark-up, averaging method. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.
In order to assure valuation at the lower of cost or market, the retail value of the Company’s inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of the Company’s inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.
Below is a summary of the inventory at December 31, 2020 and 2019:
December 31,	2020	2019
Fuel	$14,234	$21,073
Merchandise	36,059	39,176
Maintenance	379	858
Total Inventory	$50,672	$61,107

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company performs quarterly physical counts at all locations and has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary.
No provision for slow moving or obsolete inventories has been made.
Property, Plant, and Equipment
Property, plant, and equipment purchased are carried at cost, less accumulated depreciation, amortization and accretion. Depreciation, amortization and accretion are computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease. Useful lives are as follows:
Category	Years
Buildings and improvements	10 – 40 years
Equipment and furniture	5 – 7 years
Impairment of Long-Lived Assets
The Company has long-lived assets, primarily consisting of property, plant and equipment. Accounting Standards Codification (“ASC”) Topic No. 360, Property, Plant and Equipment, addresses the reporting for the impairment or disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. The Company evaluates long-lived intangible and tangible assets that are being amortized whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company periodically monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets exceeds their estimated fair value. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts. Fair value is based on management’s estimate of the future cash flows to be generated and the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of fair value.
In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis.
During 2020, the Company sold eight stores and closed two stores. In 2019 and 2018, the Company sold 32 stores and disposed of certain vehicles, land, building and equipment. Total proceeds were $2,844, $13,996 and $2,019, respectively, resulting in a loss on the sale of assets of $3,077, $8,487 and a gain of $662 during the years ended December 31, 2020, 2019 and 2018, respectively. There were no other impairment charges recorded during the years ended December 31, 2020, 2019 and 2018.
The Company also has indefinite lived intangibles which consist of liquor licenses and brand intangibles. These assets were acquired in the Company’s various acquisitions and recorded at fair value on the date of

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
acquisition. These assets are not being amortized and are being tested for impairment annually and whenever events or changes in circumstance indicate that their carrying value may not be recoverable. There were no impairment charges related to these indefinite lived intangibles recorded during the years ended December 31, 2020, 2019 and 2018.
Goodwill
Goodwill represents the excess of purchase price over the fair value of net tangible and identifiable intangible assets of businesses acquired. The Company performs an annual impairment test of its goodwill unless interim indicators of impairment exist. The testing of goodwill for impairment is performed at a level referred to as a reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires an assessment as to whether the operations below the operating segment constitute a self-sustaining business, in which case testing is generally required to be performed at this level. The Company has determined that it has one operating segment and one reporting unit. The Company’s annual impairment testing date is October 1 of each fiscal year. US GAAP permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, as a basis for determining whether it is necessary to perform the quantitative impairment test of the two-step goodwill impairment test. In 2020 and 2019, the Company assessed qualitative factors and determined it was more likely than not that the fair value of the reporting unit exceeded the carrying value.
The Company follows the provisions of FASB Accounting Standards Update 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04), which eliminates the second step of the goodwill impairment test. The Company’s goodwill impairment test as of December 31, 2018 resulted in a $9,577 impairment of goodwill. The impairment is a direct result of the failure to meet expectations on early acquisitions. Accumulated impairment related to goodwill as of December 31, 2020 and 2019 was $9,577.
The Company determined the fair value of its reporting unit by primarily utilizing the income approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk adjusted rate. The Company derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the weighted average cost of capital. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in its business and in its internally developed forecasts. For fiscal year 2018, the Company used a discount rate of 10.0% for its reporting unit. The Company also performed sensitivity analysis on its discount rates. The Company uses internal forecasts to estimate future after-tax cash flows, which include an estimate of long-term future growth rates based on the Company’s view of the long-term outlook for the reporting unit. Actual results may differ from those assumed in the Company’s forecasts.
For the market approach, the Company uses a valuation technique in which values are derived based on valuation multiples from comparable public companies, and a valuation multiple from sales of comparable companies.
The Company will reassess goodwill annually or earlier, if there are triggering events. The following is a roll-forward of the Company’s goodwill:
Total
Balance as of December 31, 2018	$46,817
2019 Acquisitions	219,984
Balance as of December 31, 2019 and 2020	$266,801

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
Intangible Assets
In accordance with ASC 350, the Company reviews other indefinite-lived intangible assets for indicators of impairment on an annual basis. There were no indicators of impairment in either 2020 or 2019.
December 31, 2020 and 2019	Carrying Amount
Brand	$216,620
Liquor licenses	52,990
Total December 31, 2020 and 2019	$269,610
Workers’ Compensation Insurance Liabilities
The Company is required by law to provide workers’ compensation insurance for its employees. The Company retains risk for general liability and workers’ compensation risk at levels that vary by type of coverage and policy year. Coverage for individual claims in excess of defined limits is purchased from various insurance carriers.
Estimates of losses expected for such risks are based upon claim history and other loss development factors.
Environmental Remediation Receivables and Liabilities
The Company is accounting for its environmental remediation costs in accordance with ASC 410-30, Environmental Obligations. The estimated future costs for known environmental requirements are expensed when it is probable that a liability has been incurred and the amount of the remediation costs can be reasonably estimated, unless the remediation extends the economic useful life of the assets employed at the site. Remediation costs that extend the economic life of the assets are capitalized and amortized over the remaining economic life of the assets. The Company records a receivable when environmental remediation costs are reimbursable.
Income Taxes
The Company is recognized as a partnership for federal and state income tax purposes, for all entities except for one subsidiary, 4R Energy, which is an LLC that elected to be taxed as a corporation in a pre-acquisition period. The Company uses the asset and liability method of accounting for income taxes. The Company calculates its current tax based on estimates and assumptions that could differ from actual results reflected in income tax returns filed subsequently. Adjustments based on filed returns are recorded when identified. The accompanying consolidated financial statements include a provision or liability for federal or state income taxes for that one subsidiary.
On a consolidated basis, the Company’s Members are responsible for the tax on its proportionate share of the Company’s taxable income. The Company follows the provisions of ASC 740, Accounting for Uncertainty in Income Taxes. Under ASC 740, an organization must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more likely than not the position will be sustained upon examination by a taxing authority. ASC 740 has had no impact on the Company’s consolidated financial statements. The Company does not believe it has taken any material uncertain tax positions and, accordingly, it has not recorded any liability for unrecognized tax benefits. The Company has made the proper elections and received approval for limited liability company status in the jurisdictions where it is required to do so. Additionally, the Company has filed IRS Form 1065 and member schedule K-1s, as required, and all other applicable returns in jurisdictions where so required.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
Revenue Recognition
The following table disaggregates the Company’s revenue by major source for the years ended December 31, 2020, 2019, and 2018:
Years ended December 31,	2020	2019	2018
Fuel sales	$852,883	$372,040	$261,452
Inside merchandise sales	628,810	181,459	102,481
Other revenues	14,457	7,311	5,229
Total Revenues	$1,496,150	$560,810	$369,162
The Company’s revenues are generally sourced from the sale of fuel, inside merchandise and other revenues, such as, car washes, lottery commissions and other service fees.
Effective January 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”) using the modified retrospective method. The adoption of ASC 606 did not have a material impact on the Company’s financial statements. Under ASC 606, the Company recognizes sales of fuel, grocery and other merchandise and other revenue at the time of the sale. Sales tax collected from guests and remitted to the government are recorded on a net basis in the consolidated financial statements.
The Company allocates the transaction price between the product and the loyalty reward obligations based on relative standalone selling price. The portion allocated to the loyalty reward is recognized as a contract liability and revenue is recognized when the rewards are redeemed or expire. During the year ended December 31, 2020, the Company recognized $1,917 in loyalty reward obligations. Loyalty reward obligations for the years ended December 31, 2019 and 2018 were not material.
Cost of Sales
The Company includes all costs incurred to acquire motor fuel and merchandise, including the costs of purchasing, storing and transporting inventory prior to delivery to customers as cost of sales in the consolidated statement of operations. A component of cost of sales is the discount for prompt payment and other volume rebates, discounts and incentives offered by motor fuel suppliers. Prompt payment discounts from suppliers are based on a percentage of the purchase price of motor fuel and the dollar value of these discounts varies with motor fuel prices. Cost of sales does not include any depreciation of property and equipment, as these amounts are included in depreciation, amortization and accretion expense in the consolidated statements of operations and comprehensive income (loss).
Merchandise Vendor Allowances and Rebates
The Company receives payments for vendor allowances and volume rebates from various suppliers of convenience store merchandise and fuel. Vendor allowances for price markdowns are credited to cost of sales during the period the related markdown is realized. Volume rebates of merchandise are recorded as reductions to cost of sales when the merchandise qualifying for the rebate is sold. Slotting and stocking allowances received from a vendor are recorded as a reduction to cost of sales over the period covered by the agreement. Fuel supplier discounts for prompt payment are recorded at time of purchase. Fuel supplier vendor incentives based on volume purchases are recorded when earned based on supplier contract agreement.
The aggregate amounts recorded as a reduction to cost of sales for vendor allowances and rebates for years ended December 31, 2020, 2019 and 2018 were $16,195, $8,624 and $6,450, respectively. The recording of vendor allowances and rebates does not require the Company to make any significant estimates.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
Patronage Income
The Company has a contract with a branded fuel supplier as well as a wholesale grocer that allows for the Company to participate in a patronage program designed to refund eligible companies based on their volume of business with the supplier. Each year the suppliers evaluates its earnings and, at its sole discretion, declares patronage or equity dividends in the form of current cash dividends and future distributions though equities. For the branded fuel supplier, the Company records patronage income as a reduction of fuel cost of goods sold on the consolidated statements of operations and comprehensive income (loss). For the wholesale grocer, the Company records rebate income as a reduction of merchandise cost of goods sold on the consolidated statement of operations. The portion of patronage dividends declared for future distribution are recorded as investment in fuel supplier within the consolidated balance sheets and is evaluated for impairment annually or upon a triggering event.
Concentration of Suppliers
During 2020, 2019 and 2018, the Company procured fuel from multiple fuel suppliers in certain markets. In 2020, two suppliers each accounted for more than 10% of purchase volume. In 2019, three suppliers each accounted for more than 10% of the Company’s purchase volume. In 2018, four suppliers each accounted for more than 10% of the Company’s purchase volume. In 2020, 2019 and 2018, the Company assumed contracts with two, three and four, respectively, major branded fuel suppliers and added additional volume to existing contracts from prior acquisitions in different geographic regions. While the Company believes other fuel suppliers could supply product at similar or more favorable terms, there is a risk that an alternative supplier would not be immediately available or would not meet the current contracted pricing agreement resulting in a material effect on the Company’s business, cost of goods sold and results of operations.
The Company also purchased 73% of general merchandise and supplies from three wholesale grocers in 2020 and 47% and 67% from a single grocer in 2019 and 2018. While the Company believes other wholesale grocers could supply general merchandise at similar or more favorable terms, there is a risk an alternative supplier would not be immediately available or would not meet the current pricing resulting in a material effect on the Company’s business, costs of goods sold and results of operations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company invests a portion of its cash and cash equivalents with nonaffiliated institutions, which, at times, may exceed federally insured limits and which management believes to have strong credit ratings. The Company has not experienced any losses on its deposits of cash or cash equivalents. Federal insurance coverage was limited to $250 per depositor at each financial institution. As of December 31, 2020 and 2019, there was approximately $94,754 and $46,943, respectively, in accounts that were in excess of federally insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the credit worthiness of customers comprising the Company’s customer base. Management regularly monitors the credit worthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs totaled $2,373, $2,305 and $1,714 for the years ended December 31, 2020, 2019 and 2018, respectively. These costs are included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
Unit Incentive Plan
Employees of the Company are eligible to participate in the Unit Incentive Plan (the “Plan”). The Plan is designed as profit interests for plan participants (the “Plan Participants”) to share in any future appreciation of the Company after Partnership I and Partnership II receive the agreed upon distribution of $762,110, thereby aligning the interests of Plan Participants with those of the Company’s Members. The Company authorized the issuance of up to 2.5% Series P member interests (“Series P Interests”) for Plan Participants. Series P Interests are subject to vesting, repurchase rights upon cessation of employment and other events defined within the Plan. As of December 31, 2020, the Company had awarded all 2.5% Series P Interests. Series P Interests are granted at no cost to Plan Participants and consist of time-based vesting conditions. The value of the Series P Interests was not material.
Non-controlling Interest
In the consolidated balance sheets, the Company separately identifies the equity of a non-controlling partner of RE Energy, LLC, which has the right to receive distributions related to a patronage program of RE Energy, LLC’s fuel distributor. Non-controlling interest is recognized as a component of equity and the net income attributable to the non-controlling interest is allocated on the consolidated statements of operations and comprehensive income (loss). In 2020, 2019 and 2018, $24, $200 and $190, respectively, of net income was allocated to non-controlling interest.
Segment Reporting
As of December 31, 2020, the Company operated 402 stores in nine states. The Company’s convenience stores offer a broad selection of merchandise, fuel and other products and services designed to appeal to the convenience needs of the Company’s customers. The Company manages its business on the basis of one operating segment and, therefore, has only one reportable segment. The Company’s stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. The Company’s Chief Operating Decision Maker (“CODM”) is its Chairman and Chief Executive Officer. The Company’s CODM makes decisions based primarily on the review of consolidated financial information.
Comprehensive Income (Loss)
Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances that are not included in net income (loss). As the Company did not have any element of other comprehensive income (loss), its comprehensive income (loss) is equal to its net income (loss) for all periods presented.
Business Combination Accounting
The Company accounts for business combinations in accordance with ASC 805, Business Combinations. Acquisitions of assets or entities that include inputs and processes and the ability to create outputs are accounted for as business combinations. The purchase price is recorded for assets acquired and liabilities assumed based on fair value. The excess of the fair value of the consideration conveyed or over the fair value of the net assets acquired is recorded as goodwill. If the net value of the identifiable assets and liabilities at the acquisition date exceeds the sum of the consideration transferred, the excess amount is immediately recognized as a gain in the consolidated statement of operations as bargain purchase gain. The consolidated statements of operations and comprehensive income (loss) include the result of operations for each acquisition from their respective date of acquisition.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
Determining the fair value of these items requires management’s judgment, the utilization of independent valuation experts and involves the use of significant estimates and assumptions with respect to the timing and amounts of the future cash flows and outflows, discount rates, market prices and asset lives, among other items. The judgments made in the determination of the estimated fair value assigned to the assets acquired, liabilities assumed and any non-controlling interest in the investee, as well as the estimated useful life of each asset and the duration of each liability, can materially impact the consolidated financial statements in periods after acquisition, such as through the depreciation and amortization.
Lease Accounting
The Company leases certain properties under non-cancelable leases whose base terms are typically 10 to 20 years and generally provide options that permit renewals for additional periods. Most of these leases were assumed in various business combinations and have remaining terms of approximately five years. Minimum lease payments are expensed on a straight-line basis over the term of the lease including renewal periods that are reasonably expected to be exercised at the inception of the lease. In addition to minimum lease payments, certain leases provide for fixed or indexed-based increases and may also include additional payments based on the Company’s sales volumes. The Company is typically responsible for payment of real estate taxes, maintenance expenses and insurance related to the leased properties. The Company’s lease liability is measured based on the discounted net present value of future minimal lease payments, including any fixed-dollar increases using the Company’s incremental borrowing rate, at the lease commencement date. All variable based increases or additional lease expense are expensed as incurred and not included in the Company’s recognized lease liabilities.
In November 2019, the Company entered into a simultaneous sale-leaseback transaction for 76 convenience store land and building properties in connection with a business combination. The Company has continuing involvement in the business through purveying certain rights of ownership of the assets and/or the lease terms have qualified fixed rental payments for a significant percentage of the leased asset’s economic life. As such, the Company does not meet the requirements for a sale-leaseback transaction as described in ASC 842, Leases- Sale-Leaseback Transactions. As a result, the Company has recorded $234,314 and $235,626, net of deferred financing costs, as a financing obligation on the accompanying consolidated balance sheets related to these type of leases as of December 31, 2020 and 2019.
Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 was subsequently modified by ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11. This ASU changed the way entities recognize impairment of many financial assets requiring immediate recognition of estimated credit losses expected to occur over their remaining life, which will result in timelier recognition of losses. ASU 2016-13 and the associated modifications was effective for the Company on January 1, 2020 and required a modified retrospective approach with an adjustment at the beginning of year for any adjustment due to its adoption. The effect of the adoptions of Topic 326 was not material.
Asset Retirement Obligation
In accordance with ASC 410-20, Asset Retirement and Environmental Obligations, the Company records a liability for the removal of underground storage tanks. At the time of acquisition, the obligation to remove underground storage tanks is valued at fair value in accordance with ASC 820. Upon initial recognition of the asset retirement obligation (ARO), the Company capitalizes the cost as part of the cost basis of the underground storage tanks and depreciates the asset over its useful life. Changes due solely to the passage of time (i.e., accretion of the discounted liability) are recognized as an increase in the carrying amount of the

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
liability and as accretion expense as a component of operating expenses in the accompanying consolidated statement of operations and comprehensive income (loss). The estimates of the anticipated future costs for removal of an underground storage tank are based on our prior experience with removal. Because these estimates are subjective and are currently based on historical costs with adjustments for future changes in those costs, the expected dollar amount of these obligations could change as more information is obtained.
There are no material changes in the asset retirement obligation estimates during fiscal 2020 or 2019.
December 31,	2020	2019
Balance at Beginning of Year	$5,829	$2,516
Accretion expense	584	280
Liabilities incurred	(114)	3,033
Balance at End of Year	$6,299	$5,829
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASC 842. Since then, the FASB has also issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which further clarifies ASU No. 2016-02 and corrects unintended application of guidance. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018. A modified retrospective transition approach is required for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company adopted the new standard on January 1, 2019. The Company elected to utilize the available practical expedients. Upon adoption, the Company recorded an ROU asset of $9,366, and a lease liability of $10,047. The impact to opening Members’ Equity was a decrease of $681. The impact of applying ASC 842 on the results for reporting periods and balance sheet beginning after January 1, 2019 is presented under ASC 842, while prior amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 840, Leases.
As of January 1, 2020, the Company adopted Accounting Standards Codification Topic 326, Credit Losses (“Topic 326”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, including accounts receivable. Topic 326 is effective for interim and annual reporting periods beginning after December 15, 2019 and is required to be adopted using the modified retrospective basis, with a cumulative-effect adjustment to Retained earnings (Accumulated deficit) as of the beginning of the first reporting period in which the guidance of Topic 326 is effective. The adoption of Topic 326 did not have a material impact on the consolidated financial statements.
Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, removes specific technical exceptions to general principles found in Topic 740, items that often produce information that investors have difficulty understanding and simplifies the accounting for income taxes. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. As of January 1, 2019, the Company adopted this ASU and the adoption did not have a material impact on the results of the consolidated financial statements.
ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, provides optimal guidance for a limited period of time to ease the potential burden on accounting (or recognizing the effects of) reference rate reform on financial reporting for contracts, hedging

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
2. Summary of Significant Accounting Policies (Continued)
relationships, and other transactions that reference the London Interbank Offered Rate (“LIBOR”). Topic 848 is currently effective and upon adoption may be applied prospectively to contract modifications made on or before December 31, 2022. The Company’s term loan and revolving line of credit bear interest a floating rate basis at its option, which are referenced to LIBOR. The Company’s credit facility provides for the elimination of LIBOR. There will not be a credit agreement at the time syndicate ceases using U.S.D. LIBOR.
3. Property, Plant and Equipment
Property, plant, and equipment consist of the following:
December 31,	2020	2019
Land	$149,263	$152,054
Buildings and improvements	231,277	215,483
Equipment and furniture	121,269	111,455
	501,809	478,992
Less accumulated depreciation	31,752	15,190
Property, Plant and Equipment, net	$470,057	$463,802
Depreciation expense was $17,257, $8,733 and $5,921 for the years ending December 31, 2020, 2019 and 2018, respectively.
4. Acquisition
2019 Acquisitions
The Company acquired 305 stores during 2019, of which 304 stores were related to the acquisition of Allsup’s, a well-known chain of convenience stores located in New Mexico and Texas, which includes Allsup’s Convenience Stores, LLC (“ACS”) and Allsup’s Petroleum, LLC (“API”). These acquisitions meet the criteria to be considered a business combination. The stores were acquired for a purchase price of $845,187, net cash, of which $540,500 was financed with debt and $237,056 with a financing arrangement for 76 sites (See Note 8). The acquisitions were recorded in the consolidated financial statements by allocating the purchase price to the assets acquired based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net amounts assigned to their fair value of assets acquired is recorded as goodwill. All of the goodwill associated with these transactions will be deductible for tax purposes over 15 years. Any acquisition purchased for less than fair value is recognized as a bargain purchase.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
4. Acquisition (Continued)
Allocation of the purchase price is as follows:
Assets Acquired:
Property and equipment	$347,150
Inventory	42,535
Brand intangible	216,620
Right of use asset	5,999
Lease liability	(5,999)
Liquor licenses	52,450
Goodwill	219,984
Investment in buying coop	4,240
Asset Retirement Obligation	(3,522)
Net working capital, including cash of $5,101	(29,169)
Total Consideration Paid	$850,288
2018 Acquisitions
The Company acquired 63 stores during 2018. These acquisitions meet the criteria to be considered a business combination. The stores were acquired for a purchase price of $92,829 plus the cost of inventory of $6,793, of which $18,170 was financed with debt and $3,396 with a seller note that was paid back in full in September 2018 and the remainder was paid in cash. The acquisitions were recorded in the consolidated financial statements by allocating the purchase price to the assets acquired, including property and equipment, inventory and cash based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net amounts assigned to their fair value of assets acquired is recorded as goodwill. All of the goodwill associated with these transactions will be deductible for tax purposes over 15 years. Any acquisition purchased for less than fair value is recognized a bargain purchase. During 2018, one acquisition was acquired for less than its fair value resulting in a bargain purchase gain of $1,620.
Allocation of the purchase price is as follows:
Assets Acquired:
Property and equipment	$61,507
Inventory	6,793
Intangible assets	540
Goodwill	32,402
Bargain purchase gain	(1,620)
Total Consideration Paid	$99,622
The following unaudited pro forma information presents a summary of the consolidated results of operations as if the transactions referenced above occurred at the beginning of the first year of the periods presented (January 1, 2018).
Years ended December 31,(1)	2019	2018
Total revenues	$1,767,671	$1,759,793
Net Income	32,498	54,771

(1)
No effect in above table to reflect disposition or activity that ceased prior to acquisition.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
5. Leases
The Company is a lessee in situations where it leases property and equipment, most commonly land or building, from a lessor. Leases are reported in accordance with ASC 842. The Company recognizes a right-of-use asset representing its right to use the underlying asset for the lease term and a lease liability for the obligation to make lease payments. Both the right-of-use asset and lease liability are initially measured at the present value of the lease payments, with subsequent measurement dependent on the classification of the lease as either a finance or an operating lease. For leases with a term of twelve months or less, the Company has elected to not recognize lease assets and lease liabilities and recognizes lease expense on a straight-line basis over the lease term. The Company has elected to adopt the package of practical expedients.
The leases initially recorded under ASC 842 were recognized, at the time of adoption, at an amount equal to the present value of the lease payments using the incremental borrowing rate of debt based upon the remaining term of the lease. New leases are recognized at the present value of the lease payments using the implicit rate in the lease agreement when it is readily determinable. In the case the implicit rate is not readily determinable, the Company uses the incremental borrowing rate of debt based on the term of the lease.
Certain leases have variable payment components such as commission-based payments or payments for property taxes and insurance. For these leases, the Company has not included those variable payments in the calculation of the lease liability as the payments are not in-substance fixed and do not depend on a known index or rate. These variable payments will be expensed as incurred. The Company also has options to renew or extend the current lease arrangement on many of its leases. In these situations, if it was reasonably certain the lease would be extended, the Company has included those extensions within the remaining lease payments at the time of measurement.
The Company has elected to account for each lease component and its associated non-lease components as a single component and has allocated the contract consideration across lease components only. Lease right-of-use assets outstanding as of December 31, 2020 and 2019 consists of the following:
Right of Use Assets	December 31, 2020	December 31, 2019
Operating lease right-of-use assets	$15,826	$14,315
Finance lease right-of-use assets	1,583	523
Total right-of-use assets	$17,409	$14,838
Lease liabilities outstanding as of December 31, 2020 and 2019 consists of the following:
Lease Liabilities	December 31, 2020	December 31, 2019
Current maturities of lease liabilities	$2,104	$2,061
Lease liabilities, net of current maturities	15,552	13,534
Total lease liabilities	$17,656	$15,595
Weighted average remaining lease terms, weighted average discount rates, and supplementary cash flow information outstanding leases were as follows:
	December 31, 2020	December 31, 2019
Weighted-average remaining lease-term-finance lease	22.6 years	13.2 years
Weighted-average remaining lease-term-operating lease	15.2 years	16.5 years
Weighted-average discount rate-finance lease	6.12%	6.12%
Weighted-average discount rate-operating lease	5.85%	6.12%

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
5. Leases (Continued)
Future minimum payments under the finance leases and operating leases with initial or remaining terms of one year of more consists of the following at December 31, 2020 and 2019:
December 31, 2020	Finance leases	Operating leases
2021	$126	$1,978
2022	126	1,787
2023	126	1,735
2024	126	1,684
2025	126	1,682
Thereafter	2,481	16,166
Total minimum lease payments	3,111	25,032
Less amount representing interest	1,483	9,004
Present value of net minimum lease payments	$1,628	$16,028
December 31, 2019	Finance leases	Operating leases
2020	$127	$1,934
2021	126	1,978
2022	126	1,787
2023	126	1,735
2024	126	1,684
Thereafter	2,607	17,848
Total minimum lease payments	3,238	26,966
Less amount representing interest	2,706	11,903
Present value of net minimum lease payments	$532	$15,063
Rent expense amounted to $2,603, $2,111 and $1,388 for the years ended December 31, 2020, 2019 and 2018, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).
6. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:
December 31,	2020	2019
Trade accounts payable	$56,213	$69,340
Sales taxes	2,952	2,742
Employee compensation and related	5,277	6,176
Real estate taxes	2,016	4,499
Professional service fees	—	4,932
Interest	—	1,555
Other	3,789	5,947
	$70,247	$95,191

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
7. Long-Term Debt
The Company entered into a credit facility in December 2016 that consists of a $12,000 term loan (the “Term A Loan”), a $5,000 delayed term loan (the “Delayed Term Loan”) and a $3,000 revolving credit facility (the “Revolver”) with aggregate commitments from the lender of $20,000. In 2018, the Company amended its credit facility (the “Term B Loan”) with the lender for $23,100 in aggregate commitments on a Term B loan. The Company capitalized $770 of costs directly related to originating the credit facility. These costs were being amortized to interest expense over the term of the agreement using the straight-line method which approximates the effective interest method. During 2016, the Company had drawn down the $12,000 Term Loan. During 2017, the Company had drawn down $4,900 of the $5,000 Delayed Term Loan. During 2018, the Company had drawn down $18,169 of the Term Loan B and $2,000 of the Revolver. The interest rate for the Term A and Term B loans are each LIBOR plus 235 basis points. The interest rate on the Term A Loan, the Delayed Term Loan, Revolver and Term B Loan was 4.87%, 5.85%, 5.85% and 4.73%, respectively, at December 31, 2018. The Company entered into an interest rate management agreement commencing on January 31, 2018 which caps interest at LIBOR plus 300 basis points. In November 2019, the Company paid off the above Term A, Delayed Term Loan, Revolver and Term B Loan for $35,841. Total amortization expense for the years ended December 31, 2019 and 2018 was $362 and $235, respectively.
In November 2019, the Company entered into a new Term Loan B credit agreement that consists of an aggregate committed principal amount of $525,000, revolving credit commitments of $75,000, and issuance of letters of credit up to $25,000. The Company capitalized $41,528 of costs directly related to originating the credit facility of which $21,000 of these costs related to debt discounts and the remaining to debt issuance costs. These costs are being amortized to interest expense over the term of the agreement using the straight-line method which approximates the effective interest method. Total amortization expense for the years ended December 31, 2020 and 2019 was $11,669 and $976.
The Term Loan B and Revolver mature on November 17, 2024. The interest rate for the Term Loan B is LIBOR plus 625 basis points and the Revolver is LIBOR plus 500 basis points. The interest rate on the Term Loan B and revolver was 8.02% and 6.77% as of December 31, 2019. The Term Loan B and revolver both have a maturity date of November 2024. Quarterly principal payments in the amount of $6,563 are due on the Term Loan B beginning on March 31, 2020 with a balloon payment of $435,500 due at maturity. In November 2020, the Company made a prepayment of $115,000 on Term Loan B with excess operating cash flow. In accordance with the terms of the Term Loan B agreement, there is no prepayment penalty. On April 2, 2021, the Company repaid all amounts due under Term Loan B in connection with entering into a new agreement with a new lender (See Note 15- Subsequent Events).
As part of the consideration for an acquisition in 2015, the Company obtained a note payable from the seller in the amount of $750 with a fixed rate of 2.3% and a December 2020 maturity. The note payable was repaid in full in December 2020.
The Company also had equipment loans for the acquisition of several Company vehicles purchased in 2016, which mature between August and November 2021. The Company paid off all equipment loans in 2019.
Long-term debt components as of December 31, 2020 and 2019 are summarized as follows:
December 31, 2020	Original Amortization in Months	Interest Rate	Principal Balance
Term B Loan	60	6.4%	$390,313
Less debt discount and debt issuance costs			32,231
Long-Term Debt, net of current maturities and debt discount and debt issuance costs			$358,082

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
7. Long-Term Debt (Continued)
December 31, 2019	Original Amortization in Months	Interest Rate	Principal Balance
Term B Loan	60	8%	$525,000
Revolver	60	6.75%	15,500
Note Payable	6	18%	14,300
Seller note	61	2.30%	677
Total Long-Term Debt			555,477
Less current maturities			40,585
Less debt discount and debt issuance costs			40,551
Long-Term Debt, net of current maturities and debt discount and debt issuance costs			$474,341
Scheduled principal payments of long-term debt as of December 31, 2020 are as follows:
Years ending December 31,	Amount
2021	$—
2022	—
2023	—
2024	—
2025	390,313
Total	$390,313
The Term Loan B and Delayed Term Loan are collateralized to the lenders by first deeds of trust on the convenience stores and gas stations and security interests in equipment. Long-term debt is pre-payable in accordance with the loan agreements with no prepayment penalty. Holdings’ credit facility is guaranteed by the Company. Under the terms of the credit facility, the Company is required to maintain compliance with certain financial covenants. As of December 31, 2020, the Company was in compliance with terms of the credit facility. As of December 31, 2020, the Company has $75,000 available for future borrowings under the Company’s revolving line of credit.
8. Financing Obligations
In 2019, the Company sold 76 properties in exchange for net proceeds of $235,780 and entered into a lease agreement with the buyers. The Company leases back the sites for an initial term of 20 years, followed by optional renewals at customary terms.
Due to its continued involvement with the sites, the Company determined it was precluded from applying sale-leaseback accounting. The Company recorded long-term financial obligations in the amount of the net proceeds received and recognizes interest at a rate of approximately 6%. The financing obligations are increased by interest expense and amortized through contractual leaseback payments. There were $1,276 in financing costs associated with this transaction which have been capitalized and are being amortized over the life of the lease.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
8. Financing Obligations (Continued)
The components of the financing obligations as of December 31, 2020 are summarized as follows:
Total payments due under financing obligations	$618,807
Less amounts representing interest	383,320
Net principal payments under financing obligations	235,487
Less current maturities of financing obligations	1,451
Less debt discount and debt issuance costs, net of accumulated issuance costs of $103	1,173
Long-term Financing Obligation, net of amounts representing interest, current maturities, debt discount and debt issuance costs	$232,863
The components of the financing obligations as of December 31, 2019 are summarized as follows:
Total payments due under financing obligation	$634,690
Less amounts representing interest	397,796
Net principal payments under financing obligations	236,894
Less current maturities of financing obligations	1,407
Less debt discount and debt issuance costs, net of accumulated issuance costs of $8	1,268
Long-term Financing Obligation, net of amounts representing interest, current maturities, debt discount and debt issuance costs	$234,219
Future minimum payments including interest related to the financing obligations are summarized below:
Years ending December 31,	Amount
2021	$15,883
2022	15,883
2023	15,883
2024	15,883
2025	15,883
Thereafter	539,392
Total	$618,807
9. Fair Value Measurements
The Company follows the provisions of ASC Topic 820, Fair Value Measurement, which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximized the use of observable inputs and minimized the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing the Company’s asset or liability based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those of the Company are traded. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants that have investments in the same or similar assets would use as determined by the money managers for each

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
9. Fair Value Measurements (Continued)
investment based on best information available in the circumstances. The input hierarchy is broken down into three levels based on the degree to which the exit price is independently observable or determinable as follows
Level 1—Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Examples include equity that is actively traded on a major exchange.
Level 2—Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date. Most debt securities, preferred stocks, certain equity securities, short-term investments and derivatives are model priced using observable inputs and are classified with Level 2.
Level 3—Valuation based on inputs that are unobservable and reflect management’s best estimate of what market participants would use as fair value. Examples include limited partnerships and private equity investments, and limited liability investment companies.
As of December 31, 2020 and 2019, the Company had no Level 2 or 3 assets or liabilities. As of December 31, 2020 and 2019, the Company had Level 1 assets that consisted of a money market account in the amount of $11,109 and $17,003, respectively.
The estimated fair value of the Company’s consolidated financial instruments, including cash and cash equivalents, accounts receivable, trade payables and accrued liabilities, approximate their carrying values due to their short-term nature. The estimated fair value of the Company’s line of credit, financing obligations and long-term debt approximates its fair value based on their market rates of interest.
10. Employee Benefit Plans
The Company sponsors a defined contribution 401(k) Plan in which eligible employees may participate. Employees who have completed 90 days of service and are at least 21 years of age other than those defined as highly compensated under the Internal Revenue Code are eligible to participate. Employees may contribute up to the maximum allowed by the Internal Revenue Code. The Company made $464, $248, and $177 in matching contributions in 2020, 2019, and 2018, respectively.
On October 15, 2020, the ACS and AP profit sharing plan merged with the Company plan. Prior to the merger, ACS and API maintained a profit sharing plan (the “Profit Sharing Plan”) that covers all employees who are at least 21 years of age and have completed on year of service with ACS or API. Employees can participate in the Profit Sharing Plan on the first day of the plan year following the date the eligibility requirements have been met. Employer contributions are discretionary and determined annually by the Board of Directors. The Company made $209 and $46 in employer contributions pre-merger through October 15, 2020 and for the six-week period of ownership ended December 31, 2019.
11. Related-Party Transactions
The Company reimburses an affiliate of the Members for various costs incurred on behalf of the Company.
The Company was charged $52, $183, and $222 in 2020, 2019 and 2018, respectively, for human resource and information technology personnel in connection with their services to the Company and is included in salaries and employee benefits in the consolidated statements of operations and comprehensive income (loss). Of these amounts, $20 and $133 is included in due to affiliates on the accompanying consolidated balance sheets at December 31, 2020 and 2019, respectively.
The Company reimburses an affiliate of the Members for the Company’s portion of shared office space. During 2020, 2019 and 2018, such rent was $275, $269 and $233, respectively, and is included in other selling,

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
11. Related-Party Transactions (Continued)
general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss). Of these amounts, $143 and $201 is included in due to affiliates on the accompanying consolidated balance sheets at December 31, 2020, and 2019, respectively.
During 2020, 2019 and 2018, the Company reimbursed an affiliate of the Members for operating expenses incurred on behalf of the Company. During 2020, 2019 and 2018, these reimbursements totaled $206, $267 and $284, respectively, and are included in other selling, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive income (loss). Of these amounts, $214 and $317 is included in due to affiliates in the accompanying consolidated balance sheets at December 31, 2020 and 2019, respectively.
As of December 31, 2020, the due from affiliates includes a receivable for net contributions of $10,580 from Partnership II.
Additionally, in 2017 the Company entered into a concession agreement with an affiliate of the Members allowing for use of selling space for alcohol sales in twenty-seven stores. The Company reimbursed the affiliate of the Members for the alcohol sales, less cost of sales collected on its behalf. The Company received a concession fee of 8% of sales and a rental concession fee of 8% of sales. Of this amount, all is included in due to affiliates in the accompanying consolidated balance sheets at December 31, 2020. In September 2020, the concession agreements with the affiliate of the Members discontinued as the Company was able to obtain its own license to sell alcohol on premises.
The affiliate of the Members reimburses the Company for the cost of inventory, operating expenses incurred and a concession fee. As of December 31, 2020 and 2019, the Company was owed $302 and $510 related to these expenses, all of which is included in accounts receivable on the accompanying consolidated balance sheets.
The Company receives a concession fee from the affiliate of the Members for use of the store space to sell. During 2020, 2019 and 2018, this fee amounted to $116, $631 and $810, respectively, and is included in revenue in the consolidating statements of operations and comprehensive income (loss), all of which is included in accounts receivable on the consolidated balance sheet at December 31, 2020 and 2019.
All amounts due to and due from affiliates represent advances to and from the Company. Such amounts are non-interest bearing and due on demand.
12. Commitments
The Company has entered into various purchase agreements related to our fuel supply, which include varying volume commitments. Prices included in the purchase agreements are indexed to market prices. While volume commitments are included in the contracts, we do not have a history of incurring material penalties related to these provisions. These contracts are not accounted for as derivatives as they meet the normal purchases exclusion under derivative accounting.
13. Contingencies
Environmental
The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products.
The Company has engaged environmental consultants to continually evaluate and monitor its locations for environmental compliance and potential remediation. If remediation is required, the Company’s consultants assist in developing remediation plans and cost projections, implement remediation actions, and monitor the

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
13. Contingencies (Continued)
sites as required. The requirement for and the cost of remediation could change as a result of (1) changes to the remediation plan as required by federal, state, or local authorities, (2) changes in technology available to treat the sites, (3) unforeseen circumstances at the site, and (4) differences between projected and actual costs. Where allowable, the Company has filed claims under its property insurance policies and with federal, state, and local agencies for ongoing maintenance and preventative care required by the company’s insurance carriers. Environmental remediation and maintenance expense amounted to $1,136, $1,959 and $346, for the years ended December 31, 2020, 2019 and 2018, respectively, and is included in selling, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive income (loss).
Legal Contingencies (ACS/API)
From time to time, the Company may be involved in legal or administrative proceedings or investigations arising from the conduct of its business operations, including, but not limited to, contractual disputes; employment, personnel, or accessibility matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel’s assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect the Company’s consolidated financial position and results of operations.
14. Income Taxes
Income tax expense attributable to earnings consists of the following components:
Years ended December 31,	2020	2019	2018
Current Tax Expense:
Federal	$70	$150	$200
State	50	75	100
Total Income Tax Expense	$120	$225	$300
The Company follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. As of December 31, 2019 and 2020, the Company has not recorded any amounts for uncertain tax positions. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income. For the years ended December 31, 2019 and 2020, no estimated interest or penalties were recognized on uncertain tax positions.
15. Subsequent Events
Subsequent to December 31, 2020, the following events occurred:
•
In March 2021, the Company purchased three parcels of land in New Mexico and two parcels in Texas for a total purchase price of $1,800.

•
The Company has 11 letters of intent to purchase land or buy out existing leases for a total purchase price of $2,323. The Company has one letter of intent to dispose of a closed location for $100. The Company has one letter of intent pending for land development for a purchase price of $375.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(in thousands)
15. Subsequent Events (Continued)
•
On April 2, 2021, the Company refinanced its term loan and revolving credit facilities in the amounts of $410,000 with a seven-year maturity and $125,000 with a five-year maturity, respectively, with JPMorgan Chase Bank, N.A. As of the issuance date of these financial statements, the Company has not drawn on the revolver and the most recent interest rate on the Term Loan was 4.0%.

BW Ultimate Parent, LLC and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(in thousands)
	June 30, 2021	December 31, 2020
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$117,377	$102,950
Accounts receivable, net of reserves of $325 at June 30, 2021 and December 31, 2020, respectively	18,183	14,775
Due from affiliates, net	430	10,783
Inventories	53,052	50,672
Prepaid expenses and other current assets	4,712	9,845
Total Current Assets	193,754	189,025
Property, Plant, and Equipment, net	485,648	470,057
Intangible Assets	269,610	269,610
Goodwill	266,801	266,801
Right of Use Assets	16,464	17,409
Other Assets	9,575	7,145
Total Assets	$1,241,852	$1,220,047
Liabilities and Members’ Equity
Current Liabilities:
Current maturities of long-term debt	$4,100	$—
Current maturities of financing obligations	1,511	1,451
Current maturities of lease liabilities	1,972	2,104
Accounts payable and accrued expenses	80,622	70,247
Total Current Liabilities	88,205	73,802
Long-Term Debt, net of current maturities and debt issuance costs	381,038	358,082
Financing Obligations, net of issuance costs	231,991	232,863
Lease Liabilities, net of current maturities	14,905	15,552
Asset Retirement Obligation	6,565	6,299
Total Liabilities	722,704	686,598
Commitments and Contingencies (Notes 1, 11, 12 and 13)
Members’ Equity:
Members’ capital	518,280	532,581
Non-controlling interest	868	868
Total Members’ Equity	519,148	533,449
Total Liabilities and Members’ Equity	$1,241,852	$1,220,047
See accompanying notes to unaudited condensed financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(in thousands)
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	(unaudited)
Total Revenues	$814,925	$717,503
Cost of Goods Sold	644,834	547,744
Gross Profit	170,091	169,759
Operating Expenses:
Salaries and employee benefits	64,812	61,707
Selling, general and administrative expenses	52,024	52,093
Depreciation, amortization and accretion	10,750	8,235
Total Operating Expenses	127,586	122,035
Income from Operations	42,505	47,724
Other Expense, net:
Interest expense, net	20,738	32,204
Loss on extinguishment of debt	19,363	—
Total Other Expense, net	40,101	32,204
Income before Provision for Income Taxes	2,404	15,520
Provision for Income Taxes	94	85
Net Income and Comprehensive Income	$2,310	$15,435
Net Income and Comprehensive Income Attributable to:
Members’	$2,310	$15,435
Non-controlling interest	—	—
Net Income and Comprehensive Income	$2,310	$15,435
See accompanying notes to unaudited condensed financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in
Members’ Equity
(in thousands)
For the Six Months Ended June 30, 2021	Members’ Capital	Non-controlling Interest	Total
Balance at December 31, 2020	$532,581	$868	$533,449
Distributions	(16,611)	—	(16,611)
Net Income	2,310	—	2,310
Balance at June 30, 2021	$518,280	$868	$519,148
For the Six Months Ended June 30, 2020	Members’ Capital	Non-controlling Interest	Total
Balance at December 31, 2019	$306,122	$844	$306,966
Distributions	(11,200)	—	(11,200)
Contributions	29,362	—	29,362
Net Income	15,435	—	15,435
Balance at June 30, 2020	$339,719	$844	$340,563
See accompanying notes to unaudited condensed financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(in thousands)
Six Months Ended	June 30, 2021	June 30, 2020
	(unaudited)
Cash Flows from Operating Activities:
Net income	$2,310	$15,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and accretion	10,750	8,235
Amortization of debt issuance costs	2,965	4,137
Loss on extinguishment of debt	19,363	—
Loss on sale of assets relating to closure of stores	34	(7)
Changes in operating assets and liabilities:
Accounts receivable	(3,408)	(7,741)
Inventories	(2,380)	9,832
Prepaid expenses and other current assets	5,133	3,783
Other assets	(2,430)	—
Accounts payable and accrued expenses	8,808	(1,573)
Right of use asset, net	1,123	990
Due to affiliates	10,353	9,313
Net Cash Provided by Operating Activities	52,621	42,404
Cash Flows from Investing Activities:
Purchase of property, plant, and equipment	(24,569)	(10,127)
Net Cash Used in Investing Activities	(24,569)	(10,127)
Cash Flows from Financing Activities:
Repayment of note payable and long-term debt	(390,313)	(27,435)
Cash paid for prepayment penalty on long-term debt	(3,904)	—
Proceeds from term loan	410,000	—
Cash paid for debt issuance costs	(11,028)	—
Repayment of financing obligations	(812)	(693)
Repayment of financing leases	(957)	(944)
Contributions from members	—	29,362
Distributions to members	(16,611)	(11,200)
Net Cash Used in Financing Activities	(13,625)	(10,910)
Increase in Cash and Cash Equivalents	14,427	21,367
Cash and Cash Equivalents at Beginning of Period	102,950	49,195
Cash and Cash Equivalents at End of Period	$117,377	$70,562
Supplemental Disclosure of Cash Flow Information:
Cash paid for:
Interest	$17,645	$29,195
See accompanying notes to unaudited condensed financial statements.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(in thousands)
1. Presentation of Financial Statements
BW Ultimate Parent, LLC and Subsidiaries (the “Company”) was organized under a limited liability agreement (“LLC Agreement”) dated October 1, 2019 and is treated as the continuation of BW Gas & Convenience Holdings, LLC and Subsidiaries (“Holdings”) for both financial reporting and federal income tax purposes. The Company is owned by BW Gas & Convenience Aggregator, L.P. (“Partnership I”) and BW Gas & Convenience Aggregator II, L.P. (“Partnership II”).
Until November 17, 2019, the sole member of Holdings was Partnership I. On November 17, 2019, Partnership I transferred its interest in Holdings to the Company for member interest in the Company.
Holdings was organized under an LLC Agreement dated May 21, 2015. Holdings was organized to acquire and operate a portfolio of gas station and convenience store properties and related businesses in select regions located across the United States with a focus on both value-add and roll up opportunities to take advantage of economies of scale that will provide the best risk-adjusted return. Operations of Holdings commenced on December 9, 2015 when the Company acquired its first investment in gas and convenience stores.
As of June 30, 2021, the Company operates 403 gas station and convenience store locations.
2. Basis of Presentation
The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated.
The accompanying condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been condensed or omitted pursuant to such rules and regulations.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as of June 30, 2021 and its results of operations, changes in members’ equity and cash flows for the six months ended June 30, 2021 and 2020. Although management believes that the disclosures are adequate to make the information presented not misleading, these interim condensed consolidated financial statements should be read in conjunction with the Company’s most recent audited financial statements and notes thereto for the year ended December 31, 2020.
Current Expected Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which became effective for the Company during the first quarter of fiscal year 2021. The guidance requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financial assets using a forward-looking approach, taking into consideration historical experience, current conditions, and supportable forecasts that impact collectability. The implementation did not have a material impact on our condensed consolidated financial statements.
Issued Accounting Standards Not Yet Adopted
From time to time, new accounting pronouncements are issued by the FASB and are adopted by us as of the specified effective dates. Unless otherwise discussed, such pronouncements did not have or will not have a

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
(in thousands)
2. Basis of Presentation (Continued)
significant impact on our consolidated financial position, results of operations or cash flows, or do not apply to our operations.
3. Revenue and Cost of Goods Sold
The following table disaggregates our revenue by major source for the six months ended June 30, 2021 and 2020:
	2021	2020
Fuel sales	$497,854	$404,220
Inside merchandise sales	308,166	306,944
Other revenues	8,905	6,339
Total Revenues	$814,925	$717,503
The Company’s revenues are generally sourced from the sale of fuel, inside merchandise and other revenues, such as, car washes, lottery commissions and other service fees. Sales tax collected from customers are remitted to the government are recorded on a net basis in the consolidated financial statements.
The Company offers customers a loyalty reward program. The Company allocates the transaction price between the product and the loyalty reward obligations based on relative standalone selling price. The portion allocated to the loyalty reward is recognized as a contract liability and revenue is recognized when the rewards are redeemed or expire.
The Company includes all costs incurred to acquire motor fuel and merchandise, including the costs of purchasing, storing and transporting inventory prior to delivery to customers as cost of goods sold in the consolidated statement of operations. A component of cost of goods sold is the discount for prompt payment and other volume rebates, discounts and incentives offered by motor fuel suppliers. Prompt payment discounts from suppliers are based on a percentage of the purchase price of motor fuel and the dollar value of these discounts varies with motor fuel prices. Cost of goods sold does not include any depreciation of property and equipment, as these amounts are included in depreciation, amortization and accretion expense in the consolidated statements of income and comprehensive income.
The Company receives payments for vendor allowances and volume rebates from various suppliers of convenience store merchandise and fuel. Vendor allowances for price markdowns are credited to cost of goods sold during the period the related markdown is realized. Volume rebates of merchandise are recorded as reductions to cost of goods sold when the merchandise qualifying for the rebate is sold. Slotting and stocking allowances received from a vendor are recorded as a reduction to cost of goods sold over the period covered by the agreement. Fuel supplier discounts for prompt payment are recorded at time of purchase. Fuel supplier vendor incentives based on volume purchases are recorded when earned based on supplier contract agreement. These are recognized in the period earned based on the applicable rebate agreement.
The aggregate amounts recorded as a reduction to cost of goods sold for vendor allowances and rebates for six months ended June 30, 2021 and 2020 were $12,646 and $10,443, respectively.
4. Unit Incentive Plan
Employees of the Company are eligible to participate in the Unit Incentive Plan (the “Plan”). The Plan is designed as profit interests for plan participants (the “Plan Participants”) to share in any future appreciation of the Company after Partnership I and Partnership II receive the agreed upon distribution of $762,110, thereby aligning the interests of Plan Participants with those of the Company’s Members. The Company authorized the issuance of up to 2.5% Series P member interests (“Series P Interests”) for Plan Participants.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
(in thousands)
4. Unit Incentive Plan (Continued)
Series P Interests are subject to vesting, repurchase rights upon cessation of employment and other events defined within the Plan. As of December 31, 2020, the Company had awarded all 2.5% Series P Interests. Series P Interests are granted at no cost to Plan Participants and consist of time-based vesting conditions. The value of the Series P Interests was not material. During the six months ended June 30, 2021, there were no Series P interests issued or cancelled.
5. Long-Term Debt
In November 2019, the Company entered ino a Term Loan B credit agreement that consisted of an aggregate committed principal amount of $525,000, revolving credit commitments of $75,000, and the issuance of letters of credit up to $25,000. The Company capitalized $41,528 of costs directly related to originating the credit facility of which $21,000 of these costs related to debt discounts and the remaining to debt issuance costs. These costs were being amortized to interest expense over the term of the agreement using the straight-line method which approximated the effective interest method.
The Term Loan B and Revolver were to mature on November 17, 2024. The interest rate for the Term Loan B was LIBOR plus 625 basis points and the Revolver was LIBOR plus 500 basis points. Quarterly principal payments in the amount of $6,563 were due on the Term Loan B beginning on March 31, 2020 with a balloon payment of $435,500 due at maturity.In November 2020, the Company made a prepayment of $115,000 on Term Loan B.
On April 2, 2021, the Company repaid all amounts due under Term Loan B of $390,313 including a prepayment penalty of $3,904 in connection with entering into a new agreement with new lenders for a $410,000 term loan (New Term Loan) with a seven-year maturity. The prepayment penalty has been recorded as a component of loss on the extinguishment of debt in the accompanying consolidated financial statements. The Company also entered into a $125,000 revolver (New Revolver) with a five-year maturity (collectively, the New Credit Facility). Under the New Term Loan, principal is due in quarterly installments of $1,025 beginning on September 30, 2021 with a balloon payment of the remaining outstanding balance upon maturity in April 2028. The interest rate under the New Term Loan is LIBOR + 350 bps. As of June 30, 2021, the interest rate was 4.0%. As of June 30, 2021, the Company has $123,681 available for future borrowings under the Company’s New Revolver and $1,319 is committed to undrawn letters of credit.
The Company concluded the refinancing of the outstanding Term Loan B in April 2021 was partially a debt modification and partially a debt extinguishment in accordance with ASC 470-50, “Debt: Modifications and Extinguishments,” based on the number of new and existing lenders in the New Term Loan. As a result, the Company capitalized $6,963 of deferred financing costs related to new lenders participating in the New Term Loan. These capitalized costs are recorded as a debt discount and being amortized to interest expense over the term of the New Term Loan using the straight-line method which approximated the effective interest method. Additionally, the Company recorded a charge on $11,394, to write off the original issue discount and deferred financings costs for the lenders not participating in the New Term Loan, which is recorded as a portion of the loss on the extinguishment of debt in the accompanying consolidated financial statements for the six months ended June 30, 2021. The Company also recorded a charge of $4,065 during the six months ended June 30, 2021, for deferred financing costs incurred for the New Term Loan that related to existing lenders that carried over from the refinanced debt, which is recorded as a portion of the loss on the extinguishment of debt in the accompanying consolidated financial statements for the six months ended June 30, 2021.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
(in thousands)
5. Long-Term Debt (Continued)
Long-term debt components as of June 30, 2021 and December 31, 2020 are summarized as follows:
	June 30, 2021	December 31, 2020
Term Loans	$410,000	$390,313
Unamortized debt discount and deferred financing costs	(24,862)	(32,231)
Net Term Loans	385,138	358,082
Current maturities of Long-term Debt	4,100	—
Long-term debt, net of current maturities, deferred financing costs and original issue discount	$381,038	$358,082
Scheduled principal payments of long-term debt as of June 30, 2021 are as follows:
Years ending December 31,	Amount
2021	$2,050
2022	4,100
2023	4,100
2024	4,100
2025	4,100
2026	4,100
2027	4,100
2028	383,350
Total	$410,000
The New Term Loan and New Revolver are pre-payable in accordance with the loan agreements without prepayment penalty. The credit facility is guaranteed by the Company. Under the New Credit Facility, the Company is required to maintain compliance with certain financial and nonfinancial covenants. As of June 30, 2021, the Company was in compliance with its covenants.
6. Financing Obligation and Leases
Financing Obligation
In 2019, the Company sold 76 properties in exchange for net proceeds of $235,780 and entered into a lease agreement with the buyers. The Company leases back the sites for an initial term of 20 years, followed by optional renewals at customary terms.
Due to its continued involvement with the sites, the Company determined it was precluded from applying sale-leaseback accounting. The Company recorded long-term financial obligations in the amount of the net proceeds received and recognizes interest at a rate of approximately 6%. The financing obligations are increased by interest expense and amortized through contractual leaseback payments. There were $1,276 in financing costs associated with this transaction which have been capitalized and are being amortized over the life of the lease.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
(in thousands)
6. Financing Obligation and Leases (Continued)
The components of the financing obligations as of June 30, 2021 are summarized as follows:
Total payments due under financing obligations	$610,803
Less amounts representing interest	376,161
Net principal payments under financing obligations	234,642
Less current maturities of financing obligations	1,511
Less debt discount and debt issuance costs, net of accumulated issuance costs of $135	1,140
Long-term Financing Obligation, net of amounts representing interest, current maturities, debt discount and debt issuance costs	$231,991
The components of the financing obligations as of December 31, 2020 are summarized as follows:
Total payments due under financing obligations	$618,807
Less amounts representing interest	383,320
Net principal payments under financing obligations	235,487
Less current maturities of financing obligations	1,451
Less debt discount and debt issuance costs, net of accumulated issuance costs of $103	1,173
Long-term Financing Obligation, net of amounts representing interest, current maturities, debt discount and debt issuance costs	$232,863
As of June 30, 2021, future minimum payments including interest related to the financing obligations are summarized below:
Years ending December 31,	Amount
2021	$7,879
2022	15,883
2023	15,883
2024	15,883
2025	15,883
Thereafter	539,392
Total	$610,803
Financing and Capital Leases
The Company is a lessee in situations where it leases property and equipment, most commonly land or building, from a lessor. Leases are reported in accordance with FASB issued ASU No. 2016-02, “Leases,” or ASC 842. The Company recognizes a right-of-use asset representing its right to use the underlying asset for the lease term and a lease liability for the obligation to make lease payments. Both the right-of-use asset and lease liability are initially measured at the present value of the lease payments, with subsequent measurement dependent on the classification of the lease as either a finance or an operating lease. For leases with a term of twelve months or less, the Company has elected to not recognize lease assets and lease liabilities and recognizes lease expense on a straight-line basis over the lease term.
The leases initially recorded under ASC 842 were recognized, at the time of adoption, at an amount equal to the present value of the lease payments using the incremental borrowing rate of debt based upon the remaining term of the lease. New leases are recognized at the present value of the lease payments using the implicit rate

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
(in thousands)
6. Financing Obligation and Leases (Continued)
in the lease agreement when it is readily determinable. When the implicit rate is not readily determinable, the Company uses the incremental borrowing rate of debt based on the term of the lease.
Certain leases have variable payment components such as commission-based payments or payments for property taxes and insurance. For these leases, the Company has not included those variable payments in the calculation of the lease liability as the payments are not in-substance fixed and do not depend on a known index or rate. These variable payments will be expensed as incurred. The Company also has options to renew or extend the current lease arrangement on many of its leases. In these situations, if it was reasonably certain the lease would be extended, the Company has included those extensions within the remaining lease payments at the time of measurement.
The Company has elected to account for each lease component and its associated non-lease components as a single component and has allocated the contract consideration across lease components only. Lease right-of-use assets and lease liabilities outstanding as June 30, 2021 and December 31, 2020 consists of the following:
Right of Use Assets	June 30, 2021	December 31, 2020
	(unaudited)
Operating lease right-of-use assets	$14,915	$15,826
Finance lease right-of-use assets	1,549	1,583
Total right-of-use assets	$16,464	$17,409
Lease Liabilities	June 30, 2021	December 31, 2020
	(unaudited)
Current maturities of lease liabilities	$1,972	$2,104
Lease liabilities, net of current maturities	14,905	15,552
Total lease liabilities	$16,877	$17,656
Weighted average remaining lease terms, weighted average discount rates, and supplementary cash flow information outstanding leases were as follows:
	June 30, 2021	December 31, 2020
	(unaudited)
Weighted- average remaining lease-term- finance lease	22.1 years	22.6 years
Weighted- average remaining lease-term- operating lease	15.1 years	15.2 years
Weighted-average discount rate- finance lease	6.12%	6.12%
Weighted-average discount rate- operating lease	5.85%	5.85%
Future minimum payments under the finance leases and operating leases with initial or remaining terms of one year of more consists of the following at June 30, 2021:
	Finance leases	Operating leases
2021	$63	$972
2022	126	1,769
2023	126	1,293
2024	126	1,667
2025	126	1,664
Thereafter	2,480	16,474
Total minimum lease payments	3,047	23,839
Less amount representing interest	1,433	8,576
Present value of net minimum lease payments	$1,614	$15,263

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
(in thousands)
6. Financing Obligation and Leases (Continued)
Rent expense amounted to $1,624 and $1,570 for the six months ended June 30, 2021 and 2020, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of income and comprehensive income.
7. Contingencies and Commitments
Environmental
The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. The Company has engaged environmental consultants to continually evaluate and monitor its locations for environmental compliance and potential remediation. If remediation is required, the Company’s consultants assist in developing remediation plans and cost projections, implement remediation actions, and monitor the sites as required. The requirement for and the cost of remediation could change as a result of (1) changes to the remediation plan as required by federal, state, or local authorities, (2) changes in technology available to treat the sites, (3) unforeseen circumstances at the site, and (4) differences between projected and actual costs. Where allowable, the Company has filed claims under its property insurance policies and with federal, state, and local agencies for ongoing maintenance and preventative care required by the Company’s insurance carriers.
Legal Contingences
From time to time, the Company may be involved in legal or administrative proceedings or investigations arising from the conduct of its business operations, including, but not limited to, contractual disputes; employment, personnel, or accessibility matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel’s assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect the Company’s consolidated financial position and results of operations.
Commitments
The Company has entered into various purchase agreements related to our fuel supply, which include varying volume commitments. Prices included in the purchase agreements are indexed to market prices. While volume commitments are included in the contracts, we do not have a history of incurring material penalties related to these provisions. These contracts are not accounted for as derivatives as they meet the normal purchases exclusion under derivative accounting.
8. Segment Reporting
As of June 30, 2021, the Company operated 403 stores in nine states. The Company’s convenience stores offer a broad selection of merchandise, fuel and other products and services designed to appeal to the convenience needs of the Company’s customers. The Company manages its business on the basis of one operating segment and, therefore, has only one reportable segment. The Company’s stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. The Company’s Chief Operating Decision Maker (“CODM”) is its Chairman and Chief Executive Officer. The Company’s CODM makes decisions based primarily on the review of consolidated financial information.

BW Ultimate Parent, LLC and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements (Continued)
(in thousands)
9. Related-Party Transactions
The Company reimburses an affiliate of the Members for various costs incurred on behalf of the Company.
The Company was charged $1 and $59 for the six months ended June 30, 2021 and 2020, respectively. for human resource and finance personnel in connection with their services to the Company and is included in salaries and employee benefits in the consolidated statements of income and comprehensive income. Compensation reimbursement amounts of $25 and $20 were reported in the consolidated balance sheets at June 30, 2021 and December 31, 2020, respectively.
The Company reimburses an affiliate of the Members for the Company’s portion of shared office space. During the six months ended June 30, 2021 and 2020 such rent was $138 and $138, respectively and is included in other selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income. Rent reimbursements of $144 and $143 are included in due to affiliates on the accompanying consolidated balance sheets at June 30, 2021 and December 31, 2020, respectively.
During 2021 and 2020, the Company reimbursed an affiliate of the Members for operating expenses incurred on behalf of the Company. During the six months ended June 30, 2021 and June 30, 2020, these reimbursements $102 and $262, respectively and are included in other selling, general and administrative expenses on the accompanying consolidated statements of operations and comprehensive income. Operating expense reimbursements of $97 and $214 are included in due to affiliates in the accompanying consolidated balance sheets at June 30, 2021 and December 31, 2020 respectively.
As of June 30, 2021 and December 31, 2020, the due from affiliates includes a receivable from net contributions and reimbursement of fund level expenses of $700 and $10,580 from Partnership II, respectively.
Additionally, in 2017 the Company entered into a concession agreement with an affiliate of the Members allowing for use of selling space for alcohol sales in twenty-seven stores. The Company reimbursed the affiliate of the Members for the alcohol sales, less cost of goods sold collected on its behalf. The Company received a concession fee of 8% of sales and a rental concession fee of 8% of sales. In September 2020, the concession agreements with the affiliate of the Members was discontinued as the Company was able to obtain its own license to sell alcohol on premises.
The affiliate of the Members reimburses the Company for the cost of inventory, operating expenses incurred and a concession fee. As of June 30, 2021 and December 31, 2020 the Company was owed $302 related to these expenses, all of which is included in accounts receivable on the accompanying consolidated balance sheets.
The Company receives a concession fee from the affiliate of the Members for use of the store space to sell. For the quarters ended June 30, 2021 and June 30, 2020, this fee amounted to $0 and $84, respectively, and is included in revenue in the consolidating statements of operations and comprehensive income. All remaining balances due are included in accounts receivable on the consolidated balance sheet at June 30, 2021 and December 31, 2020.
All amounts due to and due from affiliates represent advances to and from the Company. Such amounts are non-interest bearing and due on demand.
10. Subsequent Events
Subsequent to June 30, 2021 the following events occurred:
•
The Company acquired four parcels of land for a total purchase price of $1,691.

•
The Company disposed of two closed locations for $620 and a parcel of land for $170.

•
The Company has seven purchase agreements for land for a total purchase price of $6,490.

yes way
100% Arabica
Specialty Coffees
Busch Light

      Shares
Yesway, Inc.
Class A Common Stock

PROSPECTUS

Morgan Stanley
J. P. Morgan
Goldman Sachs & Co. LLC
BMO Capital Markets Corp.
Barclays
           , 2021

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13. Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by Yesway, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Stock Market listing fee.
SEC registration fee		$10,910
FINRA filing fee		*
Nasdaq Stock Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment

Item 14. Indemnification of directors and officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Yesway, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of the Transactions, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15. Recent sales of unregistered securities.
On April 23, 2021, Yesway, Inc. agreed to issue 100 shares of common stock, par value $0.01 per share, which will be redeemed upon the consummation of the Transactions, to Parent in exchange for $1.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and financial statements.
(a)
Exhibits

The following documents are filed as exhibits to this registration statement.
Exhibit No.
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of Yesway, Inc., as in effect prior to the consummation of the Transactions.
3.2	Form of Amended and Restated Certificate of Incorporation of Yesway, Inc., to be in effect upon the consummation of the Transactions.
3.3	Bylaws of Yesway, Inc., as in effect prior to the consummation of the Transactions.
3.4	Form of Amended and Restated Bylaws of Yesway, Inc. to be in effect upon the consummation of the Transactions.
4.1	Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Transactions.
10.2	Form of LLC Agreement of BW Ultimate Parent, LLC, to be effective upon the consummation of the Transactions.
10.3	Form of Stockholders Agreement, to be effective upon the consummation of the Transactions.
10.4	Form of Registration Rights Agreement, to be effective upon the consummation of the Transactions.
10.5	Credit Agreement, dated as of April 2, 2021, by and among BW Gas & Convenience Parent, LLC, BW Gas & Convenience Holdings, LLC, as borrower, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and each L/C Issuer, as defined thereto.
10.6#*	2021 Incentive Award Plan, to be in effect upon the consummation of the Transactions.
10.7#*	2021 Employee Stock Purchase Plan, to be in effect upon the consummation of the Transactions.
10.8#	Non-Employee Director Compensation Policy, to be in effect upon the consummation of the Transactions.
10.9#	Offer Letter by and between Yesway, Inc. and Thomas N. Trkla.
10.10#	Offer Letter by and between Yesway, Inc. and Ericka L. Ayles.
10.11#	Offer Letter by and between Yesway, Inc. and Kurt M. Zernich.
10.12	Form of Indemnification Agreement.
10.13#*	Executive Severance Plan.
21.1	List of Subsidiaries of Yesway, Inc.
23.1	Consent of BDO USA LLP, as to Yesway, Inc.
23.2	Consent of BDO USA LLP, as to BW Ultimate Parent, LLC.
23.3*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page).
99.1	Consent of Thomas W. Brown to be named as a director nominee.
99.2	Consent of Steven C. DeSutter to be named as a director nominee.
99.3	Consent of Ronald C. Lewis to be named as a director nominee.
99.4	Consent of Jayne M. Rice to be named as a director nominee.
99.5	Consent of Jill A. Soltau to be named as a director nominee.

*
To be filed by amendment.

#
Indicates management contract or compensatory plan.

Item 17. Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Yesway, Inc. pursuant to the foregoing provisions, or otherwise, Yesway, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Yesway, Inc. of expenses incurred or paid by a director, officer or controlling person of Yesway, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Yesway, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Yesway, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Yesway, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fort Worth, state of Texas, on this 21st day of September, 2021.
Yesway, Inc.
By:
/s/ Thomas N. Trkla

Thomas N. Trkla
Chief Executive Officer
POWER OF ATTORNEY
Each of the undersigned officers and directors of Yesway, Inc. hereby constitutes and appoints Thomas N. Trkla and Ericka L. Ayles, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Yesway, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.
Signature	Title	Date
/s/ Thomas N. Trkla Thomas N. Trkla	Chief Executive Officer and Director (Principal Executive Officer)	September 21, 2021
/s/ Ericka L. Ayles Ericka L. Ayles	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 21, 2021